Filed pursuant to Rule 424(b)(4)
Registration No. 333-195229
and
Registration No. 333-196001

PROSPECTUS

11,140,000 American Depositary Shares

Jumei International Holding Limited

Representing 11,140,000 Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Jumei International Holding Limited, or Jumei. Jumei is offering 11,140,000 ADSs. Each ADS represents one Class A ordinary share of our company, par value US$0.00025 per share. Prior to this offering, there has been no public market for our ADSs or shares. Our ADSs have been approved for listing on the NYSE under the symbol “JMEI.”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

See “Risk Factors” beginning on page 14 for factors you should consider before buying the ADSs.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PRICE US$22.00 PER ADS

	Per ADS		Total
Initial public offering price	US$	22.00	US$	245,080,000
Underwriting discount	US$	1.54	US$	17,155,600
Proceeds, before expenses, to Jumei	US$	20.46	US$	227,924,400

To the extent the underwriters sell more than 11,140,000 ADSs, the underwriters have an option to purchase up to an additional 1,671,000 ADSs from us at the initial public offering price less the underwriting discount, within 30 days after the date of this prospectus.

Immediately prior to the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Leo Ou Chen, our founder, chairman of the board of directors and chief executive officer, Mr. Yusen Dai, our co-founder, director and executive officer and their respective affiliates will beneficially own all of our issued Class B ordinary shares. The Class B ordinary shares outstanding immediately after the completion of this offering will constitute approximately 41.1% of our total outstanding shares and 87.5% of the then voting power, assuming the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

We are a “controlled company” as defined under NYSE Listed Company Manual because Mr. Leo Ou Chen will beneficially own a majority of the aggregate voting power of our company immediately after this offering.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on May 21, 2014.

Goldman Sachs (Asia) L.L.C.	Credit Suisse	J.P. Morgan

(on equal footing)

China Renaissance

Piper Jaffray		Oppenheimer & Co.

Prospectus dated May 15, 2014.

NO.1

ONLINE RETAILER OF BEAUTY PRODUCTS IN CHINA

10.5 MILLION
ACTIVE CUSTOMERS

89%
REPEAT PURCHASE RATE

49%
GMV THROUGH MOBILE

Notes:

Source of market size: the Frost & Sullivan report commissioned by Jumei, and in terms of GMV in 2013

Note: Active customers in FY2013, mobile rate is for first quarter 2014, repeat purchase rate is for FY2013, active customers defined as customers that made at least one purchase during the period

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until June 9, 2014 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party research firm, to provide information regarding our market position in China. We refer to this report as the Frost & Sullivan report. The gross merchandise volume as stated in the Frost & Sullivan report is denominated in Renminbi.

Our Business

We are China’s No. 1 online retailer of beauty products as measured by gross merchandise volume, or GMV, with a market share of 22.1% in 2013, according to the Frost & Sullivan report. We have grown rapidly and substantially since we launched our jumei.com website in March 2010 and achieved our current scale and profitability with only approximately US$13 million in total funding from our private equity investors. We achieved US$483.0 million in net revenues and US$25.0 million in net income in 2013, with approximately 10.5 million active customers during the same period.

We believe that our internet platform is a trusted destination for consumers to discover and purchase branded beauty products and fashionable apparel and other lifestyle products. Leveraging our deep understanding of customer needs and preferences, as well as our strong merchandizing capabilities, we have adopted multiple effective sales formats to encourage product purchases on our platform. Our current sales formats consist of curated sales, online shopping mall and flash sales.

Our curated sales represents a new online sales format, whereby we recommend a carefully selected collection of branded beauty products for a limited period of time at attractive prices. Our curated sales format captures online shoppers’ attention through product recommendations and insightful product descriptions, which has helped us build a strong customer base. We also sell a wider selection of branded beauty products through our online shopping mall on a long-term basis to enhance customer stickiness. To further enhance and complement our customer experience with more choices, we provide a limited-time offering of fashionable apparel and other lifestyle products at deep discounts through flash sales.

We have built a large base of highly engaged and loyal customers, as well as a wide variety of well-selected products, which have been essential for our rapid growth. Our active customers totaled approximately 1.3 million, 4.8 million and 10.5 million in 2011, 2012 and 2013, respectively. Orders placed by our repeat customers accounted for approximately 88.9% of our total orders in 2013. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and certain exclusive product suppliers. We worked with approximately 1,700 suppliers and third-party merchants in 2013.

We believe consumers will increasingly shop online through mobile internet. Therefore, we have invested substantial resources to build a mobile platform dedicated to providing a superior mobile shopping experience. As a result, sales through our mobile platform have grown significantly since its launch in May 2012. In the first quarter of 2014, approximately 49% of our GMV was generated through our mobile platform.

Our visionary management team has the foresight to identify and meet evolving customer needs and market opportunities in the beauty products market. Under our management’s leadership, we have attracted a large and loyal user base through our creative and cost-efficient marketing campaigns as well as word-of-mouth referrals resulting from our well-selected products and superior customer experience. We further enhance the attractiveness of our product offerings by entering into arrangements with beauty product suppliers for exclusive sales and distribution of selected products in China. We implement effective measures to control costs and operating expenses, which have enabled us to achieve and increase operating profitability.

Our net revenues were US$21.8 million in 2011, US$233.2 million in 2012 and US$483.0 million in 2013. We achieved net income of US$8.1 million in 2012 and US$25.0 million in 2013, compared to a net loss of US$4.0 million in 2011. Our net cash provided by operating activities were US$27.4 million in 2012 and US$84.8 million in 2013. Our net cash used in operating activities was US$2.0 million in 2011.

Our Industry

Growth of the Beauty Products Industry in China. According to the Frost & Sullivan report, China’s beauty products industry grew steadily over the past few years as total retail sales increased from RMB136.2 billion (US$22.5 billion) in 2010 to RMB220.9 billion (US$36.5 billion) in 2013, representing a compounded annual growth rate, or CAGR, of 17.5%, and is expected to further increase to RMB431.8 billion (US$71.3 billion) in 2018, representing a CAGR of 14.3% from 2013. According to the Frost & Sullivan report, Watsons, Jumei and Sephora are the three largest beauty products retailers in China in terms of GMV in 2013.

Online Retail Market in China. China has the largest internet community in the world, with approximately 617.6 million internet users as of December 31, 2013. This translates into approximately 2.5 times the size of the internet population in the U.S., according to the Frost & Sullivan report. Online retail sales as a percentage of total retail sales in China expanded from 3.3% in 2010 to 8.1% in 2013, and is expected to further increase to 13.0% in 2018, according to the Frost & Sullivan report. The increase in online versus offline retail sales reflects the fragmentation of the retail market in China, the increasing user acceptance of online retail and the improved fulfillment networks and payment options provided by online retailers.

Online retail sales of beauty products have grown rapidly in recent years. Online business to consumer, or B2C, beauty products sales reached RMB22.6 billion (US$3.7 billion) in 2013, up from RMB1.7 billion (US$0.3 billion) in 2010, representing a CAGR of 136.5%, and is expected to further increase to RMB94.6 billion (US$15.6 billion) in 2018, representing a CAGR of 33.2% from 2013, according to the Frost & Sullivan report. Online B2C beauty products sales as a percentage of total beauty products retail sales in China expanded from 1.3% in 2010 to 10.2% in 2013, and is expected to further increase to 21.9% in 2018, according to the Frost & Sullivan report.

The Emergence of M-Commerce in China. According to the Frost & Sullivan report, the smartphone user population in China reached 475.1 million in 2013. Active mobile commerce, or m-commerce, user population reached 144.4 million in China in 2013, a growth of 160.5% from 2012, and is expected to further increase to 762.6 million in 2018, representing a CAGR of 39.5% from 2013, according to the Frost & Sullivan report. The total retail sales through m-commerce amounted to RMB303.7 billion (US$50.2 billion) in 2013, representing a growth of 271.6% from 2012, and is expected to further increase to RMB2,226.8 billion (US$367.8 billion) in 2018, representing a CAGR of 49.0% from 2013, according to the Frost & Sullivan report.

The Emergence of Curated Sales. According to the Frost & Sullivan report, curated sales is a disruptive sales format compared to the traditional offline channels for beauty products. Curated sales is an innovative new sales format which features a limited number of products that are first selected, then recommended and offered for sale. Each curated product is usually on sale for a limited period of time on a curated sales platform, which helps focus user traffic on the featured brand and product.

The recommendation feature of curated sales is conducive to generating frequent visits from customers as they seek information and guidance on the latest trends in the markets. As such, curated sales format helps build a loyal and engaged customer base and encourages repeat purchases. Furthermore, the curated sales format is especially effective in educating consumers in China about new beauty products and enhancing the profile of brands through online channels.

Unlike flash sales, the curated sales format is a more effective and efficient channel to introduce new products by guiding consumers’ purchase decisions. An operator of a curated sales platform can present and sell a carefully selected array of high quality products with purchase recommendations featuring detailed descriptions and extensive customer reviews, without imposing limit on the units available for sale for each product or offering steep price discounts.

Our Strengths

We believe the following key competitive strengths have contributed to our growth and success to date:

•	China’s No. 1 online beauty products retailer;

•	visionary management with exceptional marketing capabilities;

•	robust mobile platform;

•	trusted online retail brand for beauty products; and

•	highly engaged and loyal customer base.

Our Strategies

Our goal is to become the online destination for female consumers and trendsetter for fashion and beauty. We intend to achieve our goal by pursuing the following growth strategies:

•	extend our product offerings;

•	strengthen our mobile platform;

•	improve customer experience and enhance customer loyalty;

•	increase our brand recognition;

•	extend our operational capabilities; and

•	pursue strategic alliances, investments and acquisition opportunities.

Our Challenges

Our ability to achieve our goal and execute our strategies are subject to risks and uncertainties, including those relating to our ability to:

•	maintain and enhance the recognition and reputation of our Jumei ( ) brand;

•	compete effectively;

•	evaluate our prospects in light of our limited operating history;

•	manage our growth or execute our strategies effectively;

•	verify the authorization and authenticity of products sold on our internet platform;

•	provide superior customer experience and offer products at attractive prices to meet customer needs and preferences;

•	manage and expand our relationships with suppliers and third-party merchants, and procure products at favorable terms;

•	expand our fulfillment network and develop and maintain relationships with third-party delivery service providers; and

•	attract, train and retain qualified personnel.

In addition, we face risks and uncertainties related to our corporate structure and doing business in China, including:

•	risks associated with our control over Reemake Media, which is based on contractual arrangements rather than equity ownership, including our ability to use and enjoy assets held by Reemake Media that are material to the operation of our business, such as the domain names and trademarks held by Reemake Media;

•	risks related to the potential conflict between PRC and Cayman Islands fiduciary duties owed by directors of Reemake Media and our company and the lack of framework for the resolution of fiduciary duty conflicts between these different jurisdictions;

•	uncertainties associated with the interpretation and application of PRC regulations and policies, including those relating to the e-commerce industry in China; and

•	risks related to our ability to use the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries as a result of PRC regulations and governmental control of currency conversion.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Corporate History and Structure

Our founder, chairman and chief executive officer Mr. Leo Ou Chen and two co-founders formed Reemake Media Co., Ltd., or Reemake Media, in Beijing China in August 2009 and commenced our online beauty products retail business under our Jumei ( ) brand through Reemake Media in March 2010. In January 2011, Reemake Media acquired 100% of the equity interests in Beijing Shengjinteng Network Science and Technology Co., Ltd., or Beijing Shengjinteng.

In August 2010, we incorporated Jumei International Holding Limited under the laws of the Cayman Islands as our offshore holding company in order to facilitate international financing. In September 2010, we established a wholly-owned Hong Kong subsidiary, Jumei Hongkong Limited to be our intermediate holding company. In March 2011, Jumei Hongkong Limited established a wholly-owned PRC subsidiary, Jumei Youpin (Beijing) Science and Technology Services Co., Ltd., which was subsequently renamed as Beijing Silvia Technology Service Co., Ltd., or Beijing Jumei. In March 2014, we established a new wholly-owned Hong Kong subsidiary named Jumei Hongkong Holding Limited.

Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunication service businesses, we conduct such activities through contractual arrangements with Reemake Media, our consolidated variable interest entity in China. Through Beijing Jumei, we obtained control over Reemake Media in April 2011 by entering into a series of contractual arrangements with Reemake Media and the shareholders of Reemake Media. The contractual arrangements, except for the exclusive consulting and services agreement, were subsequently amended and restated in January 2014. Reemake Media holds our internet content provider license, or ICP License, as an internet information provider and operates our website. As a result of these contractual arrangements, Reemake Media is a variable interest entity of which we are the primary beneficiary. We have consolidated the financial results of Reemake Media and its subsidiary in our consolidated financial statements in accordance with U.S. GAAP.

Jumei Hongkong Limited established Shanghai Paddy Commerce and Trade Co., Ltd. in June 2012, Chengdu Jumei Youpin Science and Technology Co., Ltd. in July 2012, and Tianjin Cycil Information Technology Co., Ltd. and Tianjin Darren Trading Co., Ltd. in March 2013. Tianjin Darren Trading Co., Ltd. was subsequently renamed as Tianjin Qianmei International Trading Co., Ltd., in March 2014. In December 2013, Jumei Hongkong Limited established Tianjin Venus Technology Co., Ltd., a wholly owned subsidiary.

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated variable interest entity and its subsidiary, as of the date of this prospectus:

(1)	Leo Ou Chen, Yusen Dai and Hui Liu hold 82.30%, 8.85% and 8.85% equity interests in Reemake Media, respectively.

We are a “controlled company” as defined under NYSE Listed Company Manual because Mr. Leo Ou Chen will beneficially own a majority of the aggregate voting power of our company immediately after this offering.

Corporate Information

Our principal executive offices are located at 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the People’s Republic of China. Our telephone number at this address is +86 10-5676-6999. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is jumei.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017 with telephone number +1 212-750-6474.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	an “active customer” for a specified period are to a customer that made at least one purchase during the period;

•	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“GMV” are to gross merchandise volume, which is the total value of merchandise sold through our internet platform;

•	our “internet platform” are to our jumei.com website and our mobile platform;

•	“Jumei,” “we,” “us,” “our company” and “our” are to Jumei International Holding Limited, and, in the context of describing our business and results of operations, also include its subsidiaries, consolidated variable interest entity and subsidiary of the consolidated variable interest entity;

•	“net GMV” are to the sum of (i) net revenues generated from merchandise sales, and (ii) net revenues generated from marketplace services and adding back corresponding payables to our third-party merchants; net GMV can be obtained from GMV by deducting value-added tax and surcharges, customer returns and cash coupons, and adding delivery fees charged to our customers;

•	“ordinary shares” prior to the completion of this offering are to our ordinary shares, par value US$0.00025 per share, and upon and after the completion of this offering are to our Class A and Class B ordinary shares, par value US$0.00025 per share;

•	“repeat customer” for a specified period are to any customer who (1) is an active customer during such period, and (2) had purchased products from us at least twice during the period from our inception to the end of such period. Orders placed by a repeat customer during a specified period include all orders placed by the customer during such period even if the customer made the first purchase from us in the same period;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“SKUs” are to stock keeping units; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs.

Certain operating data, economic and market data and regulatory information shown in Renminbi amounts in this prospectus are accompanied by translations into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all such translations from Renminbi to U.S. dollars in this prospectus were made at RMB6.0537 to US$1.0000, the noon buying rate for December 31, 2013 set forth in the H.10 statistical release of the Federal Reserve Board. Our net GMV amounts for the historical periods are denominated in RMB and were translated into US$ amounts using the applicable average exchange rate for each relevant period. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On May 9, 2014, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2270 to US$1.0000.

The Offering

Offering price	US$22.00 per ADS.

ADSs offered by us and outstanding immediately after this offering	11,140,000 ADSs (or 12,811,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Concurrent private placement	Concurrently with, and subject to, the completion of this offering, General Atlantic Singapore Fund Pte. Ltd., a non-US and non-affiliated entity, has agreed to purchase from us US$150,000,000 in Class A ordinary shares at a price per share equal to the initial public offering price per share, or the Concurrent Private Placement. At the initial offering price of US$22.00 per share, the investor will purchase 6,818,182 Class A ordinary shares from us. Our proposed issuance and sale of Class A ordinary shares to the investor is being made through a private placement pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the Securities Act. The investor has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares acquired in the private placement for a period of 180 days after the date of this prospectus, subject to certain exceptions.

Ordinary shares outstanding immediately after this offering	143,128,381 ordinary shares, comprised of 84,323,541 Class A ordinary shares, including 11,140,000 Class A ordinary shares we will issue in this offering and 6,818,182 Class A ordinary shares we will issue in the Concurrent Private Placement, and 58,804,840 Class B ordinary shares (or 144,799,381 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full, comprised of 85,994,541 Class A ordinary shares and 58,804,840 Class B ordinary shares).

The ADSs	Each ADS represents one Class A ordinary share, par value US$0.00025 per share.

The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares. For a description of Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to 1,671,000 additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$369.1 million from this offering and the Concurrent Private Placement, after deducting underwriting discounts and commissions, the placement fee and estimated offering expenses payable by us, assuming the underwriters do not exercise the option to purchase additional ADSs.

We intend to use the net proceeds from this offering and the Concurrent Private Placement to invest in our marketing and branding efforts, including growing our exclusive products portfolio and setting up additional physical stores, expand our logistics network and enhance our fulfillment capabilities, strengthen our IT infrastructure and systems, and for general corporate purposes, including working capital needs and potential acquisitions, investments and alliances, although we are not currently negotiating any such transactions. See “Use of Proceeds” for more information.

Lock-up	We, our directors, executive officers and all of our existing shareholders, certain option holders and the Concurrent Private

Placement investor have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. In addition, through a letter agreement, we will instruct The Bank of New York Mellon, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC on behalf of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. See “Shares Eligible for Future Sale” and “Underwriting.”

Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 600,500 ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.

Listing	Our ADSs have been approved for listing on the NYSE under the symbol “JMEI.” Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on May 21, 2014.

Depositary	The Bank of New York Mellon.

Summary Consolidated Financial and Operating Data

The following summary consolidated statements of income/(loss) data for the years ended December 31, 2011, 2012 and 2013, summary consolidated balance sheet data as of December 31, 2011, 2012 and 2013 and summary consolidated cash flow data for the years ended December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2011 have been derived from our audited consolidated balance sheet as of December 31, 2011, which is not included in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this “Summary Consolidated Financial and Operating Data” section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,
	2011	2012	2013
	(in thousands of US$, except for share, per share and per ADS data)
Summary Consolidated Statements of Income/(Loss):
Net revenues:
Merchandise sales	3,307	209,059	413,050
Marketplace services	18,481	24,165	69,946

Total net revenues	21,788	233,224	482,996
Cost of revenues	(2,788)	(148,541)	(283,317)

Gross profit	19,000	84,683	199,679

Operating expenses: (1)
Fulfillment expenses	(11,842)	(28,884)	(59,228)
Marketing expenses	(9,348)	(36,484)	(52,151)
Technology and content expenses	(739)	(4,416)	(10,023)
General and administrative expenses	(1,431)	(4,761)	(40,013)

Total operating expenses	(23,360)	(74,545)	(161,415)

Income/(loss) from operations	(4,360)	10,138	38,264

Other income/(expenses)
Interest income, net	6	199	916
Others, net	(150)	(93)	127

Income/(loss) before tax	(4,504)	10,244	39,307

Income tax benefit/(expense)	475	(2,140)	(14,303)

Net Income/(loss)	(4,029)	8,104	25,004

Accretion to preferred share redemption value	(716)	(1,688)	(1,795)
Income allocation to participating preferred shares	—	(1,292)	(7,403)

Net income/(loss) attributable to ordinary shareholders	(4,745)	5,124	15,806

	Year Ended December 31,
	2011	2012	2013
	(in thousands of US$, except for share, per share and per ADS data)
Weighted average number of ordinary shares used in per share calculations(3):
- Basic	40,644,779	50,070,659	59,475,739
- Diluted	40,644,779	83,672,986	83,196,788
Net income/(loss) per ordinary share:
- Basic	(0.12)	0.10	0.27
- Diluted	(0.12)	0.06	0.19
Net income/(loss) per ADS(2):
- Basic	(0.12)	0.10	0.27
- Diluted	(0.12)	0.06	0.19
Weighted average number of ordinary shares used in pro forma per share calculations(4):
- Basic			105,521,544
- Diluted			129,242,593
Pro forma net income per ordinary share (unaudited)(4):
- Basic			0.24
- Diluted			0.19
Pro forma net income per ADS (unaudited)(2)(4):
- Basic			0.24
- Diluted			0.19

(1)	Share-based compensation expenses are allocated in operating expense items as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands of US$)
Fulfillment expenses	—	—	382
Marketing expenses	—	—	481
Technology and content expenses	40	30	785
General and administrative expenses	167	234	31,144

(2)	Each ADS represents one Class A ordinary share.
(3)	On April 8, 2011, we effected a 4,000-for-1 share split whereby all of our 50,000 then issued and outstanding ordinary shares of a par value of $1.00 each were converted into 200,000,000 ordinary shares of a par value of $0.00025 each. Concurrent with the share split, we repurchased an aggregate of 130,924,549 ordinary shares from the then existing shareholders. As a result of the share split, the number of our total authorized shares was increased from 50,000 to 200,000,000.
(4)	The unaudited pro forma basic and diluted net income per share data reflect the conversion of all outstanding preferred shares as if the conversion had occurred at the beginning of the year.

	As of December 31,
	2011	2012	2013	2013 (Pro Forma Unaudited)(1)	2013 (Pro Forma As Adjusted Unaudited)(2)
	(in thousands of US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	9,117	29,964	111,402	111,402	480,453
Accounts receivable, net	3,336	1,454	2,807	2,807	2,807
Inventories	28	14,748	32,653	32,653	32,653
Total assets	18,903	71,188	195,311	195,311	564,362
Accounts payable	970	38,592	88,766	88,766	88,766
Total liabilities	9,712	53,592	119,651	119,651	119,651
Total mezzanine equity	13,701	15,389	17,184	—	—
Total shareholders’ equity/(deficit)	(4,510)	2,207	58,476	75,660	444,711

(1)	The pro forma data in the balance sheet data table above reflect the automatic conversion of all of our preferred shares that are issued and outstanding into 46,045,805 ordinary shares on a one-for-one basis immediately prior to the completion of this offering.
(2)	The pro forma as adjusted data in the balance sheet data table above reflect (i) the redesignation of 58,804,840 ordinary shares held by Super ROI Global Holding Limited and Pinnacle High-Tech Limited into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the automatic conversion and redesignation of all of the remaining ordinary shares and preferred shares that are issued and outstanding into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the sale of Class A ordinary shares in the form of ADSs by us in this offering at the initial public offering price of US$22.00 per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs and (iv) the issuance and sale of 6,818,182 Class A ordinary shares to an investor through the Concurrent Private Placement, with net proceeds of US$145.5 million to us.

	Year Ended December 31,
	2011	2012	2013
	(in thousands of US$)
Summary Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	(2,009)	27,360	84,806
Net cash used in investing activities	(2,027)	(6,601)	(4,643)
Net cash provided by/(used in) financing activities	10,140	—	(833)
Effect of exchange rate changes on cash and cash equivalents	50	88	2,108

Net increase in cash and cash equivalents	6,154	20,847	81,438
Cash and cash equivalents at beginning of year	2,963	9,117	29,964

Cash and cash equivalents at end of year	9,117	29,964	111,402

The following table presents summary operating data for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(in thousands, except for net GMV, which is in thousands of US$)
Summary Operating Data:
Net GMV	92,269	327,255	816,570
Active customers	1,290	4,824	10,536
Repeat customers	694	2,716	6,529
New customers	1,217	4,165	8,224
Total orders	4,484	15,714	35,962
Orders placed by repeat customers	3,888	13,605	31,955
Orders fulfilled by our logistics centers	4,460	15,630	30,281

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Any harm to our Jumei ( ) brand or our reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our Jumei ( ) brand among our customers, suppliers and third-party merchants have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and market position. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

•	maintain the popularity, quality and authenticity of the products we offer;

•	provide a superior online shopping experience to customers;

•	increase brand awareness through various means of marketing and promotional activities;

•	maintain the efficiency, reliability and quality of our fulfillment and delivery services;

•	maintain and improve customers’ satisfaction with our after-sales services;

•	preserve and enhance our reputation and goodwill generally and in the event of any negative publicity on product quality or authenticity, customer service, internet security, or other issues affecting us or other online retailers in China; and

•	maintain our cooperative relationships with quality suppliers, third-party merchants and other service providers.

A public perception that non-authentic, counterfeit or defective goods are sold on our internet platform or that we do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established among our customers and have a negative impact on our ability to attract new customers or retain our existing customers. If we are unable to preserve our reputation, enhance our brand recognition or increase positive awareness of our internet platform, products and services, it may be difficult for us to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

We face intense competition, and if we fail to compete effectively, we may lose market share and customers.

China’s retail market for beauty products is fragmented and highly competitive. We face competition from traditional beauty products retailers, such as Watsons and Sephora, and online beauty products retailers, such as Lefeng, as well as e-commerce platform companies, such as Alibaba Group, which operates Taobao.com and Tmall.com, Amazon China, which operates Amazon.cn, JD.com, Inc., which operates JD.com and E-Commerce China Dangdang Inc., which operates Dangdang.com. See “Business—Competition.” Our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, more cost-effective fulfillment capabilities or greater financial, technical or marketing resources than we do. Competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including investing more heavily in research and development and making acquisitions for the expansion of their products and services. Some of our competitors may be able to secure more favorable terms from suppliers, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their website and system development than us. In addition, new and enhanced technologies may increase the competition in the online retail market. Increased competition may reduce our profitability, market share, customer base and brand recognition. There can be no assurance that we will be able to compete successfully against current or future competitors, and such competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced our beauty products retail business in March 2010 and have a limited operating history. Since our inception, we have experienced rapid growth in our business. Our total net revenues increased by 970.4% from US$21.8 million in 2011 to US$233.2 million in 2012 and further increased by 107.1% to US$483.0 million in 2013. We incurred a net loss of US$4.0 million in 2011 and achieved net income of US$8.1 million in 2012. Our net income increased by 208.5% from US$8.1 million in 2012 to US$25.0 million in 2013. However, our historical growth rate may not be indicative of our future performance. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we did in the past. Growth may slow and net revenues or net income may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, slowing growth of our overall market, fulfillment bottlenecks, emergence of alternative business models, changes in government policies or general economic conditions. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with a limited operating history may encounter.

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have been growing rapidly since our inception. Expansion has placed, and continues to place, significant strain on our management and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, suppliers, brand owners, third-party merchants and other service providers. As we selectively increase our product offerings, we will need to work with different groups of new suppliers and third-party merchants efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers, brand owners and third-party merchants. All of these endeavors involve risks, and will require substantial management effort and significant additional expenditures. We cannot assure you that we will be able to manage our growth or execute our strategies effectively, and any failure to do so may have a material adverse effect on our business and prospects.

Our expansion into new product categories and third-party marketplace business may expose us to new challenges and more risks.

Since our inception, we have focused on selling beauty products online. We have expanded the product offerings on our internet platform to include selected categories of apparel and other lifestyle products. Expansion into new product categories involve new risks and challenges. Our lack of familiarity with these products and lack of relevant customer data relating to these products may make it more difficult for us to keep pace with the evolving customer demands and preferences.

We are also a service provider to third party merchants who sell beauty products as well as apparel and other lifestyle products on our internet platform and charge service fees for such sales. For 2013, our net revenues generated from our marketplace services accounted for approximately 14.5% of our total net revenues. Our third-party merchants of apparel and other lifestyle products use their own delivery systems or service providers to deliver products to our customers, which makes it difficult for us to ensure that our customers get the same service for other products sold by us on our internet platform. If any third-party merchant does not control the quality of the products that it sells, or if it does not deliver the products or delivers products that are materially different from its description of them, or if it sells counterfeit or defective products or products without proper authorization on our internet platform and we fail to discover or take necessary measures to prevent such behavior, the reputation of our internet platform and our Jumei ( ) brand may be materially and adversely affected, and we could face claims that we should be held liable for any losses and damages arising from such misbehavior or infringement. See “Regulation—Regulation Relating to Product Quality and Consumer Protection.” In addition, the supplier relationships, customer acquisition analytics and working capital requirements for our marketplace business may not be the same as those for our online direct sales operations, which may complicate the management of our business. In order for our marketplace business to be successful, we must continue to identify and attract new third-party merchants, and we may not be successful in this regard.

We have limited experience and operating history in our new product categories and our marketplace services, which makes predicting our future results of operations more difficult than it otherwise would be. Therefore, our past results of operations should not be taken as indicative of our future performance. If we cannot successfully address new challenges and compete effectively, we may not be able to recover costs of our investments and eventually achieve profitability, and our future results of operations and growth prospects may be materially and adversely affected.

We may incur liability for products sold on our internet platform that are without or have yet to receive proper authorization, or for products sold or content posted on our internet platform that infringe on third-party intellectual property rights, or for products sold on our internet platform that fail to comply with cosmetics-related permits or filing requirements.

In 2013, we worked with approximately 1,700 suppliers and third-party merchants on our internet platform. Although we have adopted measures to verify the authorization of products sold through us and avoid potential infringement of third-party intellectual property rights in the course of sourcing and selling products, we may not be successful in ensuring all products sold on our platform have proper authorization.

We have sold certain branded products that were procured by our suppliers or third-party merchants from overseas and domestic markets that are without or have yet to receive proper authorization and as a result, our relationships with brand owners, particularly the international brand owners that offer beauty products in the China market, may be adversely affected. Over 75% of our net revenues in 2013 were generated from products supplied or sold by suppliers and third-party merchants that had provided us with written authorization documents. We have in the past received and may continue to receive claims alleging that some products sold on our internet platform are without authorization from the relevant brand owners and suppliers, or otherwise infringe upon third-party intellectual property rights. Although our suppliers and third-party merchants are responsible for sourcing products to be sold on our internet platform and allegations and claims have not had material adverse impact on our business in the past, we might be required to allocate significant resources and incur material expenses regarding such claims in the future. Irrespective of the validity of such claims, we could incur significant costs and efforts in either defending or settling such claims, which could divert our management’s attention from day-to-day operations. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant products. Regardless of whether we successfully defend against such claims, we could suffer negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

Furthermore, although as an online distributor, we are not required to obtain customs clearance or other specific cosmetics-related permits, we are required under the relevant PRC laws to check whether importers have obtained the requisite import related permits or filings and whether the products have passed the quality inspection before they are sold and distributed in the China market. In the past, for products imported from outside of the PRC, we had requested our suppliers and third-party merchants to provide the relevant import permits or filings. To reduce any legal risks that we may be exposed to, we plan to adopt internal policy and procedures to periodically check import permits or filings as well as import tariff payments of our suppliers and third-party merchants. If any of our suppliers or third-party merchants has evaded import tariffs or fails to obtain clearance from the customs or inspection and quarantine bureaus and sold such imported products to us or on our internet platform, we may be subject to fines, suspension of business, as well as confiscation of products illegally sold and the proceeds from such sales, depending on the nature and gravity of such liabilities. See “Regulation—Regulation Relating to Distribution of Cosmetics.”

Under our standard form agreements, we require suppliers or third-party merchants to indemnify us for any losses we suffer or any costs that we incur due to any products we source from these suppliers or any products sold by these third-party merchants. However, not all of our agreements with suppliers and third-party merchants have such terms, and for those agreements that have such terms, we may not be able to successfully enforce our contractual rights and may need to initiate costly and lengthy legal proceedings in China to protect our rights. Enforcing our contractual rights under those agreements will incur significant costs and efforts and will divert our management’s attention from day-to-day operations. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

If counterfeit products are sold on our internet platform, our reputation and financial results could be materially and adversely affected.

Suppliers and third-party merchants on our internet platform are separately responsible for sourcing the products that are sold on our internet platform. Although we have adopted measures to verify the authenticity of products sold on our internet platform and to immediately remove any counterfeit products found on our internet platform, these measures may not always be successful. Potential sanctions under PRC law if we were to negligently participate or assist in infringement activities associated with counterfeit goods include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to our customers. If our customers are injured by counterfeit products sold on our internet platform, we may be subject to lawsuits, severe administrative penalties and criminal liability. See “—We may be subject to product liability claims if our customers are harmed by the products we sell.” We believe our brand and reputation are extremely important to our success and our competitive position. The discovery of counterfeit products sold on our internet platform may severally damage our reputation and cause customers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results.

If we are unable to provide high quality customer experience, our business and reputation may be materially and adversely affected.

The success of our business largely depends on our ability to provide high quality customer experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer authentic products at competitive prices, source products to respond to customer demands and preferences, maintain the quality of our products and services, provide reliable and user-friendly website interface and mobile applications for our customers to browse and purchase products, and provide timely and reliable delivery and superior after-sales service. If our customers are not satisfied with our products or services, or the prices at which we offer the products, or our internet platform is severely interrupted or otherwise fail to meet our customers’ requests, our reputation and customer loyalty could be adversely affected.

We rely on contracted third-party delivery service providers to deliver our products. Interruptions to or failures in the delivery services could prevent the timely or successful delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as inclement weather, natural disasters or labor unrest. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Furthermore, the delivery personnel of contracted third-party delivery service providers act on our behalf and interact with our customers personally. Any failure to provide high-quality delivery services to our customers may negatively impact the shopping experience of our customers, damage our reputation and cause us to lose customers.

In addition, we depend on our customer service center and online customer service representatives to provide live assistance to our customers 24 hours a day, 7 days a week. We had 547 customer service representatives as of December 31, 2013. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to the high volume of calls from customers at peak times, our brand and customer loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose customers and market share.

As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to offer products at attractive prices to meet customer needs and preferences, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue attracting new customers and increasing the spending level of our existing customers. Constantly changing consumer preferences have affected and will continue to affect the online retail industry. We must stay abreast of emerging lifestyle and consumer preferences and anticipate product trends that will appeal to existing and potential customers. Our customers choose to purchase authentic and quality products on our internet platform due in part to the attractive prices that we offer, and they may choose to shop elsewhere if we cannot match the prices offered by other online retailers or by physical stores. If our customers cannot find their desired products within our product portfolio at attractive prices, they may lose interest in us and visit our internet platform less frequently or even stop visiting our internet platform altogether, which in turn may materially and adversely affect our business, financial condition and results of operations.

We rely on the online retail sale of beauty products for a substantial portion of our net revenues.

Since our inception, we have focused on selling beauty products online. We expect that sales of beauty products will continue to be our focus and represent a substantial portion of our total net revenues in the near future. We have increased our offerings to include other product categories, mainly apparel products. However, our sales of these new products may not increase to a level that would substantially reduce our dependence on online sales of beauty products. We face intense competition from other online retailers of beauty products and from established companies with physical stores that are moving into the online space. Any event that results in a reduction in our sales of beauty products could materially and adversely affect our ability to maintain or increase our current level of net revenue and business prospects.

If we fail to manage and expand our relationships with suppliers and third-party merchants, or otherwise fail to procure products at favorable terms, our business and growth prospects may suffer.

We worked with approximately 500, 700 and 1,700 suppliers and third-party merchants in 2011, 2012 and 2013, respectively. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and suppliers of our exclusive products. Maintaining strong relationships with these suppliers and third-party merchants is important to the growth of our business.

In particular, we depend significantly on our ability to procure products from suppliers on favorable pricing terms and attract third-party merchants to offer their products on commercially attractive terms. However, our agreements do not ensure the long-term availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. Other than for exclusive products, our agreements with suppliers and third-party merchants typically do not restrict them from selling products to other buyers. We cannot assure you that our current suppliers and third-party merchants will continue to sell products to us or offer products on our internet platform on commercially attractive terms, or at all, after the term of the current agreement expires. Even if we maintain good relationships with our suppliers and third-party merchants, they may be unable to remain in business due to economic conditions, labor actions, regulatory or legal decisions, natural disasters or other causes. In the event that we are not able to source products at favorable prices, our net revenues and gross profit as a percentage of net revenues may be materially and adversely affected.

In the event that any supplier or third-party merchant does not have authorization from the relevant brands to sell certain products to us, the suppliers may be prevented from selling beauty products to us or the third-party merchants may be prevented from selling beauty products, apparel and other lifestyle products at our internet platform at any time, which may adversely affect our business and net revenues. In addition, if our suppliers cease to provide us with favorable payment terms, our requirements for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new supplier and third-party merchant relationships to ensure that we have access to a steady supply of products on favorable commercial terms. If we are unable to develop and maintain good relationships with suppliers and third-party merchants that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, it may limit our ability to offer sufficient products sought by our customers, or to offer these products at prices acceptable to them. Any negative developments in our relationships with suppliers and third-party merchants could materially and adversely affect our business and growth prospects. If we fail to attract new suppliers and third-party merchants to sell their products to us or offer their products on our internet platform due to any reason, our business and growth prospects may be materially and adversely affected.

We plan to expand our fulfillment network. If we are not able to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

We believe our fulfillment network, currently consisting of strategically located logistics centers in Beijing, Shenyang, Kunshan, Chengdu and Guangzhou, is essential to our business. We plan to set up more logistics centers to increase our warehouse capacity, accommodate more customer orders and provide better coverage of our target markets. As we continue to add logistics center capability, our fulfillment network becomes increasingly complex and challenging to operate. We cannot assure you that we will be able to lease facilities suitable to our needs on commercially acceptable terms or at all. We may not be able to recruit a sufficient number of qualified employees with regards to the expansion of our fulfillment network. In addition, the expansion of our fulfillment infrastructure may strain our managerial, financial, operational and other resources. If we fail to manage such expansion successfully, our growth potential, business and results of operations may be materially and adversely affected.

We depend on numerous third-party delivery service providers to deliver our products, and if they fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

We used a network of 49 third-party inter-city transportation companies and local third-party delivery service providers companies to deliver parcels to our customers as of December 31, 2013. For customers in remote areas not covered by our delivery network, we use the state-owned China postal services to deliver our products. Interacting with and coordinating the activities of many delivery companies are complicated and any major interruptions to or failures in these third parties’ shipping services could prevent the timely or successful delivery of our products. These interruptions may be due to unforeseen events that are beyond our control or the control of these third-party delivery companies, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. If our products are not delivered on time or are delivered in a damaged state, customers may refuse to accept our products and have less confidence in our services. Thus, we may lose customers, and our financial condition and reputation could suffer. In addition, as local delivery service providers tend to be small companies with limited capital resources, they may be more likely to go bankrupt, go out of business or encounter financial difficulties, in which case we may not be able to retrieve our products in their possession, arrange for delivery of those products by an alternative carrier, receive the payments the delivery service providers collect for us, or hold them accountable for the losses they cause us. Although we generally only pay the delivery service providers after they have performed their services, such payment arrangements may not be sufficient to cover the risks to which we are exposed. In addition, if the delivery service providers cease to provide cash deposits to us or significantly reduce the amount of such deposits, our working capital requirements may increase and our operating cash flow may be materially and adversely affected. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or government shut-down of the delivery companies we engage to make deliveries, especially those local companies with relatively small business scales. The occurrence of any of these problems, alone or together, could damage our reputation and materially and adversely affect our business and results of operations.

Any interruption in the operation of our logistics centers for an extended period may have an adverse impact on our business.

The beauty products we sell directly and those offered and sold by third-party merchants on our internet platform are stored in our logistics centers. We have logistics centers in each of Beijing, Shenyang, Kunshan, Chengdu and Guangzhou. All of our logistics centers are leased from third parties. If any of the landlords terminate the lease agreements with us, or materially alter any existing arrangements with us, we may be forced to leave the premises and may not be adequately compensated for our investments or at all, and our business, results of operations and financial condition may be materially and adversely affected as a result.

Our ability to process and fulfill orders accurately and provide high quality customer service depends on the smooth operation of our logistics centers. Our fulfillment infrastructure may be vulnerable to damage caused by fire, flood, power outage, telecommunications failure, break-ins, earthquake, human error and other events. If any of our logistics centers were rendered incapable of operations, then we may be unable to fulfill any orders in any of the geographic areas that rely on that center. We do not carry business interruption insurance, and the occurrence of any of the foregoing risks could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to recoup the capital expenditures or investments we make to expand and upgrade our fulfillment and technology capabilities.

We have invested and will continue to invest significantly in expanding our logistics centers and upgrading our technology platform. Furthermore, we plan to lease additional logistics centers in 2014 and purchase additional warehousing equipment. We expect to continue to invest in our fulfillment and technology capabilities as our business further develops. We also intend to continue to add personnel and other resources to our logistics centers and technology platform. We are likely to incur costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which could adversely affect our profitability.

If we fail to adopt new technologies or adapt our website, mobile application and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our internet platform. Our competitors are constantly developing innovations and introducing new products to increase their customer base and enhance user experience. As a result, in order to attract and retain customers and compete against our competitors, we must continue to invest significant resources in research and development to enhance our information technology and improve our existing products and services for our customers. The internet and the online retail industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely way. The development of website, mobile application and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to use new technologies effectively or adapt our website, mobile application, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

We may be subject to product liability claims if our customers are harmed by the products sold on our internet platform.

We sell products manufactured by third parties, some of which may be defectively designed or manufactured, of inferior quality or counterfeit. For example, beauty products in general, regardless of their authenticity or quality, may cause allergic reactions or other illness that may be severe for certain customers. Sales and distributions of products on our internet platform could expose us to product liability claims relating to personal injury and may require product recalls or other actions. Third parties that suffered such injury may bring claims or legal proceedings against us as the retailer of the products or as the marketplace service provider. See “Regulation—Regulation Relating to Product Quality and Customer Protection.” Although we would have legal recourse against the manufacturers, suppliers or third-party merchants of such products under PRC law, attempting to enforce our rights against the manufacturers, suppliers or third-party merchants may be expensive, time-consuming and ultimately futile. Defective, inferior or counterfeit products or negative publicity as to personal injury caused by products sold on our platform may adversely affect consumer perceptions of our company or the products we sell, which could harm our reputation and brand image. In addition, we do not currently maintain any third-party liability insurance or product liability insurance in relation to products we sell. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

If we are unable to conduct our marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our products. Our marketing and promotional activities may not be well received by customers and may not result in the levels of product sales that we anticipate. We incurred US$9.3 million, US$36.5 million and US$52.2 million in marketing expenses in 2011, 2012 and 2013, respectively. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. While our innovative marketing campaigns, including our “I endorse myself” micro-films starring our senior executive officers, have proven to be highly successful, we cannot assure you that we can continue to produce, or benefit from, such unique and effective marketing campaigns in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our net revenues to decline and negatively impact our profitability.

If we fail to manage our inventory effectively, our results of operations, financial condition and liquidity may be materially and adversely affected.

Our business requires us to manage a large volume of inventory effectively. We depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory of SKUs. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our customers may not order products in the quantities that we expect. It may be difficult to accurately forecast demand, and determine appropriate product or component. We generally have the right to return unsold items for most of our products to our suppliers. In order to secure more favorable commercial terms, we may need to continue to enter into supply arrangements without unconditional return clauses or with more restrictive return policies.

If we fail to manage our inventory effectively or negotiate favorable credit terms with third party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our suppliers in order to secure the right to return products to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our results of operations and financial condition.

Uncertainties relating to the growth and profitability of the online retail industry in China in general, and the development of the online curated and flash sales business models in particular, could adversely affect our net revenues and business prospects.

We generate substantially all of our net revenues from online retailing. While online retailing has existed in China since the 1990s, only recently have certain online retailers become profitable. The curated and flash sales business models were not introduced to China until recently. The long-term viability and prospects of various online retail business models in China, particularly the online curated and flash sales business models, remain relatively untested. Our future results of operations will depend on numerous factors affecting the development of the online curated and flash sales business and, more broadly, the online retail industry in China, many of which are beyond our control. These factors include:

•	the growth of internet, broadband, personal computer and mobile penetration and usage as well as online retailing in China, and the rate of such growth;

•	the trust and confidence level of online shopping consumers in China, as well as changes in customer demographics and consumer tastes and preferences;

•	the selection, price and popularity of products that we and our competitors offer online;

•	the emergence and development of alternative retail channels or business models that better address the needs of consumers;

•	the development of fulfillment, payment and other ancillary services associated with online purchases.

A decline in the popularity of online shopping or more specifically, of online curated and flash sales, or any failure by us to adapt our internet platform and improve the online shopping experience of our customers in response to trends and consumer requirements, may adversely affect our net revenues and business prospects.

Furthermore, the online retail industry is very sensitive to macroeconomic changes, and retail purchases tend to decline during recessionary periods. Many factors outside of our control, including inflation and deflation, volatility of stock and property markets, interest rates, tax rates and other government policies and unemployment rates can adversely affect consumer confidence and spending, which could in turn materially and adversely affect our growth prospects and profitability.

The proper functioning of our technology platform is essential to our business. Any failure to maintain the satisfactory performance of our internet platform could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain customers and provide quality customer service. Substantially all of our sales of products are made online through our internet platform. Our mobile customer experience relies on the effective use of mobile devices, operating systems, networks and standards that we do not control. Our net revenues depend on the number of visitors who shop on our internet platform and the volume of orders we fulfill. Any system interruptions caused by telecommunications failures, errors encountered during system upgrades or system expansions, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our internet platform, leakage of confidential customer information, degraded order fulfillment performance, or additional shipping and handling costs, which may, individually or collectively, materially and adversely affect our business, reputation, financial condition and results of operations. In addition, any system failure or interruption could cause material damage to our reputation and brand image if our systems are perceived to be insecure or unreliable. For example, during a sales campaign in March 2013, our system was overwhelmed by unexpected spikes of large user traffic. As a result, our website was down for a couple of hours and we encountered backlogs and delays in our logistics and delivery systems. We subsequently resolved the problems, upgraded our technology system and significantly expanded its peak traffic handling capacities. We have not had any similar system failure since then. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer orders. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the online retail industry in China, we believe we are a particularly attractive target for such attacks. We have experienced in the past, and may experience in the future, such attacks and unexpected interruptions. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a significant decrease in our net revenues.

Additionally, we must continue to upgrade and improve our technology platform to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades and improvement strategies. In particular, our systems may experience interruptions during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely basis, or at all. If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

Any deficiencies in China’s telecommunication infrastructure could impair our ability to sell products over our internet platform, which could cause us to lose customers and materially and adversely affect our results of operations.

Substantially all of our sales of products are made online through our internet platform. Our business depends on the performance and reliability of the telecommunication infrastructure in China. The availability of our internet platform depends on telecommunications carriers and other third-party providers for communications and storage capacity, including bandwidth and server storage, among other things. Almost all access to the internet and mobile internet is maintained through state-owned telecommunication carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and service providers to present our internet platform to consumers. We have experienced service interruptions in the past, which were typically caused by service interruptions at the underlying external telecommunications service providers, such as the internet data centers and broadband carriers from which we lease services. Service interruptions prevent consumers from viewing our internet platform and placing orders, and frequent interruptions could frustrate customers and discourage them from attempting to place orders, which could cause us to lose customers and adversely affect our results of operations.

Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

A significant challenge to the online retail industry is the secure transmission of confidential information over public networks. Substantially all of the orders and some of the payments for products we offer are made through our internet platform. In addition, some online payments for our products are settled through third-party online payment services. We also share certain personal information about our customers with contracted third-party delivery service providers, such as their names, addresses, phone numbers and transaction records. In such cases, maintaining complete security for the transmission of confidential information on our technology platform, such as customer names, personal information and billing addresses, is essential to maintaining customer confidence.

We have adopted security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our customers’ visits on our website. Such individuals or entities obtaining our customers’ confidential or private information may further engage in various other illegal activities using such information. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which some of our customers may elect to make payment for purchases at our website. The contracted third-party delivery service providers we use may also violate their confidentiality obligations and disclose or use information about our customers illegally. Although we do not believe that we will be held responsible for any such illegal activities, any negative publicity on our website’s safety or privacy protection mechanism and policy could have a material and adverse effect on our public image and reputation. We cannot assure you that similar events will not occur in the future. Any compromise of our information security or contracted third-party delivery service providers’ information security measures could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny. As online retailing continues to evolve, we believe that increased regulation by the PRC government of data privacy on the internet is likely. We may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party merchants. We generally comply with industry standards and are subject to the terms of our own privacy policies.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retailing and other online services generally, which may reduce the number of orders we receive.

Payment methods used on our internet platform subject us to third-party payment processing-related risks.

We accept payments using a variety of methods, including payment on delivery, online payments with credit cards and debit cards issued by major banks in China, and payment through third-party online payment platforms such as Alipay. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and cash on delivery options. We also rely on third parties to provide payment processing services. For example, we use contracted third-party delivery service providers for our cash on delivery payment options. The delivery personnel of our contracted third-party delivery service providers collect the payment on our behalf, and we require the contracted third-party delivery service providers to remit the payment collected to us on the following day. If these companies fail to remit the payment collected to us in a timely fashion or at all, if they become unwilling or unable to provide these services to us, or if their services quality deteriorates, our business could be disrupted. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

Our delivery and return policies may adversely affect our results of operations.

We have adopted shipping policies that do not necessarily pass the full cost of shipping on to our customers. We also have adopted customer-friendly return policies that make it convenient and easy for customers to change their minds after completing purchases. These policies improve customers’ shopping experience and promote customer loyalty, which in turn help us acquire and retain customers. However, these policies also subject us to additional costs and expenses, which we may not be able to recoup through increased net revenues. Our ability to handle a large volume of returns is unproven. If our return rates are higher than we expected, or such return policy is misused by a significant number of customers, our costs may increase significantly and our results of operations may be materially and adversely affected. In addition, as we cannot resell returned products that are not in their original packaging or return the products to our suppliers pursuant to our contracts with them. If return rates for such products increase significantly, we may experience an increase in our inventory balance, which may adversely affect our working capital. If we revise these policies to reduce our costs and expenses, our customers may be dissatisfied, which may result in losing existing customers or failing to acquire new customers at a desirable pace, which may materially and adversely affect our results of operations.

We may be the subject of anti-competitive, harassing, or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious characterization of our business that could harm our reputation and cause us to lose market share, customers and net revenues and adversely affect the price of our ADSs.

We have been subject to negative postings and other media exposure on our business in the past. We may become the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers and the goods and services offered by them and often act on such information without further investigation or authentication and without regard to its accuracy. Information on social media platforms and devices is easily accessible, and any negative publicity on us or our founders and management can be quickly and widely disseminated. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and net revenues and adversely affect the price of our ADSs.

Our business depends on the continued efforts of our management. If we lose their services or they are unable to work together effectively or efficiently, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. Our management team has only been working together since the inception of our company. If they cannot work together effectively or efficiently, our business may be severely disrupted. If one or more of our executive officers were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business, financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff members. Our executive officers have entered into employment agreements and confidentiality and non-competition agreements with us. However, if any dispute arises between our officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly technical, fulfillment, marketing and other operational personnel with experience in the online retail industry. Our experienced mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, logistics centers, customer service center and other back office functions also depends on the hard work and quality performance of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. Our logistics centers also require a significant number of blue-collar workers, and these positions tend to have higher than average turnover. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our logistics centers. Rising inflation in China, which has had a disproportionate impact on everyday essentials such as food, is also putting pressure on wages. In addition, as we are still a young company, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all. If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Increases in labor costs or restrictions in the supply of labor in China may materially and adversely affect our business, financial condition and results of operations.

We currently use workers dispatched by third-party labor service agents to provide customer service, logistics and delivery services. As of December 31, 2013, approximately 64.4% of our work force were dispatched by third-party labor service agents. Under such labor arrangement, we may incur joint liabilities if such third-party labor service agents infringe such dispatched workers’ rights. Such labor arrangement does not comply with the Interim Provisions on Labor Dispatch issued in January 2014, which became effective on March 1, 2014, that provides the number of dispatched contract workers hired by an employer shall not exceed 10% of the total number of its work force. We are required to formulate a plan to reduce the number of our dispatched contract workers to below the statutory limits prior to March 1, 2016. Although we are allowed to continue to engage the dispatched workers pursuant to our existing agreements with labor service agents entered into before December 28, 2012, we will need to replace them with full-time employees after the expiration of these contracts. We expect this may result in an increase in our labor cost. If we are found to be in violation of the new rules regulating contract workers, we may be ordered by the labor authority to rectify the noncompliance by entering into written employment contracts with our contract workers, and if we fail to rectify within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 to RMB10,000 per dispatched worker. See “Regulation—Regulation on Employment.”

We source our products exclusively from third-party suppliers in China. With the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase. Our results of operations will be materially and adversely affected if the labor costs of our suppliers increase. In addition, even if labor costs do not increase, we and our suppliers may not be able to find a sufficient number of workers to produce or provide us with the products we offer.

Furthermore, pursuant to the new PRC labor contract law that became effective in 2008, as amended in 2012, employers in China are subject to stricter requirements when signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. The new labor contract law and related regulations impose greater liabilities on employers and may significantly increase the costs of workforce reductions. If we or our suppliers decide to significantly change or reduce our workforces, the new labor contract law could adversely affect our ability to make such changes in a timely, favorable and effective manner. Any of these events may adversely affect our business, financial condition and results of operations.

Future strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may in the future enter into strategic alliances with various third parties to further our business purposes from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have little ability to control or monitor their actions. To the extent the third parties suffer negative publicity or harm to their reputations from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties.

In addition, if we are presented with appropriate opportunities, we may acquire additional assets, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. The costs of identifying and consummating acquisitions may be significant. We may also incur significant expenses in obtaining approvals from shareholders and relevant government authorities in China and elsewhere in the world. Acquired assets or businesses may not generate the financial results we expect. In addition, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC laws and regulations may have a material and adverse impact on our business, financial condition and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including the Ministry of Commerce, the Ministry of Industry and Information Technology, or MIIT. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of online retailing and distribution of food and nutritional supplements, including entry into these industries, the scope of permissible business activities, licenses and permits for various business activities, and foreign investment. We are required to hold a number of licenses and permits in connection with our business operation, including the ICP license, food distribution permit, hygiene permit for nutritional supplements, as well as approvals for the establishment of foreign-invested enterprises engaging in the sale of goods over the internet. We have in the past held and currently hold all licenses and permits described above. See “Regulation—Regulations Relating to Foreign Investment” and “Regulation—Licenses and Permits.”

As of the date of this prospectus, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding our conducting our business without the above mentioned approvals and permits. However, we cannot assure you that we will not be subject to any penalties in the future. As online retailing is still evolving in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to online retail businesses. For example, we are providing mobile applications to mobile device users. It is uncertain if our variable interest entity will be required to obtain a separate operating license in addition to the valued-added telecommunications business operating licenses for Internet content provision service. Although we believe that we are not required to obtain such separate license, which is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations.

We are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions and that we are subject to fines and legal sanctions, our business, financial condition and results of operations may be adversely affected.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

As of the date of this prospectus, we had 18 leased properties for our offices, logistics centers, customer service center and offline store. The lessors of nine leased properties have not been able to provide proper ownership certificates for the properties we lease or prove their rights to sublease the properties to us or do not hold legal certificates to legally lease properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. We may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. In addition, our leasehold interests in leased properties have not been registered with relevant PRC government authorities as required by PRC law, which may expose us to potential fines ranging from RMB1,000 (US$165) to RMB10,000 (US$1,652) per unit leasehold.

As of the date of this prospectus, we are not aware of any claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

As of the date of this prospectus, we leased an aggregate of approximately 97 thousand square meters of properties for our offices, logistics centers, customer service center and offline store. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and such failure in relocating our affected operations could affect our business and operations.

We have granted, and may continue to grant, options, restricted shares and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in 2011, or the 2011 plan, and a share incentive plan in 2014, or the 2014 plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2011 plan, we are authorized to grant options or share purchase rights to purchase up to 10,401,229 ordinary shares as of the date of this prospectus. As of the date of this prospectus, options to purchase 7,131,792 ordinary shares are issued and outstanding under the

2011 plan. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with U.S. GAAP. Under the 2014 plan, we are authorized to grant options, restricted shares and restricted share units. The maximum aggregate number of shares which may be issued initially pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. As of the date of this prospectus, we have not granted any incentive shares under the 2014 plan. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We currently own 12 computer software copyrights in China relating to various aspects of our operations. As of December 31, 2013, we owned 165 registered trademarks, copyrights to 12 software programs developed by us relating to various aspects of our operations, and 10 registered domain names, including jumei.com. See “Business—Intellectual Property.” Although we are not aware of any copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in the online retail industry in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We have been in the past, and may be from time to time in the future, subject to legal proceedings and claims relating to the intellectual property rights of others. Some of our trademarks applications have been challenged by third parties and we may not be able to successfully register such trademarks. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents or other intellectual property rights of which we are not aware that our products may inadvertently infringe. We cannot assure you that holders of the relevant intellectual property rights purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such intellectual property rights against us in China, the United States or any other jurisdictions. In addition, we strive to closely monitor the products offered on our internet platform, and also require suppliers and third-party merchants to indemnify us for any losses we suffer or any costs that we incur in relation to the products we source from such suppliers or the products offered by such third-party merchants on our internet platform. However, we cannot be certain that these measures would be effective in completely preventing the infringement of trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. Further, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question.

Finally, we use open source software in connection with parts of our technology platform. Companies that incorporate open source software into their own products and services have, from time to time, faced claims challenging the ownership of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or noncompliance with open source licensing terms. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business results of operations and financial condition.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm, or our independent accountant, has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013, we and our independent accountant identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. The material weakness identified related to our lack of sufficient and competent financial reporting and accounting personnel to implement key controls over period end financial reporting and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. For details of these remedies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness and control deficiencies or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent accountant conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses and deficiencies. Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2015. In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act, or the JOBS Act, our independent accountant must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent accountant, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We believe our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any marketing initiatives or investments we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies went into a recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain certain insurance policies to safeguard against risks and unexpected events. We have purchased all risk property insurance covering our inventory in all of our logistics centers and certain fixed assets such as equipment, furniture and office facilities. We also purchase cargo transportation insurance from time to time to cover our beauty products in transit. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or product liability insurance, nor do we maintain key-man life insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, the influenza A (H1N1), H7N9 or another epidemic. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. Such closures may disrupt our business operations and adversely affect our results of operations. Our operation could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to Reemake Media do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, including online retail businesses and distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, none of our PRC subsidiaries is eligible to provide value-added telecommunication services in China. To comply with PRC laws and regulations, we conduct such business activities through an affiliated PRC entity, Reemake Media, which holds our ICP License as an internet information provider. Reemake Media is 82.30% owned by Mr. Leo Ou Chen, our founder, chairman and chief executive officer, 8.85% owned by Mr. Yusen Dai, our founder, director and executive officer, and 8.85% owned by Mr. Hui Liu, a non-employee beneficial owner of our company. All of the shareholders of Reemake Media are PRC citizens. We entered into a series of contractual arrangements with Reemake Media and its shareholders, which enable us to:

•	exercise effective control over Reemake Media;

•	receive substantially all of the economic benefits of Reemake Media; and

•	have an exclusive option to purchase all or part of the equity interests and assets in Reemake Media when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Reemake Media and hence consolidate its financial results as our variable interest entity under U.S. GAAP. For a detailed discussion of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of Fangda Partners, our PRC legal counsel, (i) the ownership structure of Beijing Jumei and Reemake Media in China, both currently and immediately after giving effect to this offering, does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between Beijing Jumei, Reemake Media and its shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If our ownership structure, contractual arrangements and businesses of our PRC subsidiaries or our variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or our variable interest entity fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and variable interest entity;

•	imposing fines, confiscating the income from our PRC subsidiaries or our variable interest entity, or imposing other requirements with which we or our variable interest entity may not be able to comply;

•	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our variable interest entity and deregistering the equity pledges of our variable interest entity, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entity; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our variable interest entity that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our variable interest entity, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our variable interest entity and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Reemake Media and its shareholders to hold our ICP License as an internet information provider. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entity. For example, our variable interest entity and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Reemake Media, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Reemake Media, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our variable interest entity and its shareholders of their obligations under the contracts to exercise control over our variable interest entity. The shareholders of our consolidated variable interest entity may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our variable interest entity. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our variable interest entity may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our variable interest entity or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC law. For example, if the shareholders of Reemake Media were to refuse to transfer their equity interest in Reemake Media to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our variable interest entity, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

The shareholders of our variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Mr. Leo Ou Chen, Mr. Yusen Dai and Mr. Hui Liu are the shareholders of our variable interest entity, Reemake Media, owning 82.30%, 8.85% and 8.85% equity interest, respectively, in Reemake Media. Mr. Leo Ou Chen is our founder, chairman of board of directors and chief executive officer, Mr. Yusen Dai is our founder, director and executive officer, and Mr. Hui Liu is a non-employee beneficial owner of our company. These individuals have the beneficial ownership of 40.7%, 6.3% and 4.7%, respectively, of the total outstanding shares of our company prior to the completion of this offering. See “Principal Shareholders.” The shareholders of Reemake Media may have potential conflicts of interest with us. These shareholders may breach, or cause our variable interest entity to breach, or refuse to renew, the existing contractual arrangements we have with them and our variable interest entity, which would have a material and adverse effect on our ability to effectively control our variable interest entity and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Reemake Media to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. Each of Mr. Leo Ou Chen and Mr. Yusen Dai is also a director and executive officer of our company. We rely on Mr. Chen and Mr. Dai to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. There is currently no specific and clear guidance under PRC laws that address any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Reemake Media, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Beijing Jumei, our wholly-owned subsidiary in China, Reemake Media, our variable interest entity in China, and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Reemake Media’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Reemake Media for PRC tax purposes, which could in turn increase its tax liabilities without reducing Beijing Jumei’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on Reemake Media for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our variable interest entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our variable interest entity that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our variable interest entity, this entity holds certain assets that are material to the operation of our business, including the ICP License, and the domain names and trademarks. If our variable interest entity goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our variable interest entity may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our variable interest entity undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and adversely affect our business and operating results.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the internet industry include, but are not limited to, the following:

•	We only have contractual control over our website. We do not directly own the website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•	The online commerce industry in China is still in an early stage of development and the PRC laws applicable to the industry are still evolving. Due to the lack of clarity under the existing PRC regulatory regime, we may be required to comply with additional legal and licensing requirements. For example, we are providing mobile applications to mobile device users. It is uncertain if our variable interest entity will be required to obtain a separate operating license in addition to the valued-added telecommunications business operating licenses for Internet content provision service. Although we believe that we are not required to obtain such separate license which is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

•	The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

•	New laws and regulations may be promulgated that will regulate internet activities, including online retail. If these new laws and regulations are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License. Currently, Reemake Media, our PRC variable interest entity, holds an ICP License and operates our website. Reemake Media owns the relevant domain names and trademarks in connection with our value-added telecommunications business and has the necessary personnel to operate such website.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for content that is displayed on our website.

China has enacted laws and regulations governing internet access and the distribution of products, services, news, information, audio-video programs and other content through the internet. In the past, the PRC government has prohibited the distribution of information through the internet that it deems to be in violation of PRC laws and regulations. If any of our internet information were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions of our customers or users of our website or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating our website in China.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Beijing Jumei to adjust its taxable income under the contractual arrangements it currently has in place with our variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the Ministry of Commerce or its local counterpart and the amount of registered capital of such foreign-invested company. For example, the current amounts of approved total investment and registered capital of Beijing Jumei are approximately US$6.5 million and US$6.5 million, respectively, which means Beijing Jumei cannot obtain any loans from our entities outside of China currently.

We may also decide to finance our PRC subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary or other penalties. Furthermore, SAFE promulgated a circular in November 2010, SAFE Circular No. 59, which tightens the regulations over settlement of net proceeds from overseas offerings like this offering and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. In November 2011, SAFE also promulgated a SAFE Circular No. 45, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. These circulars may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies by our PRC subsidiaries, or to establish new consolidated variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular No. 142, SAFE Circular No. 59 and SAFE Circular No. 45, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulation of loans by offshore holding companies to PRC entities and governmental control of currency conversion may limit our ability to fund the operations of our consolidated variable interest entity.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to have our Cayman Islands holding company or other offshore entities to use the proceeds from this offering to extend loans to our variable interest entity, a PRC domestic company. Meanwhile, we are not likely to finance the activities of our variable interest entity by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunications services. In addition, due to the restrictions on a foreign-invested enterprise’s use of Renminbi converted from foreign-currency registered capital under PRC regulations, including SAFE Circular No. 142, SAFE Circular No. 59 and SAFE Circular No. 45, as described under the foregoing risk factor, our PRC subsidiaries may be unable to use the Renminbi converted from their registered capital to provide loans to our variable interest entity. We currently do not plan to use the proceeds from this offering to fund the operations of Reemake Media, our variable interest entity. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans through financial institutions to our variable interest entity. We will assess the working capital requirements of our variable interest entity on an ongoing basis and, if needed, may have our PRC subsidiaries to use their capital from operating activities to provide financial support to our variable interest entity.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. For almost two years after July 2008, this appreciation was halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the Chinese government has allowed the RMB to appreciate slowly against the U.S. dollar again. There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar.

Significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC counsel, Fangda Partners, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ADSs on the NYSE in the context of this offering, given that:

•	The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and

•	no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the CSRC’s opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, requires PRC residents who make direct or indirect investments in offshore special purpose companies to register those investments with local branches of SAFE and to update such registration in the event of any significant changes with respect to that offshore company. PRC subsidiaries of that offshore company are required to urge the PRC resident shareholders to update their registration as required. See “Regulation—SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents” for more information about SAFE Circular No. 75. We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 75 and other related rules. Mr. Leo Ou Chen and Mr. Yusen Dai, our founders and principal beneficial owners of our company, and Mr. Hui Liu, a beneficial owner of our company, have completed required registrations with the local counterpart of SAFE in relation to our financing and restructuring in accordance with SAFE Circular No. 75, and are in the process of updating their registrations in relation to the subsequent changes to our shareholding structure. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular No. 75 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into our PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—SAFE Regulations on Employee Stock Incentive Plan.”

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

The PRC Enterprise Income Tax Law and its implementation rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The PRC Enterprise Income Tax Law and its implementation rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Reemake Media, our consolidated variable interest entity, obtained its HNTE certificate in December 2012 with a valid period of three years. Therefore, Reemake Media is eligible to enjoy a preferential tax rate of 15% from 2012 through 2014, as long as it maintains the HNTE qualification and obtains approval from the relevant tax authority. If Reemake Media fails to maintain its HNTE qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

According to the Notice on the Enterprise Income Tax regarding Deepening Implementation of Grand Development of the Western Region issued by the State Administration of Taxation, enterprises located in the western region of the PRC with principal net revenues of over 70% generated from encouraged category of western region are entitled to a preferential income tax rate of 15% for ten years from January 1, 2011 to

December 31, 2020. Chengdu Jumei, which is located within the western region of the PRC and meets the criteria as set forth in the notice, is entitled to the preferential income tax rate of 15% starting from 2013 upon approval by the relevant tax authority. If Chengdu Jumei fails to continue to meet the criteria set forth in the notice, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

In addition, our PRC subsidiaries have received various financial subsidies from PRC local government authorities. The financial subsidies are discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe Jumei International Holding Limited is not a PRC resident enterprise for PRC tax purposes. See “Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Jumei International Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Jumei International Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Jumei International Holding Limited is treated as a PRC resident enterprise.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through Jumei Hongkong Limited.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and a Circular 81 issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Regulation—Regulations on Tax.” The relevant PRC tax authority will conduct a comprehensive analysis and determine whether to grant approval on a case-by-case basis. We cannot assure you that we will be able to obtain the approval from the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Jumei Hongkong Limited.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective on January 1, 2008.

Under SAT Circular 698, except for the purchase and sale of equity through a public securities market, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that has an effective tax rate of less than 12.5% or does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” this Indirect Transfer. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. There is little guidance and practical experience as to the application of SAT Circular 698, and it is possible that the PRC tax authorities would pursue our offshore shareholders to conduct a filing regarding our offshore share transfer transactions where non-resident investors were involved and would request our PRC subsidiary to assist in such filing. In addition, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

The PRC tax authorities have the discretion under SAT Circular 59 and SAT Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or SAT Circular 698, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Auditors of companies that are registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States), or PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms, including our independent registered public accounting firm, in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this sanction. Accordingly, the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six-month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of

Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC’s final decision in the case against the five accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

If our independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of our Class A ordinary shares from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to This Offering and our American Depositary Shares

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. Our ADSs have been approved for listing on the NYSE. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material and adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us, our customers, suppliers or our industry;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other online retailers;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the online retail industry;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	detrimental negative publicity about us, our management or our industry;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$18.91 per ADS, representing the difference between the initial public offering price of US$22.00 per ADS and our net tangible book value per ADS as of December 31, 2013, after giving effect to the net proceeds to us from this offering and the Concurrent Private Placement. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options.

As we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Immediately after the completion of this offering, we will have 143,128,381 ordinary shares outstanding including 11,140,000 Class A ordinary shares represented by ADSs, assuming the underwriters do not exercise their option to purchase additional ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares outstanding after this offering and the Class B ordinary shares will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC on behalf of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Our dual-class voting structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Immediately prior to the completion of this offering and subject to the approval of our existing shareholders, we expect to create a dual-class voting structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share based on our proposed dual-class voting structure. We will issue Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares.

Mr. Leo Ou Chen and Mr. Yusen Dai, who beneficially own 47.0% of the aggregate voting power of our company as of the date of this prospectus, will beneficially own approximately 87.5% of the aggregate voting power of our company immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, due to the disparate voting powers associated with our two classes of ordinary shares. See “Principal Shareholders.” As a result of the dual class share structure and the concentration of ownership, Mr. Chen and Mr. Dai will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Currently, our directors and executive officers collectively own an aggregate of 57.5% of our outstanding ordinary shares on a fully-converted basis. Upon the completion of this offering, they will collectively own an aggregate of 50.3% of our outstanding ordinary shares, representing 89.5% of the total voting power of our outstanding ordinary shares after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets and election of directors.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

In addition, we will be a “controlled company” as defined under NYSE Listed Company Manual because Mr. Leo Ou Chen will beneficially own a majority of the aggregate voting power of our company immediately after this offering. For so long as we remain a controlled company, we are permitted to elect to rely on certain exemptions from corporate governance rules:

•	an exemption from the rule that a majority of our board of directors must be independent directors;

•	the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees.

As a result, our independent directors may not have as much influence over our corporate governance as they would if we were not a controlled company.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the post-offering memorandum and articles of association we expect to adopt, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct our operations in China and substantially all of our assets are located in China. In addition, our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our existing articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

A significant portion of the net proceeds of this offering is allocated for general corporate purposes, which may include working capital needs and potential acquisitions, partnerships and alliances. Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

The post-offering memorandum and articles of association that we expect to adopt will contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and ADSs.

We expect to adopt, subject to the approvals by shareholders, an amended and restated memorandum and articles of association that will become effective immediately upon the completion of this offering. The post-offering memorandum and articles of association will contain certain provisions that could limit the ability of others to acquire control of our company, including a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares beneficially owned by our founders, and a provision that grants authority to our board directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or Class A ordinary shares.

Depending upon the value of our assets, which may be determined based, in part, on the market value of our ADSs and Class A ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Based on our current income and assets and projections as to the value of our Class A ordinary shares and ADSs pursuant to this offering, we do not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. In addition, although the law in this regard is not entirely clear, we treat our variable interest entity as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate the results of its operations in our consolidated U.S. GAAP financial statements. If it is determined, however, that we do not own the stock of our variable interest entity for United States federal income tax purposes, we may be treated as a PFIC for the current and any subsequent taxable years. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets for that year, there can be no assurance that we will not be a PFIC for the current or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where gross income from activities that produce passive income significantly increase relative to our gross income from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or Class A ordinary shares if we are or become classified as a PFIC. For more information see “Taxation— United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the retail and online retail markets in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with customers, suppliers and third-party merchants;

•	our plans to invest in our fulfillment infrastructure and technology platform;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The online retail industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online retail industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering and the Concurrent Private Placement of US$369.1 million, or US$403.2 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions, the placement fee and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering and the Concurrent Private Placement to invest in our marketing and branding efforts, including setting up additional physical stores and growing our exclusive products portfolio, expand our logistics network and enhance our fulfillment capabilities, strengthen our IT infrastructure and systems, and for general corporate purposes, which may include working capital needs and potential acquisitions, investments and alliances, although we are not currently negotiating any such transactions.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to This Offering—You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering and the Concurrent Private Placement, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations Relating to Dividend Distribution.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2013:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our preferred shares that are issued and outstanding into 46,045,805 ordinary shares on a one-for-one basis immediately prior to the completion of this offering.

•	on a pro forma as adjusted basis to reflect (i) the redesignation of 58,804,840 ordinary shares held by Super ROI Global Holding Limited and Pinnacle High-Tech Limited into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the automatic conversion and redesignation of all of the remaining ordinary shares and preferred shares that are issued and outstanding into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the sale of 11,140,000 Class A ordinary shares in the form of ADSs by us in this offering at the initial public offering price of US$22.00 per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs and (iv) the issuance and sale of 6,818,182 Class A ordinary shares to an investor through the Concurrent Private Placement, with net proceeds of US$145.5 million to us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands of US$)
Preferred shares:
Series A-1 convertible redeemable preferred shares, $0.00025 par value, 14,474,377 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or pro forma as adjusted basis	647	—	—
Series A-2 convertible redeemable preferred shares, $0.00025 par value, 26,000,000 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or pro forma as adjusted basis	8,854	—	—
Series B convertible redeemable preferred shares, $0.00025 par value, 7,428,571 shares authorized, 5,571,428 issued and outstanding on an actual basis, and none outstanding on a pro forma or pro forma as adjusted basis	7,683	—	—
Shareholders’ equity:
Ordinary shares, $0.00025 par value, 152,097,052 shares authorized, 79,124,394 shares issued and outstanding on an actual basis and 125,170,199 shares outstanding on a pro forma basis. Class A ordinary shares, $0.00025 par value, 840,000,000 shares authorized, 84,323,541 shares issued and outstanding on a pro forma as adjusted basis, Class B ordinary shares, $0.00025 par value, 60,000,000 shares authorized, 58,804,840 shares issued and outstanding on a pro forma as adjusted basis.	20	32	36
Additional paid-in capital	32,652	49,824	418,871
Statutory reserves	449	449	449
Retained earnings	24,238	24,238	24,238
Accumulated other comprehensive income	1,117	1,117	1,117

Total shareholders’ equity	58,476	75,660	444,711

Total capitalization	75,660	75,660	444,711

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2013 was US$73.3 million, or US$0.93 per ordinary share as of that date and US$0.93 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to (i) our sale of the ADSs offered in this offering at the initial public offering price of US$22.00 per ADS, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the issuance and sale in the Concurrent Private Placement of 6,818,182 Class A ordinary shares with net proceeds of US$145.5 million to us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in net tangible book value after December 31, 2013, other than to give effect to (i) our sale of the ADSs offered in this offering at the initial public offering price of US$22.00 per ADS, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the issuance and sale in the Concurrent Private Placement of 6,818,182 Class A ordinary shares with net proceeds of US$145.5 million to us, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been US$442.4 million, or US$3.09 per ordinary share and US$3.09 per ADS. This represents an immediate increase in net tangible book value of US$2.16 per ordinary share and US$2.16 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$18.91 per ordinary share and US$18.91 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
The initial public offering price	US$	22.00	US$	22.00
Net tangible book value as of December 31, 2013	US$	0.93	US$	0.93
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	0.59	US$	0.59
Pro forma as adjusted net tangible book value after giving effect to (i) the conversion of our preferred shares, (ii) this offering and (iii) the Concurrent Private Placement	US$	3.09	US$	3.09
Amount of dilution in net tangible book value to new investors in this offering	US$	18.91	US$	18.91

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2013, the differences between existing shareholders as of December 31, 2013 and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us in this offering and the Concurrent Private Placement, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	125,170,199	87.5%	US$	13.2 million	3.2%	US$	0.11	US$	0.11
New investors	17,958,182	12.5%	US$	395.1 million	96.8%	US$	22.00	US$	22.00

Total	143,128,381	100.0%	US$	408.3 million	100.0%

The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are 7,131,792 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$1.59 per share, and there are 3,269,437 ordinary shares available for future issuance upon the exercise of future grants under our 2011 plan. No share-based award has been granted under our 2014 plan as of the date of this prospectus. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our legal counsel as to Cayman Islands law, has also advised us that a shareholder may, in limited circumstances, commence an action against persons who have allegedly wronged the company, where the company itself has failed to enforce such claim against such persons directly. Such action is brought on the basis of a primary right of the company, but is asserted by a shareholder on behalf of the company commonly known as a “derivative action.” Generally, claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company’s articles of association. Civil proceedings are generally commenced by originating process (by writ or originating summons). A shareholder may commence proceedings in the Cayman Islands and may instruct an attorney to act on the shareholder’s behalf. Service of proceedings on the company is effected through the delivery of the originating process at the registered office of the company. There are no particular formalities that a non-resident shareholder must comply with to initiate and commence proceedings in the Cayman Islands.

Maples and Calder, our legal counsel as to Cayman Islands law, and Fangda Partners, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Maples and Calder has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty; and

(e)	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Fangda Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in the PRC for disputes relating to contracts or other property interests, the PRC court may accept a course of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if (a) the contract is signed and/or performed within the PRC, (b) the subject of the action is located within the PRC, (c) the company (as defendant) has seizable properties within the PRC, (d) the company has a representative organization within the PRC, or (e) other circumstances prescribed under the PRC law. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

In addition, it will be difficult for U.S. shareholders to orginate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Our founder, chairman and chief executive officer Mr. Leo Ou Chen and two co-founders formed Reemake Media Co., Ltd., or Reemake Media, in Beijing China in August 2009 and commenced our online beauty products retail business under our Jumei ( ) brand through Reemake Media in March 2010. In January 2011, Reemake Media acquired 100% of the equity interests in Beijing Shengjinteng Network Science and Technology Co., Ltd., or Beijing Shengjinteng.

In August 2010, we incorporated Jumei International Holding Limited under the laws of the Cayman Islands as our offshore holding company in order to facilitate international financing. In September 2010, we established a wholly-owned Hong Kong subsidiary, Jumei Hongkong Limited to be our intermediate holding company. In March 2011, Jumei Hongkong Limited established a wholly-owned PRC subsidiary, Jumei Youpin (Beijing) Science and Technology Services Co., Ltd., which was subsequently renamed as Beijing Silvia Technology Service Co., Ltd, or Beijing Jumei. In March 2014, we established a new wholly-owned Hong Kong subsidiary named Jumei Hongkong Holding Limited.

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunication service businesses, we conduct such activities through contractual arrangements with Reemake Media, our consolidated variable interest entity in China. Through Beijing Jumei, we obtained control over Reemake Media in April 2011 by entering into a series of contractual arrangements with Reemake Media and the shareholders of Reemake Media. The contractual arrangements, except for the exclusive consulting and services agreement, were subsequently amended and restated in January 2014. Reemake Media holds our ICP License as an internet information provider and operates our website.

These contractual arrangements allow us to:

•	exercise effective control over Reemake Media;

•	receive substantially all of the economic benefits of Reemake Media; and

•	have an exclusive option to purchase all or part of the equity interests and assets in Reemake Media at the lowest price when and to the extent permitted by PRC law.

As a result of these contractual arrangements, Reemake Media is a variable interest entity of which we are the primary beneficiary. We have consolidated the financial results of Reemake Media and its subsidiary in our consolidated financial statements in accordance with U.S. GAAP.

Jumei Hongkong Limited established Shanghai Paddy Commerce and Trade Co., Ltd., or Shanghai Paddy, in June 2012, Chengdu Jumei Youpin Science and Technology Co., Ltd., or Chengdu Jumei, in July 2012, and Tianjin Cycil Information Technology Co., Ltd., or Tianjin Cycil, and Tianjin Darren Trading Co., Ltd. in March 2013. Tianjin Darren Trading Co., Ltd. was subsequently renamed as Tianjin Qianmei International Trading Co., Ltd., or Tianjin Qianmei, in March 2014. In December 2013, Jumei Hongkong Limited established Tianjin Venus Technology Co., Ltd., a wholly owned subsidiary.

The business scope of each of our wholly owned subsidiaries in the PRC (Beijing Jumei, Shanghai Paddy, Chengdu Jumei, Tianjin Cycil, Tianjin Qianmei and Tianjin Venus) contains the business of development of computer software and technology, which falls in the encouraged category under the Guidance Catalog of Industries for Foreign Investment, or the Catalog. The business scope of Shanghai Paddy and Tianjin Qianmei each contains the business of online sales, which falls in the restricted category under the Catalog and which can be conducted by wholly foreign-owned enterprises subject to approvals from the competent government authorities. Shanghai Paddy and Tianjin Qianmei have received approvals from the competent commerce authorities for operation of their online sales business. The other businesses listed in the business scope of each of these wholly owned subsidiaries are not listed in the Catalog and thus fall in the permitted category for foreign investment under PRC law. See “Regulation—Regulation Relating to Foreign Investment.”

We believe that, other than online business conducted through our website that requires an ICP license and thus is subject to foreign ownership restriction, our business operations can be conducted by our wholly owned subsidiaries in China. Since 2011, we have started to conduct our business operations that are not subject to PRC legal restrictions on foreign ownership through our wholly owned subsidiaries.

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated variable interest entity and its subsidiary, as of the date of this prospectus:

(1)	Leo Ou Chen, Yusen Dai and Hui Liu hold 82.30%, 8.85% and 8.85% equity interests in Reemake Media, respectively.

We are a “controlled company” as defined under NYSE Listed Company Manual because Mr. Leo Ou Chen will beneficially own a majority of the aggregate voting power of our company immediately after this offering.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Beijing Jumei, our variable interest entity, Reemake Media, and the shareholders of Reemake Media.

Shareholders’ Voting Rights Agreement. On January 24, 2014, the shareholders of Reemake Media entered into an amended and restated shareholders’ voting rights agreement with Beijing Jumei in replacement of the previous shareholders’ voting rights agreement dated April 8, 2011. Pursuant to the amended and restated

shareholders’ voting rights agreement, each of the shareholders of Reemake Media appointed Beijing Jumei’s designated person as their attorney-in-fact to exercise all shareholder rights, including, but not limited to, attending the shareholders’ meeting, voting all matters of Reemake Media requiring shareholder approval, appointing or removing directors and executive officers, and disposing of all or part of the shareholder’s equity interests in Reemake Media. The shareholders’ voting rights agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing.

Equity Pledge Agreements. On January 24, 2014, Beijing Jumei, Reemake Media and the shareholders of Reemake Media entered into amended and restated equity pledge agreements in replacement of the previous equity pledge agreements dated April 8, 2011, as amended on August 6, 2011. Pursuant to the amended and restated equity pledge agreements, each of the shareholders of Reemake Media pledges all of their equity interests in Reemake Media to guarantee their and Reemake Media’s performance of their obligations under the contractual arrangements including, but not limited to, the exclusive consulting and services agreement, exclusive purchase option agreement and shareholders’ voting rights agreement. If Reemake Media or its shareholders breach their contractual obligations under these agreements, Beijing Jumei, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of Reemake Media agree that, during the term of the amended and restated equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that Beijing Jumei’s rights relating to the equity pledges shall not be prejudiced by the legal actions of the shareholders of Reemake Media, their successors or their designatees. During the term of the amended and restated equity pledge agreements, Beijing Jumei has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law and will remain effective until Reemake Media and its shareholders discharge all their obligations under the contractual arrangements. We have completed the registration of the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Exclusive Purchase Option Agreement. On January 24, 2014, Beijing Jumei, Reemake Media and the shareholders of Reemake Media entered into an amended and restated exclusive purchase option agreement in replacement of the previous exclusive purchase option agreement dated April 8, 2011. Pursuant to the amended and restated exclusive purchase option agreement, each of the shareholders of Reemake Media irrevocably grants Beijing Jumei an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Reemake Media, and the purchase price shall equal the amount that the shareholders contributed to Reemake Media as registered capital for the equity interests to be purchased, or be the lowest price permitted by applicable PRC law. In addition, Reemake Media grants Beijing Jumei an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of Reemake Media’s assets at the lowest price permitted by applicable PRC law. Without the prior written consent of Beijing Jumei, Reemake Media may not increase or decrease the registered capital, dispose of its assets, terminate any material contract or enter into any contract that is in conflict with its material contracts, appoint or remove any management members, distribute dividends to the shareholders, guarantee its continuance, amend its articles of association and provide any loans to any third parties. The shareholders of Reemake Media agree that, without the prior written consent of Beijing Jumei, they will not transfer or otherwise dispose of their equity interests in Reemake Media or create or allow any encumbrance on the equity interests. The amended and restated exclusive purchase option agreement will remain effective until all equity interests in Reemake Media held by its shareholders and all assets of Reemake Media are transferred or assigned to Beijing Jumei or its designated representatives.

Exclusive Consulting and Services Agreement. Under the exclusive consulting and services agreement between Beijing Jumei and Reemake Media, dated April 8, 2011, Beijing Jumei has the exclusive right to provide to Reemake Media consulting and services related to all technologies needed for Reemake Media’s business. Beijing Jumei owns the exclusive intellectual property rights created as a result of the performance of this agreement. Reemake Media agrees to pay Beijing Jumei an annual service fee, at an amount that is agreed by Beijing Jumei and Reemake Media otherwise. In addition, Beijing Jumei may provide other technology services specified by Reemake Media from time to time, and charge Reemake Media for the services at a rate mutually agreed by the parties. This agreement will remain effective for an unlimited term, unless Beijing Jumei and Reemake Media mutually agree to terminate the agreement in writing, or the agreement is required to be terminated by applicable PRC law. Reemake Media is not permitted to terminate the agreement in any event unless required by applicable law.

In the opinion of Fangda Partners, our PRC legal counsel:

•	the ownership structures of Reemake Media and Beijing Jumei, both currently and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect; and

•	the contractual arrangements among Beijing Jumei, Reemake Media and its shareholders governed by PRC law both currently and immediately after giving effect to this offering are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our online retail business do not comply with PRC government restrictions on foreign investment in e-commerce and related businesses, including but not limited to online retail businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to Reemake Media do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of income/(loss) data for the years ended December 31, 2011, 2012 and 2013, selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013 and selected consolidated cash flow data for the years ended December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2011 have been derived from our audited consolidated balance sheet as of December 31, 2011, which is not included in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this “Selected Consolidated Financial and Operating Data” section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,
	2011	2012	2013
	(in thousands of US$, except for share, per share and per ADS data)
Selected Consolidated Statements of Income/(Loss):
Net revenues:
Merchandise sales	3,307	209,059	413,050
Marketplace services	18,481	24,165	69,946

Total net revenues	21,788	233,224	482,996
Cost of revenues	(2,788)	(148,541)	(283,317)

Gross profit	19,000	84,683	199,679

Operating expenses: (1)
Fulfillment expenses	(11,842)	(28,884)	(59,228)
Marketing expenses	(9,348)	(36,484)	(52,151)
Technology and content expenses	(739)	(4,416)	(10,023)
General and administrative expenses	(1,431)	(4,761)	(40,013)

Total operating expenses	(23,360)	(74,545)	(161,415)

Income/(loss) from operations	(4,360)	10,138	38,264

Other income/(expenses)
Interest income, net	6	199	916
Others, net	(150)	(93)	127

Income/(loss) before tax	(4,504)	10,244	39,307

Income tax benefit/(expense)	475	(2,140)	(14,303)

Net Income/(loss)	(4,029)	8,104	25,004

Accretion to preferred share redemption value	(716)	(1,688)	(1,795)
Income allocation to participating preferred shares	—	(1,292)	(7,403)

Net income/(loss) attributable to ordinary shareholders	(4,745)	5,124	15,806

	Year Ended December 31,
	2011	2012	2013
	(in thousands of US$, except for share, per share and per ADS data)
Weighted average number of ordinary shares used in per share calculations(3):
- Basic	40,644,779	50,070,659	59,475,739
- Diluted	40,644,779	83,672,986	83,196,788
Net income/(loss) per ordinary share:
- Basic	(0.12)	0.10	0.27
- Diluted	(0.12)	0.06	0.19
Net income/(loss) per ADS(2):
- Basic	(0.12)	0.10	0.27
- Diluted	(0.12)	0.06	0.19
Weighted average number of ordinary shares used in pro forma per share calculations(4):
- Basic			105,521,544
- Diluted			129,242,593
Pro forma net income per ordinary share (unaudited)(4):
- Basic			0.24
- Diluted			0.19
Pro forma net income per ADS (unaudited)(2)(4):
- Basic			0.24
- Diluted			0.19

(1)	Share-based compensation expenses are allocated in operating expense items as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands of US$)
Fulfillment expenses	—	—	382
Marketing expenses	—	—	481
Technology and content expenses	40	30	785
General and administrative expenses	167	234	31,144

(2)	Each ADS represents one Class A ordinary share.
(3)	On April 8, 2011, we effected a 4,000-for-1 share split whereby all of our 50,000 then issued and outstanding ordinary shares of a par value of $1.00 each were converted into 200,000,000 ordinary shares of a par value of $0.00025 each. Concurrent with the share split, we repurchased and retired an aggregate of 130,924,549 ordinary shares from the then existing shareholders. As a result of the share split, the number of our total authorized shares was increased from 50,000 to 200,000,000.
(4)	The unaudited pro forma basic and diluted net income per share data reflect the conversion of all outstanding preferred shares as if the conversion had occurred at the beginning of the year.

	As of December 31,
	2011	2012	2013	2013 (Pro Forma Unaudited)(1)	2013 (Pro Forma As Adjusted Unaudited)(2)
	(in thousands of US$)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	9,117	29,964	111,402	111,402	480,453
Accounts receivable, net	3,336	1,454	2,807	2,807	2,807
Inventories	28	14,748	32,653	32,653	32,653
Total assets	18,903	71,188	195,311	195,311	564,362
Accounts payable	970	38,592	88,766	88,766	88,766
Total liabilities	9,712	53,592	119,651	119,651	119,651
Total mezzanine equity	13,701	15,389	17,184	—	—
Total shareholders’ (deficit)/equity	(4,510)	2,207	58,476	75,660	444,711

(1)	The pro forma data in the balance sheet data table above reflect the automatic conversion of all of our preferred shares that are issued and outstanding into 46,045,805 ordinary shares on a one-for-one basis immediately prior to the completion of this offering.
(2)	The pro forma as adjusted data in the balance sheet data table above reflect (i) the redesignation of 58,804,840 ordinary shares held by Super ROI Global Holding Limited and Pinnacle High-Tech Limited into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the automatic conversion and redesignation of all of the remaining ordinary shares and preferred shares that are issued and outstanding into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the sale of Class A ordinary shares in the form of ADSs by us in this offering at the initial public offering price of US$22.00 per ADS after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs and (iv) the issuance and sale of Class A ordinary shares to an investor through the Concurrent Private Placement, with net proceeds of US$145.5 million to us.

	Year Ended December 31,
	2011	2012	2013
	(in thousands of US$)
Selected Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	(2,009)	27,360	84,806
Net cash provided used in investing activities	(2,027)	(6,601)	(4,643)
Net cash provided by/(used in) financing activities	10,140	—	(833)
Effect of exchange rate changes on cash and cash equivalents	50	88	2,108

Net increase in cash and cash equivalents	6,154	20,847	81,438
Cash and cash equivalents at beginning of year	2,963	9,117	29,964

Cash and cash equivalents at end of year	9,117	29,964	111,402

The following table presents selected operating data for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(in thousands, except for net GMV, which is in thousands of US$)
Selected Operating Data:
Net GMV	92,269	327,255	816,570
Active customers	1,290	4,824	10,536
Repeat customers	694	2,716	6,529
New customers	1,217	4,165	8,224
Total orders	4,484	15,714	35,962
Orders placed by repeat customers	3,888	13,605	31,955
Orders fulfilled by our logistics centers	4,460	15,630	30,281

RECENT DEVELOPMENTS

The following sets forth certain unaudited consolidated statements of operations data for the three months ended March 31, 2014, compared to certain unaudited consolidated statement of operations data for the three months ended March 31, 2013. We have prepared these unaudited consolidated statements of operations data on the same basis as our audited consolidated financial statements. These unaudited consolidated statements of operations data reflect all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair statement of our results of operations for the period presented. We cannot assure you that our results for the three months ended March 31, 2014 will be indicative of our financial results for the full year ending December 31, 2014 or for future periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

	Three Months Ended
	March 31, 2014	March 31, 2013
	(in thousands of US$ and unaudited)
Net Revenues
Merchandise sales	129,833	96,229
Marketplace services	25,026	14,680

Total revenues	154,859	110,909
Cost of revenues	(86,517)	(69,824)

Gross profit	68,342	41,085
Operating expenses
Fulfillment expenses	(19,886)	(13,905)
Sales and marketing expenses	(23,432)	(14,375)
Technology and content expenses	(4,256)	(1,644)
General and administrative expenses	(3,656)	(1,515)

Total operating expenses	(51,230)	(31,439)

Income from operations	17,112	9,646

Other income/(expenses)
Interest income	884	248
Others, net	2,693	(16)

Income before tax	20,689	9,878

Income tax expense	(4,138)	(2,034)

Net income attributable to Jumei International Holding Limited	16,551	7,844

Accretion to preferred share redemption value	(520)	(449)
Income allocation to participating Redeemable Preferred Shares	(5,538)	(2,437)

Net income attributable to ordinary shareholders	10,493	4,958

Net revenues. Our net revenues for the three months ended March 31, 2014 were US$154.9 million, consisting of merchandise sales of US$129.9 million and marketplace services net revenues of US$25.0 million, as compared with net revenues of US$110.9 million for the same period in 2013. This increase was primarily attributable to the increase in the number of active customers and total orders. The number of our active customers increased to approximately 4.9 million for the three months ended March 31, 2014 from approximately 3.7 million for the same period in 2013. The number of our total orders increased to approximately 11.4 million for the three months ended March 31, 2014 from approximately 8.7 million for the same period in 2013, among which the total number of orders fulfilled by our logistics centers increased to approximately 8.9 million for the three months ended March 31, 2014 from 7.4 million for the same period in

2013. Our net GMV was US$271.3 million for the three months ended March 31, 2014, as compared with net GMV of US$190.5 million for the same period in 2013.

Gross profit. Our gross profit for the three months ended March 31, 2014 was US$68.3 million, as compared with US$41.1 million for the same period in 2013. Our gross profit as a percentage of net revenues increased to 44.1% from 37.0% during the same periods. The higher gross profit as a percentage of net revenues for the three months ended March 31, 2014 is mainly attributed to the increased percentage of net revenues generated from exclusive products sold, which generally have higher margins, and the increased percentage of net revenues generated from our marketplace services, from which we do not incur cost of revenues, as compared with the same period in 2013. Our gross profit as a percentage of net GMV increased to 25.2% for the three months ended March 31, 2014 from 21.6% for the same period in 2013, primarily due to the increased gross profit generated from our merchandise sales, especially from exclusive products sold.

Income from operations. Our income from operations for the three months ended March 31, 2014 was US$17.1 million, as compared with US$9.6 million for the same period in 2013. Our operating expenses increased to US$51.2 million for the three months ended March 31, 2014 from US$31.4 million for the same period in 2013 primarily due to our business expansion. Our operating expenses as a percentage of net GMV increased to 18.9% for the three months ended March 31, 2014 from 16.5% for the same period in 2013, primarily due to our increased sales and marketing expenses.

Net income. Our net income for the three months ended March 31, 2014 was US$16.6 million, as compared with US$7.8 million for the same period in 2013.

We incurred US$1.4 million in share-based compensation expenses for the three months ended March 31, 2014, as compared with US$0.1 million for the same period in 2013. Share-based compensation expenses are allocated in operating expense items as follows:

	Three Months Ended
	March 31, 2014	March 31, 2013
	(in thousands of US$)
Fulfillment expenses	226	—
Marketing expenses	393	—
Technology and content expenses	242	6
General and administrative expenses	505	134

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are China’s No. 1 online retailer of beauty products as measured by GMV, with a market share of 22.1% in 2013, according to the Frost & Sullivan report. We offer beauty products, apparel and other lifestyle products on our internet platform. Our current sales formats consist of curated sales, online shopping mall and flash sales. We use two of these sales formats on our internet platform for beauty products: curated sales and online shopping mall, pursuant to which we either sell beauty products directly to customers as a principal or act as a service provider for third-party merchants who sell beauty products on our internet platform. Apparel and other lifestyle products are sold through flash sales, pursuant to which we act as service provider for third-party merchants to sell their products.

We generate net revenues from merchandise sales and marketplace services. We generate net revenues from merchandise sales when we act as principal for the direct sale of beauty products to customers. We generate net revenues from marketplace services when we act as service provider for third-party merchants and charge them fees for the sale of their products through our internet platform, including fees we charge for providing fulfillment and delivery services for products that are fulfilled by our logistics centers.

The following table summarizes the key features of our two revenue streams:

Revenue Stream
	Merchandise Sales	Marketplace Services
Products	Beauty products	Beauty products	Apparel and other lifestyle products

Sales formats	Curated sales and online shopping mall	Curated sales and online shopping mall	Flash sales

Our Role	• Act as principal	• Act as service provider for third-party merchants	• Act as service provider for third-party merchants

We have built a large, highly engaged and loyal customer base, as well as a wide variety of well-selected products. Our active customers totaled approximately 1.3 million in 2011, 4.8 million in 2012 and 10.5 million in 2013. We also closely monitor the total number of orders as an indicator of revenue trends. The total numbers of orders were approximately 4.5 million in 2011, 15.7 million in 2012 and 36.0 million in 2013, among which approximately 86.7%, 86.6% and 88.9%, respectively, were orders placed by repeat customers.

We implement effective measures to control costs and operating expenses, which have enabled us to achieve and increase operating profitability. Under our management’s leadership, we have attracted a large and loyal user base through our creative and cost-efficient marketing campaigns as well as word-of-mouth referrals resulting from our high quality products and superior customer experience.

Our net revenues were US$21.8 million in 2011, US$233.2 million in 2012 and US$483.0 million in 2013. We achieved net income of US$8.1 million in 2012 and US$25.0 million in 2013, and recorded a net loss of US$4.0 million in 2011. Our net cash provided by operating activities were US$27.4 million in 2012 and US$84.8 million in 2013. Our net cash used in operating activities was US$2.0 million in 2011.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors affecting the online retail market in China, including China’s overall economic growth, the increase in per capita disposable income, the growth in consumer spending and the retail industry and the expansion of internet penetration. Unfavorable changes in any of these general factors could affect the demand for the products we sell and could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting China’s online retail industry, our operating results are more directly affected by certain company specific factors, including:

•	our ability to attract and retain customers at reasonable cost;

•	our ability to establish and maintain relationships with suppliers, third-party merchants and other service providers;

•	our ability to invest in growth while improving operating efficiency;

•	our ability to control marketing expenses, while promoting our brand and internet platform cost-effectively;

•	our ability to source products to meet customer demands; and

•	our ability to compete effectively and to execute our strategies successfully.

Key Components of Results of Operations

Net revenues

We generate net revenues from merchandise sales and marketplace services. Merchandise sales revenues are generated when we act as principal for the direct sale of beauty products to customers through our internet platform. Merchandise sales revenues are recorded on a gross basis, net of surcharges and taxes. Marketplace services revenues are generated when we act as service provider to third-party merchants and charge them fees for the sale of beauty products as well as apparel and other lifestyle products through our internet platform, including fees for providing fulfillment and delivery services for products that are fulfilled by our logistics centers.

The following table sets forth the principal components of our net revenues by amounts and percentages of our total net revenues for the periods presented:

	Year Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Net revenues
Merchandise sales	3,307	15.2%	209,059	89.6%	413,050	85.5%
Marketplace services	18,481	84.8%	24,165	10.4%	69,946	14.5%

Total net revenues	21,788	100.0%	233,224	100.0%	482,996	100.0%

We monitor and strive to improve the following key business metrics to generate higher net revenues:

•	Total number of active customers. We define active customers for a given period as customers who have purchased products offered by us or by our third-party merchants at least once during that period.

The numbers of our active customers were approximately 1.3 million in 2011, 4.8 million in 2012 and 10.5 million in 2013, among which approximately 53.8%, 56.3% and 62.0%, respectively, were repeat customers.

•	Total number of orders. We closely monitor the total number of orders as an indicator of revenue trends. The total numbers of orders were approximately 4.5 million in 2011, 15.7 million in 2012 and 36.0 million in 2013, among which approximately 86.7%, 86.6% and 88.9%, respectively, were orders placed by repeat customers. Our own logistics centers fulfilled approximately 4.5 million orders in 2011, 15.6 million orders in 2012 and 30.3 million orders in 2013.

•	Net GMV. We define net GMV as the sum of (i) net revenues generated from merchandise sales, and (ii) net revenues generated from marketplace services and adding back corresponding payables to our third-party merchants. We consider net GMV an important indicator of our growth and business performance as it measures the volume of transactions through our merchandise sales as well as marketplace. Our net GMV was US$92.3 million in 2011, US$327.3 million in 2012 and US$816.6 million in 2013.

Since March 2010, we have primarily focused on selling beauty products by conducting direct sales as principal and providing marketplace services as service provider. In September 2011, we started to provide marketplace services to third-party merchants to sell apparel and other lifestyle products on our internet platform. Historically most of our total net revenues have been derived from the direct sale of beauty products which we expect will continue to grow and comprise a majority of our total net revenues in the near future. In the meantime, sales of apparel and other lifestyle products by third-party merchants have grown and contributed to a higher percentage of our total net revenues since 2012.

Sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China, including us, hold special promotional campaigns on festivals or days popular among young people, such as November 11 each year, which falls in the fourth quarter. We also hold a special promotional campaign in March each year to celebrate our anniversary. These special promotional campaigns typically increase our net revenues in the relevant quarters. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Cost of Revenues

Our cost of revenues primarily consists of cost of goods sold and inventory write-downs. The cost of goods sold does not include shipping and handling expenses, payroll, bonus and benefits of fulfillment staff or rental expenses for logistics centers. Therefore, our cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues. We procure inventory from our suppliers and our inventory is recorded at the lower of cost or estimated marketable value. As net revenues generated from our marketplace services are recorded on a net basis, our cost of revenues are all attributable to our net revenues from merchandise sales.

Operating Expenses

Our operating expenses consist of fulfillment expenses, marketing expenses, technology and content expenses and general and administrative expenses. Share-based compensation expenses are included in our operating expenses when incurred. Our operating expenses have been growing in absolute terms but have decreased as a percentage of our total net GMV due to our increased economies of scale.

Fulfillment expenses. Fulfillment expenses consist primarily of expenses incurred in shipment, operations and staffing of our logistics and customer service centers. Such expenses include costs attributable to receiving, inspecting and warehousing inventories; picking, packaging and preparing customer orders for shipment;

collecting payments from customers; and customer services. Fulfillment expenses also include amounts payable to third parties that assist us in fulfillment and customer service operations. We will continue to invest in our fulfillment and delivery network to support our long-term growth and expect that our fulfillment expenses will continue to increase in absolute amount as a result of our continued business growth.

Marketing expenses. Marketing expenses consist primarily of advertising expenses, promotion expenses, and payroll and related expenses for personnel engaged in marketing. Advertising expenses, which are primarily spent on online and offline advertising, are expensed when the relevant services are received. Advertising expenses totaled US$9.2 million, US$35.9 million and US$50.2 million in 2011, 2012 and 2013, respectively. As we enhance our brand awareness and expand our market share by engaging in additional brand promotional activities, we expect our marketing expenses to increase in the foreseeable future.

Technology and content expenses. Technology and content development expenses consist primarily of payroll and related costs for employees involved in application development, category expansion, editorial content production on our internet platform and system support expenses, as well as server charges and costs associated with telecommunications. As we continue to expand our technological capabilities to support our anticipated growth and enhance customer experience, we expect our technology and content expenses to continue to increase in absolute amount in the foreseeable future.

General and administrative expenses. General and administrative expenses consist primarily of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal, procurement, business development and human resources, professional fees and other general corporate costs, as well as costs associated with the use of facilities and equipment for these general corporate functions, such as depreciation and rental expenses. As our business further grows and we become a public company after the completion of this offering, we expect our general and administrative expenses to continue to increase in absolute amount in the foreseeable future.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends to our shareholders, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to the uniform tax rate of 16.5%. Under the Hong Kong tax laws, they are exempt from Hong Kong income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on the payment of dividends. No provision for Hong Kong tax has been made in our consolidated financial statements, as our Hong Kong subsidiaries did not generate any assessable income in 2011, 2012 or 2013.

PRC

Our PRC subsidiaries and our consolidated variable interest entity are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the PRC Enterprise Income Tax Law and its implementation rules, both of which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions. Most of our PRC subsidiaries and our consolidated variable interest entity are all subject to the tax rate of 25% for the periods presented in the consolidated financial statements included elsewhere in this prospectus.

In April 2008, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of high and new technology enterprises, or HNTEs. Reemake Media, our variable interest entity, was recognized as a HNTE in December 2012, and is entitled to the preferential enterprise income tax rate of 15% from 2012 through 2014.

According to the Notice on the Enterprise Income Tax regarding Deepening Implementation of Grand Development of the Western Region issued by the State Administration of Taxation, enterprises located in the western region of the PRC with principal revenues of over 70% generated from encouraged category of the western region are entitled to a preferential income tax rate of 15% for ten years from January 1, 2011 to December 31, 2020. Chengdu Jumei, which is located within the western region of the PRC and meets the criteria as set forth in the notice, is entitled to the preferential income tax rate of 15% starting from 2013 upon approval by the relevant tax authority.

Under the PRC Enterprise Income Tax Law and its implementation rules, dividends from our PRC subsidiaries paid out of profits generated after January 1, 2008, are subject to a withholding tax of 10%, unless there is a tax treaty with China that provides for a different withholding arrangement. Distributions of profits generated before January 1, 2008 by our PRC subsidiaries are exempt from PRC withholding tax.

Under the PRC Enterprise Income Tax Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals. Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” However, even if one or more of our legal entities organized outside of the PRC were characterized as PRC resident enterprises, we do not expect any material change in our net current tax payable balance and the net deferred tax balance as none of these entities had any profit during the periods presented in the consolidated financial statements included elsewhere in this prospectus.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources to address our internal controls and procedures. Our independent registered public accounting firm, or our independent accountant, has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013, we and our independent accountant identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to our lack of sufficient and competent financial reporting and accounting personnel to implement key controls over period end financial reporting and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements.

We are in the process of implementing a number of measures to address the material weakness that has been identified, including: (i) developing a set of comprehensive accounting manuals, (ii) implementing comprehensive key controls over period end reporting process, (iii) organizing regular internal U.S. GAAP trainings, (vi) formed a system reporting team with experienced managers and staff with appropriate accounting and system knowledge to develop a more comprehensive and integrated financial and operating reporting system, and (v) establishing an internal control team in the finance department to ensure the accuracy and timeliness of the financial reporting.

However, we cannot assure you that we will remediate our material weakness in a timely manner. See “Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2011		2012		2013
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Net Revenues
Merchandise sales	3,307	15.2%	209,059	89.6%	413,050	85.5%
Marketplace services	18,481	84.8%	24,165	10.4%	69,946	14.5%

Total net revenues	21,788	100.0%	233,224	100.0%	482,996	100.0%
Cost of revenues	(2,788)	12.8%	(148,541)	63.7%	(283,317)	58.7%

Gross profit	19,000	87.2%	84,683	36.3%	199,679	41.3%

Operating expenses
Fulfillment expenses	(11,842)	54.4%	(28,884)	12.4%	(59,228)	12.3%
Marketing expenses	(9,348)	42.9%	(36,484)	15.6%	(52,151)	10.8%
Technology and content expenses	(739)	3.4%	(4,416)	1.9%	(10,023)	2.1%
General and administrative expenses	(1,431)	6.6%	(4,761)	2.0%	(40,013)	8.3%

Total operating expenses	(23,360)	107.2%	(74,545)	32.0%	(161,415)	33.4%

Income/(loss) from operations	(4,360)	20.0%	10,138	4.3%	38,264	7.9%

Other income/(expenses)
Interest income	6	0.0%	199	0.1%	916	0.2%
Others, net	(150)	0.7%	(93)	0.0%	127	0.0%

Income/(loss) before tax	(4,504)	20.7%	10,244	4.4%	39,307	8.1%

Income tax benefit/(expense)	475	2.2%	(2,140)	0.9%	(14,303)	3.0%

Net income/(loss)	(4,029)	18.5%	8,104	3.5%	25,004	5.2%

Accretion to preferred share redemption value	(716)	3.3%	(1,688)	0.7%	(1,795)	0.4%
Income allocation to participating preferred shares	—	—	(1,292)	0.6%	(7,403)	1.5%

Net income/(loss) attributable to ordinary shareholders	(4,745)	21.8%	5,124	2.2%	15,806	3.3%

Net income/(loss)	(4,029)	18.5%	8,104	3.5%	25,004	5.2%

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net revenues. Our net revenues increased by 107.1% from US$233.2 million in 2012 to US$483.0 million in 2013, which included US$413.1 million generated from merchandise sales and US$69.9 million generated from marketplace services. This increase was primarily attributable to the increase in the number of active customers and total orders. The number of our active customers increased significantly from approximately 4.8 million in 2012 to approximately 10.5 million in 2013. The number of our total orders increased from approximately 15.7 million in 2012 to approximately 36.0 million in 2013, among which the total number of orders fulfilled by our logistics centers increased from approximately 15.6 million in 2012 to 30.3 million 2013.

Cost of revenues. Our cost of revenues increased from US$148.5 million in 2012 to US$283.3 million in 2013, which was in line with the increase in merchandise sales for the same period.

Gross profit. Our gross profit increased by 135.8% from US$84.7 million in 2012 to US$199.7 million in 2013 and our gross profit as a percentage of net revenues increased from 36.3% to 41.3% during the same period. The higher gross profit as a percentage of net revenues in 2013 is mainly attributed to the increased percentage of net revenues generated from exclusive products sold, which generally have higher margins, and our marketplace services, which do not incur cost of revenues, as compared with 2012. Gross profit from our merchandise sales as a percentage of net revenues increased from 28.9% in 2012 to 31.4% in 2013, primarily because of the increased percentage of net revenues generated from exclusive products sold and our improved economies of scale. Our gross profit as a percentage of our net GMV decreased from 25.9% in 2012 to 24.5% in 2013, primarily due to the increased percentage of net revenues generated from our marketplace services, from which we earn service fees.

Operating expenses. Our operating expenses increased from US$74.5 million in 2012 to US$161.4 million in 2013 primarily due to our significant business expansion. Our operating expenses as a percentage of our net GMV decreased from 22.8% in 2012 to 19.8% in 2013, primarily due to the increase in economies of scale, increased sales of apparel and other lifestyle products through our marketplace services, and increased effectiveness of our advertising efforts.

•	Fulfillment expenses. Our fulfillment expenses increased from US$28.9 million in 2012 to US$59.2 million in 2013. The increase was primarily attributable to the significant increase in the number of orders fulfilled, higher staff compensation and benefits due to headcount increase, and increase in rental expenses in connection with our expanded logistics center facilities. The number of orders that we fulfilled increased from approximately 15.6 million in 2012 to 30.3 million in 2013. Our fulfillment personnel increased from 1,031 as of December 31, 2012 to 1,778 as of December 31, 2013. Fulfillment-related rental expenses increased from US$0.6 million in 2012 to US$2.7 million in 2013.

Our fulfillment expenses as a percentage of our net GMV decreased from 8.8% in 2012 to 7.3% in 2013, as we continued to enjoy economies of scale and attracted more third-party merchants to sell products through our marketplace services for which we do not provide fulfillment services.

•	Marketing expenses. Our marketing expenses increased from US$36.5 million in 2012 to US$52.2 million in 2013, which was primarily attributable to our increased online marketing and brand promotion activities. Our marketing expenses as a percentage of our total net revenues decreased from 15.6% in 2012 to 10.8% in 2013 primarily due to increased effectiveness of our advertising efforts. Our marketing expenses as a percentage of our net GMV decreased from 11.2% in 2012 to 6.4% in 2013, primarily due to increased effectiveness of our advertising efforts.

•	Technology and content expenses. Our technology and content expenses increased from US$4.4 million in 2012 to US$10.0 million in 2013. The increase in our technology and content expenses was primarily attributable to higher compensation and benefits for the technology and content staff due to headcount increase, and higher expenses incurred in maintaining our internet platform. Our technology and content personnel increased from 210 as of December 31, 2012 to 362 as of December 31, 2013. Our technology and content expenses are a percentage of our net GMV decreased slightly from 1.3% in 2012 to 1.2% in 2013, primarily due to our increased operational efficiency.

•	General and administrative expenses. Our general and administrative expenses increased from US$4.8 million in 2012 to US$40.0 million in 2013, primarily due to higher share-based compensation and higher administrative staff compensation and benefits due to headcount increase. Our share-based compensation expense related to general and administrative expenses increased from US$0.2 million in 2012 to US$31.1 million in 2013, which included two one-time share-based compensations of US$30.2 million in total to an executive officer. Our general and administrative personnel increased from 219 as of December 31, 2012 to 283 as of December 31, 2013. Our general and administrative expenses as a percentage of our net GMV increased from 1.5% in 2012 to 4.9% in 2013, primarily due to higher share-based compensation and higher administrative staff compensation and benefits due to headcount increase.

Interest income. Our interest income increased from US$0.2 million in 2012 to US$0.9 million in 2013 primarily due to the increased amount of cash held in our bank deposits and the interest earned on short-term investment products.

Income tax expense. Our income tax expense increased from US$2.1 million in 2012 to US$14.3 million in 2013 primarily due to an increase in our taxable income. Our effective tax rate increased from 21% in 2012 to 36% in 2013 due to increase of US$32.5 million in share based compensation expenses, which were not tax deductible.

Net income. As a result of the foregoing, our net income increased from US$8.1 million in 2012 to US$25.0 million in 2013.

Year ended December 31, 2012 Compared to Year Ended December 31, 2011

Net revenues. Our net revenues increased from US$21.8 million in 2011 to US$233.2 million in 2012, which included US$209.0 million generated from merchandise sales and US$24.2 million generated from marketplace services. The rapid growth in our net revenues was primarily due to the significant increase in our active customers and total orders. The number of our active customers increased significantly from approximately 1.3 million in 2011 to approximately 4.8 million in 2012. The number of our total orders increased from approximately 4.5 million in 2011 to approximately 15.7 million in 2012, among which the total number of orders fulfilled by our logistics centers increased from approximately 4.5 million in 2011 to approximately 15.6 million 2012.

Cost of revenues. Our cost of revenues increased from US$2.8 million in 2011 to US$148.5 million in 2012, primarily attributable to a significant increase in our merchandise sales of beauty products.

Gross profit. Our gross profit increased from US$19.0 million in 2011 to US$84.7 million in 2012. Our gross profit as a percentage of net revenues decreased from 87.2% to 36.3% during the same periods. The lower gross profit as a percentage of net revenues in 2012 was mainly due to the decreased percentage of net revenues generated from our marketplace services. This was partially offset by the increased gross profit margin of our merchandise sales which was in turn due to our improved economies of scale and higher percentage of net revenues generated from exclusive products. The gross profit from our merchandise sales as a percentage of our total net revenues increased from 15.7% in 2011 to 28.9% in 2012. Our gross profit as a percentage of our net GMV increased from 20.6% in 2011 to 25.9% in 2012, primarily due to the decreased percentage of net revenues generated from our marketplace services, from which we earn service fees.

Operating expenses. Our operating expenses increased from US$23.4 million in 2011 to US$74.5 million in 2012 primarily due to our significant business expansion. Our operating expenses as a percentage of our net GMV decreased from 25.3% in 2011 to 22.8% in 2012, primarily due to the increase in economies of scale and higher operational efficiency.

•	Fulfillment expenses. Our fulfillment expenses increased from US$11.8 million in 2011 to US$28.9 million in 2012. The increase was primarily attributable to the significant increase in the number of orders that we fulfilled and higher staff compensation and benefits. The number of orders that we fulfilled increased from approximately 4.5 million in 2011 to 15.6 million in 2012. Our fulfillment personnel increased from 930 as of December 31, 2011 to 1,031 as of December 31, 2012.

Our fulfillment expenses as a percentage of our net GMV decreased from 12.8% in 2011 to 8.8% in 2012 primarily as a result of increased economies of scale.

•	Marketing expenses. Our marketing expenses increased from US$9.3 million in 2011 to US$36.5 million in 2012, primarily attributable to our increased online marketing and brand promotion activities. Our marketing expenses as a percentage of our total net revenues decreased from 42.9% in 2011 to 15.6% in 2012 mainly due to the decreased percentage of net revenues generated from our marketplace services as we focused more on developing merchandise sales of beauty products in 2012. As a result, a significantly smaller portion of net revenues were recognized on a net basis rather than on a gross basis in 2012. Our marketing expenses as a percentage of our net GMV increased from 10.1% in 2011 to 11.2% in 2012, primarily due to increased online marketing and brand promotion activities.

•	Technology and content expenses. Our technology and content expenses increased from US$0.7 million in 2011 to US$4.4 million in 2012, primarily because we incurred higher technology and content staff compensation and benefits due to headcount increase. Our technology and content personnel increased from 48 as of December 31, 2011 to 210 as of December 31, 2012. Our technology and content expenses as a percentage of our total net revenues decreased from 3.4% to 1.9% during the same periods as a result of our increased economies of scale. Our technology and content expenses as a percentage of our net GMV increased from 0.8% in 2011 to 1.3% in 2012, primarily due to higher technology and content staff compensation and benefits due to headcount increase.

•	General and administrative expenses. Our general and administrative expenses increased from US$1.4 million in 2011 to US$4.8 million in 2012 primarily due to headcount increase. Our general and administrative personnel increased from 57 as of December 31, 2011 to 219 as of December 31, 2012. Our general and administrative expenses as a percentage of our total net revenues decreased from 6.6% to 2.0% during the same periods as we achieved greater operational efficiency. Our general and administrative expenses as a percentage of our net GMV decreased from 1.6% in 2011 to 1.5% in 2012 as we achieved greater operational efficiency.

Interest income. Our interest income increased from US$6 thousand in 2011 to US$0.2 million in 2012 primarily due to the increased amount of cash held in our bank deposits and the interest earned on short-term investment products.

Income tax benefit/expense. Our income tax benefit was US$0.5 million in 2011 and our income tax expense was US$2.1 million in 2012 as we incurred a loss in 2011, and turned profitable in 2012.

Net income. As a result of the foregoing, we recorded a net income of US$8.1 million in 2012, while we recorded a net loss of US$4.0 million in 2011.

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated results of operations for the three-month periods ended on the dates indicated. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the quarters presented.

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in thousands of US$ and unaudited)
Net revenues:
Merchandise sales	41,503	50,431	58,683	58,442	96,229	93,716	104,885	118,220
Marketplace services	3,089	6,336	7,014	7,726	14,680	15,049	18,369	21,848

Total net revenues	44,592	56,767	65,697	66,168	110,909	108,765	123,254	140,068
Cost of revenues:	(31,081)	(36,348)	(42,112)	(39,000)	(69,824)	(63,582)	(69,448)	(80,463)

Gross profit	13,511	20,419	23,585	27,168	41,085	45,183	53,806	59,605
Operating expenses:(1)
Fulfillment expenses	(5,564)	(6,837)	(7,829)	(8,654)	(13,905)	(12,649)	(15,059)	(17,615)
Marketing expenses	(7,811)	(8,705)	(8,537)	(11,431)	(14,375)	(8,908)	(12,375)	(16,493)
Technology and content expenses	(757)	(1,045)	(1,254)	(1,360)	(1,644)	(2,222)	(2,855)	(3,302)
General and administrative expenses	(776)	(1,142)	(1,151)	(1,692)	(1,515)	(1,874)	(3,099)	(33,525)

Total operating expenses	(14,908)	(17,729)	(18,771)	(23,137)	(31,439)	(25,653)	(33,388)	(70,935)

Income/(loss) from operations	(1,397)	2,690	4,814	4,031	9,646	19,530	20,418	(11,330)

Other income/(expenses):
Interest income	6	24	49	120	248	213	201	254
Others, net	(3)	(10)	(15)	(65)	(16)	165	(5)	(17)

Income/(loss) before tax	(1,394)	2,704	4,848	4,086	9,878	19,908	20,614	(11,093)

Income tax benefits /(expenses)	291	(564)	(1,012)	(855)	(2,034)	(4,099)	(4,261)	(3,909)

Net income/(loss)	(1,103)	2,140	3,836	3,231	7,844	15,809	16,353	(15,002)

Accretion to preferred share redemption value	(422)	(422)	(422)	(422)	(449)	(449)	(449)	(448)
Income allocation to participating Redeemable Preferred Shares	—	(365)	(989)	(767)	(2,437)	(5,367)	(5,567)	—

Net income/(loss) attributable to ordinary shareholders	(1,525)	1,353	2,425	2,042	4,958	9,993	10,337	(15,450)

(1)	Share-based compensation expenses are allocated in operating expense items as follows:

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
			(in thousands of US$ and unaudited)
Fulfillment expenses	—	—	—	—	—	—	151	231
Marketing expenses	—	—	—	—	—	116	181	184
Technology and content expenses	8	8	8	6	6	276	234	269
General and administrative expenses	40	44	44	106	134	228	308	30,474

The following table sets forth our net GMV in each of the quarters for the period between January 1, 2012 and December 31, 2013.

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(in thousands of US$)
Net GMV	59,176	81,378	91,805	94,896	190,490	176,078	207,679	242,323

We have experienced continued growth in our quarterly total net revenues for the eight quarters in the period from January 1, 2012 to December 31, 2013, except for a slight decrease in the second quarter of 2013. During these quarters, we experienced continued increases in both the number of active customers and the number of orders, except for the second quarter of 2013. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth. However, sales in the traditional retail industry are significantly higher in the fourth quarter of each calendar year than in the preceding three quarters. E-commerce companies in China, including us, hold special promotional campaigns on festivals or days popular among young people, such as November 11 each year, which falls in the fourth quarter. We also hold a special promotional campaign in March each year to celebrate our anniversary. These special promotional campaigns typically increase the net revenues in the relevant quarters. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. Our future operating results will be affected by the timing of promotional or marketing campaigns that we may launch from time to time.

We have experienced continued growth in our quarterly gross profit for the eight quarters in the period from January 1, 2012 to December 31, 2013. Our gross profit as a percentage of net revenues was lower in the first quarter as compared with the other quarters in each of 2012 and 2013. This is primarily because we had the highest volume of promotional and marketing activities in the first quarter of each of these years. Similarly, our gross profit as a percentage of net GMV was lower in the first quarter as compared with the other quarters in each of 2012 and 2013, primarily because of the higher volume of promotional and marketing activities. Due to our limited operating history, the gross profit trends that we have experienced in the past may not apply to, or be indicative of, our future operating results. Our future operating results will be affected by the timing of promotional or marketing campaigns that we may launch from time to time.

We experienced continued growth in our net income for the eight quarters in the period from January 1, 2012 to December 31, 2013, except for the fourth quarters of 2012 and 2013. This is because we had higher marketing expenses associated with promotional activities in the fourth quarter of 2012 and 2013. We incurred a net loss in the fourth quarter of 2013 primarily because we had significantly higher share-based compensation expenses in such quarter as compared with the other quarters in 2012 and 2013. Our share-based compensation expenses in the fourth quarter of 2013 included two one-time share-based compensations items of US$30.2 million in total to an executive officer. See “—Critical Accounting Policies and Estimates—Share-Based Compensation.”

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated by operating activities and the issuance of preferred shares in private placement. As of December 31, 2011, 2012, and 2013, we had US$9.1

million, US$30.0 million and US$111.4 million, respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand, short term bank demand deposits and liquid investments. Among the cash and cash equivalent as of December 31, 2013, US$108.3 million was denominated in Renminbi and US$3.1 million was denominated in U.S. dollars. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We may, however, need additional capital in the future to fund our continued operations.

Although we consolidate the results of our consolidated variable interest entity, we only have access to the assets or earnings of our consolidated variable interest entity through our contractual arrangements with them. See “Corporate History and Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

As of December 31, 2013, our subsidiaries held cash and cash equivalents in the amount of US$81.7 million, and our consolidated variable interest entity and its subsidiary held cash and cash equivalents in the amount of US$29.2 million, which includes cash reserved to settle payables to our subsidiary in China. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in China for general corporate purpose.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(in thousands of US$)
Net cash provided by/(used in) operating activities	(2,009)	27,360	84,806
Net cash used in investing activities	(2,027)	(6,601)	(4,643)
Net cash provided by/(used in) financing activities	10,140	—	(833)

Effect of exchange rate changes on cash and cash equivalents	50	88	2,108

Net increase in cash and cash equivalents	6,154	20,847	81,438
Cash and cash equivalents at beginning of year	2,963	9,117	29,964

Cash and cash equivalents at end of year	9,117	29,964	111,402

Operating Activities

Net cash provided by operating activities amounted to US$84.8 million in 2013, which was primarily attributable to a net income of US$25.0 million, adjusted for non-cash items of US$34.0 million and a net increase of US$25.8 million in change in working capital. The net increase in change in working capital was primarily attributable to an increase in accounts payable of US$48.0 million and an increase in tax payable of US$11.9 million, which was partially offset by an increase in advance to suppliers of US$18.7 million, an increase in inventories of US$17.7 million and a decrease in advance from customers of US$1.3 million. The increases in accounts payable and inventories are primarily due to the significant increase in the total orders that we fulfilled which was in turn attributable to the rapid expansion of our business operations.

Net cash provided by operating activities amounted to US$27.4 million in 2012, which was primarily attributable to a net income of US$8.1 million and a net increase of US$18.1 million in change in working capital. The net increase in change in working capital was primarily attributable to an increase in accounts payable of US$37.5 million, which was partially offset by an increase in inventories of US$15.1 million and an increase in prepayments and other assets US$8.2 million. The increases in accounts payable and inventories are primarily due to the significant increase in the total orders that we fulfilled which was in turn attributable to the rapid expansion of our business operations.

Net cash used in operating activities amounted to US$2.0 million in 2011, which was primarily attributable to a net loss of US$4.0 million, partially offset by a net increase of US$3.4 million in change in working capital. The net increase in change in working capital was primarily attributable to an increase in advances from customers of US$2.5 million, an increase in tax payable of US$2.6 million and an increase in accrued expenses and other liabilities of US$1.6 million, which was partially offset by an increase in accounts receivable of US$3.2 million.

Investing Activities

Net cash used in investing activities amounted to US$4.6 million in 2013, which was primarily attributable to our renovation and purchase of equipment for new logistics centers and our newly leased office in Beijing.

Net cash used in investing activities amounted to US$6.6 million in 2012, which was primarily attributable to our purchase of short term investments and purchase of property, equipment and software.

Net cash used in investing activities amounted to US$2.0 million in 2011, which was primarily attributable to our payments for acquisition of Beijing Shengjinteng and purchase of property, equipment and software.

Financing Activities

Net cash used in financing activities amounted to US$0.8 million in 2013, which was attributable to the repurchase of vested options.

Net cash provided by financing activities amounted to US$10.1 million in 2011, which was primarily attributable to proceeds from our issuance of preferred share to investors. We did not engage in any financing activities in 2012.

Capital Expenditures

Our capital expenditures amounted to US$0.6 million, US$2.1 million and US$4.6 million in 2011, 2012 and 2013, respectively. In the past, our capital expenditures were principally used for renovation and purchase of equipment for new logistics centers and our new leased office in Beijing.

Contractual Obligations

We lease our facilities and offices under non-cancellable operating lease agreements. The rental expenses were US$0.5 million, US$2.0 million and US$6.2 million during the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, future minimum commitment under non-cancelable agreements were as follows:

US$ (in thousand)	Total	2014	2015	2016	2017	2018 and thereafter
Operating lease	22,850	9,336	8,115	4,879	260	260
Server custody and bandwidth fee	154	154	—	—	—	—
Business acquisition payment	656	656	—	—	—	—

Total	23,660	10,146	8,115	4,879	260	260

Other than those shown above, we did not have any significant unrecognized uncertain tax positions, capital and other commitments, long-term obligations, or guarantees as of December 31, 2012 and 2013.

Holding Company Structure

Jumei International Holding Limited is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and our consolidated variable interest entity in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our wholly owned PRC subsidiaries and our consolidated affiliated entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, as of December 31, 2013, we had US$0.4 million in statutory reserves that are not distributable as cash dividends. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

The exclusive consulting and services agreement entered into among Beijing Jumei, Reemake Media and the shareholders of Reemake Media requires Reemake Media to pay service fees in Renminbi to Beijing Jumei in the manner and amount set forth in such agreement. After paying the applicable withholding taxes and making appropriations for the statutory reserve, the remaining net profits of our PRC subsidiaries would be available for distribution to our offshore companies. As an offshore holding company of our PRC subsidiaries and consolidated variable interest entity, we may make loans to our PRC subsidiaries and consolidated variable interest entity. Any loans to our PRC subsidiaries are subject to foreign exchange loan registrations with relevant governmental authorities in China, and loans by us to our variable interest entity, which is a domestic PRC entity, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches. We may also finance our subsidiaries by means of capital contributions. See ‘‘Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Furthermore, cash transfers from our PRC subsidiaries to our offshore companies are subject to PRC government control of currency conversion. For example, remittance of dividends by our PRC subsidiaries out of China is subject to examination by the banks designated by SAFE. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and our consolidated variable interest entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.”

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.4% in 2011, 2.6% in 2012 and 2.6% in 2013. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with the U.S. GAAP, which requires us to make estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ materially from those estimates and changes in facts and circumstances may result in revised estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

We generate revenue primarily from merchandise sales and marketplace services. We generate revenues from merchandise sales when we act as principal for the direct sale of beauty products to customers. We generate revenues from marketplace services when we act as the service provider for third-party merchants and charge third-party merchant fees for the sales of their products, which include beauty products, apparel and other lifestyle products, through our internet platform. We collect cash from customers, before or upon deliveries of products, through third party online payment platforms or delivery companies.

Revenues from merchandise sales and marketplace services are recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured.

We recognize merchandise sales revenues upon acceptance of delivery of products by customers. Marketplace services revenues primarily consist of fees charged to third-party merchants for selling their products through our internet platform and fees for providing fulfillment services. We recognize marketplace services revenues upon acceptance of delivery by customers for sales that we provide fulfillment services or upon shipping by third-party merchants for sales for which we do not provide fulfillment services.

We consider several factors in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as service fees. When we are the primary obligor in a transaction, we are subject to substantial inventory risk, and have the latitude in establishing prices, revenues are recorded at the gross sales price. If we do not have substantial inventory risk or latitude in establishing prices and amounts earned are determined using a predetermined service fee rate, we record the net amounts as marketplace services fees earned.

Sales allowances, which reduce revenues, are estimated using management’s best judgment based on historical experience. Revenues are recorded net of value-added taxes, business taxes and surcharges.

Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost or market. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. We take ownership, risks and rewards of the products purchased, but have limited return right with certain vendors. Write downs are recorded in cost of revenues in the Consolidated Statements of Comprehensive Income/(Loss).

Share-Based Compensation

All share-based awards to our founders and employees are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. We used the binomial option pricing model to determine the fair value of share options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses were recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Historically, our share-based compensation expenses were relatively low, except for the three months ended December 31, 2013.

We adopted the 2011 plan in March 2011. The maximum number of ordinary shares in respect of which share awards may be granted under the 2011 plan is 10,401,229. The 2011 plan will terminate automatically 10 years after its adoption, unless terminated earlier by our board’s approval. As of the date of this prospectus, options to purchase 7,131,792 ordinary shares have been granted and outstanding under the 2011 plan, excluding awards that were forfeited or cancelled after the relevant grant dates.

We adopted the 2014 plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares initially. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. Unless terminated earlier, the 2014 plan will terminate automatically in 2024. As of the date of this prospectus, no share-based award has been granted under our 2014 plan.

A summary of our share option activities through the date of this prospectus is presented below (share and per share information is presented to give retroactive effect to the share splits that we have conducted so far).

	Number of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Intrinsic Value as of the Grant Date
		US$	US$	US$	US$
May 9, 2011	3,640,000	0.00	0.09	0.09	0.09
May 9, 2011	832,000	0.25	0.03	0.09	—
February 23, 2012	250,000	1.08	0.36	0.80	—
September 23, 2012	950,000	1.08	1.98	2.83	1.75
April 8, 2013	500,000	1.08	5.67	6.66	5.58
April 18, 2013	517,500	1.08	5.65	6.66	5.58
May 1, 2013	500,000	1.08	5.66	6.66	5.58
July 1, 2013	50,000	1.08	6.91	7.91	6.83
August 1, 2013	870,000	1.08	6.92	7.91	6.83
December 31, 2013	250,000	1.20	12.41	13.52	12.32
December 31, 2013	150,000	1.08	12.75	13.52	12.44
April 1, 2014	500,000	15.00	10.68	20.02	5.02

We estimated the fair value of share options using the binomial option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant up to April 1, 2014 is estimated on the date of grant or date of repurchase with the following assumptions.

	May 9, 2011	May 9, 2011	February 23, 2012	September 23, 2012	April 8, 2013	April 18, 2013	May 1, 2013	July 1, 2013	August 1, 2013	December 31, 2013	April 1, 2014
Risk-free interest rates (%) (1)	3.42%	3.42%	3.21%	2.55%	2.33%	2.24%	2.20%	3.13%	2.92%	3.07%	3.35%
Exercise multiples (2)	2.8	2	2.8	2.8	2.8	2	2.8	2	2.8	2.8	2.2
Expected dividend yield (3)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Expected volatility (%) (4)	54%	54%	47%	45%	44%	44%	44%	43%	43%	43%	43%
Fair market value of ordinary shares (US$)	0.09	0.09	0.80	2.83	6.66	6.66	6.66	7.91	7.91	13.52	20.02

Notes:

(1)	We estimated risk-free interest rate based on the yield to maturity of U.S. dollar denominated Chinese Government bonds with a maturity similar to the expected expiry of the term.
(2)	The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.
(3)	We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
(4)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

Determining the fair value of our ordinary shares required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had our management used different assumptions and estimates, the resulting fair value of our ordinary shares and the resulting share-based compensation expenses could have been different.

In October 2013, we entered into an agreement with a former employee of our company to accelerate vesting of all his incentive shares upon his departure from our company on March 31, 2013. In conjunction with this agreement, the former employee also transferred 1,293,125 ordinary shares of our company to one of our executive officers, at no additional consideration. The fair value of the transferred shares amounted to US$15.8 million, which was treated as share-based compensation to such executive officer for his past services. In November 2013, the former employee sold 1,355,714 ordinary shares of our company to the executive officer for US$3.0 million. The difference of US$14.4 million between the fair value of the ordinary shares of US$17.4 million and the transfer price of US$3.0 million was treated as share-based compensation to the executive officer for his past services.

In April 2014, we granted options to purchase 500,000 ordinary shares to our employees at the exercise price of US$15.00. The options are subject to a four-year vesting schedule.

Fair Value of Our Ordinary Shares

We are a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purposes of (a) determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any; (b) determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award; (c) determining the fair value of preferred shares and ordinary shares at the respective issuance date; (d) the grant of options in conjunction with a business acquisition; and (e) transfer of ordinary shares between existing shareholders.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm.

Date	Fair Value Per Share (US$)	DLOM	Discount Rate	Type of Valuation	Purpose of the Valuations
January 16, 2011	0.09	30%	32.00%	Retroactive	(d)
April 08, 2011	0.09	30%	30.00%	Retroactive	(a), (b),(c)
November 18, 2011	0.66	25%	30.00%	Retroactive	(a), (b),(c)
February 23, 2012	0.80	25%	28.00%	Retroactive	(a), (b)
September 23, 2012	2.83	20%	25.00%	Retroactive	(a), (b)
April 18, 2013	6.66	15%	20.00%	Contemporaneous	(a), (b)
August 01, 2013	7.91	10%	19.00%	Contemporaneous	(a), (b)
October 28, 2013	12.20	10%	19.00%	Contemporaneous	(e)
November 20, 2013	12.83	10%	18.50%	Contemporaneous	(e)
December 31, 2013	13.52	10%	18.00%	Contemporaneous	(a), (b)
April 1, 2014	20.02	5%	17.00%	Contemporaneous	(a), (b)

In determining the fair value of our ordinary shares, we applied the income approach/ discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•	Weighted average cost of capital, or WACC: WACCs of 32%, 30%, 30%, 28%, 25%, 20%, 19%, 19%, 18.5%, 18% and 17% were used for dates as of January 16, 2011, April 8, 2011, November 18, 2011, February 23, 2012, September 23, 2012, April 18, 2013, August 1, 2013, October 28, 2013, November 20, 2013, December 31, 2013 and April 1, 2014, respectively. The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk membership, company size and non-systematic risk factors

•	Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, two publicly traded companies in China’s e-commerce industry and three publicly traded companies in the U.S. e-commerce industry were selected for reference as our guideline companies.

•	Discount for lack of marketability, or DLOM: DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. DLOM remained in the range of 5% to 30% in the period from 2011 to 2014.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and net income growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares from March 2011 to April 2014. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 17% to 32%.

•	Option-pricing method was used to allocate enterprise value to prefer and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” or the Practice Aid. The method treats common stock and preferred stock as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred stock.

•	The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 27% to 49% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preference and ordinary shares would have been different.

The determined fair value of the ordinary shares increased from US$6.66 per share as of April 18, 2013 to US$7.91 per share as of August 1, 2013. We believe the change in the fair value of ordinary shares is primarily attributable to the following factors:

•	In the third quarter of 2013, we strengthened our senior management team by recruiting a new vice president, as well as new managers in our research and development department.

•	As we accumulated more operation experience, our revenues generated from apparel and other lifestyle products achieved strong growth.

•	As a result of milestone events described above and the continuous growth of our business, the discount rate is further decreased from 20% as of April 18, 2013 to 19% as of August 1, 2013.

•	As we progressed towards an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 15% as of April 18, 2013 to 10% as of August 1, 2013.

The determined fair value of the ordinary shares increased from US$7.91 per share as of August 1, 2013 to US$12.20 per share as of October 28, 2013. We believe the change in the fair value of ordinary shares is primarily attributable to the following factors:

•	In the fourth quarter of 2013, we further improved the functionality and user experience of our mobile platform and achieved strong growth in sales on our mobile platform.

•	We opened our first offline physical store in Beijing to strengthen our brand reputation.

•	We increased sales of private label and exclusive products, which generally have higher margin than other products.

•	Our net GMV increased during the period.

The determined fair value of the ordinary shares increased from US$12.20 per share as of October 28, 2013 to US$12.83 per share as of November 20, 2013. We believe the change in the fair value of ordinary shares is primarily attributable to the following factors:

•	As we progressed towards an initial public offering, we reduced our discount rate from 19% on October 28, 2013 to 18.5% on November 20, 2013 to reflect a reduction in risk as a private company.

The determined fair value of the ordinary shares increased from US$12.83 per share as of November 20, 2013 to US$13.52 per share as of December 31, 2013. We believe the change in the fair value of ordinary shares is primarily attributable to the following factors:

•	Our net GMV increased during the period.

•	The contribution of sales through our mobile platform to our total sales increased during the period.

•	As we developed a longer track record in achieving revenue growth, we reduced the discount rate from 18.5% on November 20, 2013 to 18% on December 31, 2013 to reflect lower perceived risks of our business model.

The determined fair value of the ordinary shares increased from US$13.52 per share as of December 31, 2013 to US$20.02 per share as of April 1, 2014. We believe the change in the fair value of ordinary shares is primarily attributable to the following factors:

•	During the period, we experienced significant growth in our net GMV, net income and the contribution of sales through our mobile platform, and achieved higher than previously estimated gross margin.

•	As we continued to achieve strong revenue growth and move closer to the expected timing towards our initial public offering, the perceived risks of our business model should be further lowered. As such, we reduced the discount rate from 18% on December 31, 2013 to 17% on April 1, 2014.

•	We made the first public filing of our registration statement with respect to this offering in April 2014. As we move closer to the expected timing towards our initial public offering , the liquidity of our shares increased and the DLOM decreased from 10% on December 31, 2013 to 5% on April 1, 2014, and we adjusted our offering probability from 80% on December 31, 2013 to 90% on April 1, 2014. Because our preferred shares will be automatically converted into ordinary shares and the liquidation preference of preferred shares will no longer exist upon the completion of this offering, the increase in the estimated offering probability resulted in a greater portion of our value being allocated to ordinary shares.

Income taxes

Current income taxes are provided on the basis of net income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of comprehensive income/(loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under others, net in our Consolidated Statement of Comprehensive Income/(Loss).

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

We evaluate the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2011 and 2012 and 2013, we did not have any material unrecognized uncertain tax position.

Consolidation of Variable Interest Entity

In order to comply with the PRC law and regulations which prohibit foreign control of companies involved in the value-added telecommunication service businesses, we operate our website in the PRC through our variable interest entity, Reemake Media. The equity interests of Reemake Media are legally held by certain shareholders of our company, who are PRC individuals. We obtained control over Reemake Media through Beijing Jumei in April 2011 by entering into a series of contractual arrangements with Reemake Media and the PRC individuals shareholders of Reemake Media. These contractual agreements include shareholders’ voting rights agreement, exclusive consulting and services agreement, exclusive purchase option agreement and equity pledge agreements. As a result of these contractual arrangements, we maintain the ability to exercise effective control over Reemake Media, receive substantially all of the economic benefits and have an exclusive option to purchase all or part of the equity interests and assets in Reemake Media when and to the extent permitted by PRC law at a minimum price. We conclude that Reemake Media is our variable interest entity, of which we are the primary beneficiary. As such, we consolidated the financial results of Reemake Media in our consolidated financial statements as required by SEC Regulation SX-3A-02 and ASC subtopic 810-10, Consolidation: Overall. We will reconsider the initial determination of whether a legal entity is a consolidated variable interest entity upon occurrence of certain events listed in ASC 810-10-35-4. We will also continuously reconsider whether we are the primary beneficiary of our variable interest entity as facts and circumstances change. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure and Restrictions on Our Industry.”

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our operating transactions and assets and liabilities are mainly denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

We estimate that we will receive net proceeds of approximately US$369.1 million from this offering and the Concurrent Private Placement if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions, the placement fee and the estimated offering expenses payable by us, based on the initial offering price of US$22.00 per ADS. Assuming that we convert the full amount of the net proceeds from this offering and the Concurrent Private Placement into RMB, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.0537 to US$1.00 to a rate of RMB6.6591 to US$1.00, will result in an increase of RMB223.4 million in our net proceeds. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.0537 to US$1.00 to a rate of RMB5.4483 to US$1.00, will result in a decrease of RMB223.4 million in our net proceeds.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of US$6 thousand, US$0.2 million and US$0.9 million in 2011, 2012, and 2013, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Recent Accounting Pronouncements

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carryforward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial statements.

In January 2014, the FASB issued ASU 2014-02, “Intangibles—Goodwill and Other”, which is an update allowing an accounting alternative for the subsequent measurement of goodwill. An entity within the scope of the amendments that elects the accounting alternative in this Update should amortize goodwill on a straight-line basis over 10 years, or less than 10 years if the entity demonstrates that another useful life is more appropriate. The guidance is effective for fiscal years beginning after December 15, 2015 and for interim periods within that fiscal year. We do not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

The JOBS Act provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

INDUSTRY

We operate in the fast growing beauty products market in China. According to the Frost & Sullivan report, beauty products comprise a wide variety of categories including skin care, oral care, hair care, bath and body, cosmetics, fragrance and beauty accessories.

Growth of the Beauty Products Industry in China

According to the Frost & Sullivan report, China’s beauty products industry grew steadily over the past few years as total retail sales increased from RMB136.2 billion (US$22.5 billion) in 2010 to RMB220.9 billion (US$36.5 billion) in 2013, representing a CAGR of 17.5%, and is expected to further increase to RMB431.8 billion (US$71.3 billion) in 2018, representing a CAGR of 14.3% from 2013. The following chart sets forth the historical and expected beauty products retail sales in China for the periods indicated:

Beauty Products Retail Sales in China, 2010-2018E

Source: the Frost & Sullivan report

The key growth drivers of the beauty products industry in China include:

•	Growing awareness of personal appearance. Chinese consumers are becoming increasingly conscious about their appearance, especially China’s young generation, and are willing to spend more to enhance their appearance. As a result, a wide range of beauty products have become an irreplaceable part of Chinese customers’ daily routines.

•	Relatively low consumption on beauty products. The per capita consumption of Chinese consumers on beauty products is currently lower than those of other major countries or regions, such as the U.S., Japan and South Korea. The table below shows the per capita consumption on beauty products in China as compared with other countries.

Per Capita Consumption of Beauty Products in 2012

Source: the Frost & Sullivan report

•	China’s continued economic growth and increase in disposable income and living standards. According to the Frost & Sullivan report, China’s nominal GDP is expected to increase at a CAGR of 9.9% between 2013 and 2018, and China’s per capita annual disposable income of urban householders is expected to increase from RMB28,099.5 (US$4,641.7) in 2013 to RMB52,937.9 (US$8,744.7) in 2018, representing a CAGR of 13.5%.

Beauty products are distributed to end users through various types of distribution channels. Compared with traditional department stores and supermarkets, distribution channels such as online retailers and specialty retail stores have developed significantly in recent years, offering consumers alternative options to purchase beauty products. According to the Frost & Sullivan report, Watsons, Jumei and Sephora are the three largest beauty products retailers in China in terms of GMV in 2013.

Online Retail Market in China

China has the largest internet community in the world, with approximately 617.6 million internet users as of December 31, 2013. This translates into approximately 2.5 times the size of the internet population in the U.S., according to the Frost & Sullivan report.

E-commerce has experienced rapid growth in China in recent years. Total online retail sales in China reached RMB1,923.9 billion (US$317.8 billion) in 2013, compared to RMB523.1 billion (US$86.4 billion) in 2010, representing a CAGR of 54.4%, and is expected to further increase to RMB5,650.8 billion (US$933.4 billion) in 2018, representing a CAGR of 24.0% from 2013, according to the Frost & Sullivan report. The number of online shoppers in China has increased significantly, growing from 160.5 million in 2010 to 301.9 million in 2013, representing a CAGR of 23.4%, and the total number of online shoppers is expected to further increase to 774.1 million in 2018, representing a CAGR of 20.7% from 2013, according to the Frost & Sullivan report.

Online retail sales as a percentage of total retail sales in China expanded from 3.3% in 2010 to 8.1% in 2013, and is expected to further increase to 13.0% in 2018, according to the Frost & Sullivan report. The increase in online versus offline retail sales reflects the fragmentation of the retail market in China, the increasing user acceptance of online retail and the improved fulfillment networks and payment options provided by online retailers.

For consumers who shop online, quality and authenticity are becoming increasingly important, especially in specialized areas such as beauty products. Consumers in China are becoming less price sensitive and more reliant on the brand and reputation of online retailers when purchasing products online. For online retailers, strong negotiation power with upstream brand owners and suppliers, as well as ability to provide convenient and enhanced customer experience, including customer-friendly after-sales return policy, comprehensive and high quality product reviews and illustrations, and attractive pricing, create effective barriers to entry.

Online non-platform retailers normally adopt one of two types of models, including model of browsing and impulse buying, such as Jumei, with advantages of product pre-selection and curation, and model of searching to fulfill a need, such as JD.com, with advantages of pricing, assortment and fulfillment speed.

Online retail sales of beauty products have grown rapidly in recent years. Online B2C beauty products sales reached RMB22.6 billion (US$3.7 billion) in 2013, up from RMB1.7 billion (US$0.3 billion) in 2010, representing a CAGR of 136.5%, and is expected to further increase to RMB94.6 billion (US$15.6 billion) in 2018, representing a CAGR of 33.2% from 2013, according to the Frost & Sullivan report. Online B2C beauty products retail sales as a percentage of total beauty products retail sales in China expanded from 1.3% in 2010 to 10.2% in 2013, and is expected to further increase to 21.9% in 2018, according to the Frost & Sullivan report. In terms of GMV in 2013, Jumei is the largest online beauty products retailer in China with 22.1% market share, over 2.5 times that of the nearest industry player, according to the Frost & Sullivan report.

Online B2C Beauty Products Sales and Penetration Rate, 2010-2018E

Source: the Frost & Sullivan report

As compared with other types of merchandise, such as consumer electronics and apparel, beauty products are well-suited to be sold through online retailers. This is because beauty products enjoy certain characteristics, such as high value-to-weight ratio, low fulfillment costs per unit, long product life cycle and low return rates, which make them desirable and favorable products for online retailers. At the same time, customers generally find making purchases of beauty products online a more efficient and pleasant experience, especially when major B2C online retailers offer the guarantee of genuine products and comprehensive customer services, including guaranteed return policies.

Despite the growth in the online retail market of beauty products in the last few years, the online B2C beauty products market in China remains under-penetrated compared to other developed economies, such as Japan and South Korea.

The Emergence of M-Commerce in China

According to the Frost & Sullivan report, the smartphone user population in China reached 475.1 million in 2013. Active m-commerce user population reached 144.4 million in China in 2013, a growth of 160.5% from 2012, and is expected to further increase to 762.6 million in 2018, representing a CAGR of 39.5% from 2013, according to the Frost & Sullivan report. The total retail sales through m-commerce amounted to RMB303.7 billion (US$50.2 billion) in 2013, representing a growth of 271.6% from 2012, and is expected to further increase to RMB2,226.8 billion (US$367.8 billion) in 2018, representing a CAGR of 49.0% from 2013, according to the Frost & Sullivan report.

Compared with traditional PC-based e-commerce, m-commerce is highly accessible for people on-the-go, allowing consumers to utilize their daily fragmented time to browse products and make purchases online. The following chart sets forth the historical and expected online sales from PC internet platform and mobile platform in China for the periods indicated:

Retail Sales from PC Internet Platform and from Mobile Platform, 2010-2018E

Source: the Frost & Sullivan report

The Emergence of Curated Sales

According to the Frost & Sullivan report, curated sales is a disruptive sales format compared to the traditional offline channels for beauty products. Curated sales is an innovative new sales format and features a limited number of products first being selected before being recommended and offered for sale. Each curated product is usually on sale for a limited period of time on a curated sales platform, which helps focus user traffic on the featured brand and product.

The recommendation feature of curated sales is conducive to generating frequent visits from customers as they seek information and guidance on the latest trends in the markets. As such, the curated sales format helps build a loyal and engaged customer base and encourage repeat purchases. Furthermore, the curated sales format is especially effective in educating consumers in China about new beauty products and enhancing the profile of brands through online channels.

Unlike flash sales, the curated sales format is a more effective and efficient channel to introduce new products by guiding consumers’ purchase decisions. An operator of curated sales platform can present and sell a carefully selected array of high quality products with purchase recommendations featuring detailed descriptions and extensive customer reviews, without imposing limit on the units available for sale for each product or offering steep price discounts.

BUSINESS

OVERVIEW

We are China’s No. 1 online retailer of beauty products as measured by GMV, with a market share of 22.1% in 2013, according to the Frost & Sullivan report. We have grown rapidly and substantially since we launched our jumei.com website in March 2010 and achieved our current scale and profitability with only approximately US$13 million in total funding from our private equity investors. We achieved US$483.0 million in net revenues and US$25.0 million in net income in 2013, with approximately 10.5 million active customers during the same period.

We believe that our internet platform is a trusted destination for consumers to discover and purchase branded beauty products, and fashionable apparel and other lifestyle products. Leveraging our deep understanding of customer needs and preferences, as well as our strong merchandizing capabilities, we have adopted multiple effective sales formats to encourage product purchases on our platform. Our current sales formats consist of curated sales, online shopping mall and flash sales.

Our curated sales represents a new online sales format, whereby we recommend a carefully selected collection of branded beauty products for a limited period of time at attractive prices. Our curated sales format captures online shoppers’ attention through product recommendations and insightful product descriptions, which has helped us build a strong customer base. We also sell a wider selection of branded beauty products through our online shopping mall on a long-term basis to enhance customer stickiness. To further enhance and complement our customer experience with more choices, we provide a limited-time offering of fashionable apparel and other lifestyle products at deep discounts through flash sales.

We have built a large base of highly engaged and loyal customers, as well as a wide variety of well-selected products, which have been essential for our rapid growth. Our active customers totaled approximately 1.3 million, 4.8 million and 10.5 million in 2011, 2012 and 2013, respectively. Orders placed by our repeat customers accounted for approximately 88.9% of our total orders in 2013. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and certain exclusive product suppliers. We worked with approximately 1,700 suppliers and third-party merchants 2013.

We believe consumers will increasingly shop online through mobile internet. Therefore, we have invested substantial resources to build a mobile platform that is dedicated to providing a superior mobile shopping experience. As a result, sales through our mobile platform have grown significantly since its launch in May 2012. In the first quarter of 2014, approximately 49% of our GMV was generated through our mobile platform.

Our visionary management team has the foresight to identify and meet evolving customer needs and market opportunities in the beauty products market. Under our management’s leadership, we have attracted a large and loyal user base through our creative and cost-efficient marketing campaigns as well as word-of-mouth referrals resulting from our well-selected products and superior customer experience. We further enhance the attractiveness of our product offerings by entering into arrangements with beauty product suppliers for exclusive sales and distribution of selected products in China. We implement effective measures to control costs and operating expenses, which have enabled us to achieve and increase operating profitability.

Our net revenues were US$21.8 million in 2011, US$233.2 million in 2012 and US$483.0 million in 2013. We achieved net income of US$8.1 million in 2012 and US$25.0 million in 2013, compared to a net loss of US$4.0 million in 2011. Our net cash provided by operating activities were US$27.4 million in 2012 and US$84.8 million in 2013. Our net cash used in operating activities was US$2.0 million in 2011.

OUR STRENGTHS

We believe the following key competitive strengths have contributed to our growth and success to date:

China’s No. 1 Online Beauty Products Retailer

We are China’s No. 1 online retailer of beauty products as measured by GMV in 2013, according to the Frost & Sullivan report. Our market share among China’s online beauty products retailers was 22.1%, as measured by GMV in 2013, which was over 2.5 times the market share of the nearest competitor, according to the Frost & Sullivan report. Our jumei.com website is the most visited online beauty products website in China, based on the number of daily unique visitors in 2013, according to the Frost & Sullivan report. We have experienced rapid growth since we launched jumei.com website in March 2010. We had active customers of approximately 1.3 million, 4.8 million and 10.5 million in 2011, 2012 and 2013, respectively. In 2013, we acquired approximately 8.2 million new customers, compared to approximately 4.2 million in 2012 and 1.2 million in 2011.

We have achieved a market leading position through our strong execution capabilities and word-of-mouth referrals in acquiring customers, suppliers and third-party merchants. These factors have enabled us to attract a large base of highly engaged and loyal customers, and offer a well-selected collection of products, driving our fast growth. We believe our market leading position creates a high barrier to entry for competitors.

Visionary Management with Exceptional Marketing Capabilities

We have a visionary founding management who identified the online sales of beauty products as a unique opportunity in the e-commerce space. Beauty products are well-suited to be sold through online retailers as they enjoy certain characteristics such as high value-to-weight ratio, low fulfillment costs per unit, long product life cycle and low return rates, which make them desirable and favorable products for online retailers.

Exceptional marketing expertise. Having seized this unique opportunity in the e-commerce industry, we leveraged our creative and effective marketing capabilities to become a leading player in the online beauty products retail market. Through creative and cost-efficient marketing campaigns and strong word-of-mouth referrals, we have been able to attract new user traffic at relatively low cost. For example, we launched an in-house produced Jumei online advertisement video as a part of our 2013 anniversary special promotion. The video went viral and attracted approximately five million views on Youku.com within three months. Such nationwide publicity on the internet has significantly elevated our jumei.com brand and directly contributed to record high sales of over two million orders in three days during our March 2013 anniversary special promotion. The number of our total active customers increased from approximately 1.3 million in 2011 to 4.8 million in 2012 and further to 10.5 million in 2013.

Unique value to customers and brands. We believe our visionary management has built a business model that creates value for customers through featured product recommendations on our internet platform. This helps to educate and guide our customers and satisfy their demands, which is evidenced by a track record of high repeat purchase rates on our internet platform. We also work closely with beauty products brand owners to understand the value proposition of each SKU, and help brand owners reach their target customers and increase sales and awareness of their brands through our internet platform.

Rapid path to profitability. All of the above factors have contributed to our rapid path to profitability. We achieved our current scale and profitability with only approximately US$13 million funding in total from our private equity investors. We achieved US$483.0 million in net revenues and US$25.0 million in net income in 2013.

Robust Mobile Platform

We believe consumers of beauty products will increasingly shop online through mobile internet. Therefore, we have invested substantial resources to build a mobile platform that is dedicated to providing a superior mobile shopping experience. Through our easy to use mobile platform, our customers can browse our recommended product selections, in particular our curated sales which are immediately accessible as soon as our mobile applications are activated on their mobile devices, and make quick purchases whenever they have a few minutes of free time regardless of their locations. Our Android- and iOS-based mobile applications allow customers to quickly and efficiently view, discover, select and purchase our product offerings. We also host special promotions and sales events that are only available on our mobile platform, as well as push targeted sales events based on our analysis of the purchasing and browsing behaviors of our mobile users, which serve to further enhance our customers’ shopping experience. As a result, sales through our mobile platform have grown significantly since its launch in May 2012. Approximately 38.4% of our GMV was generated from our mobile platform in the fourth quarter of 2013, up from 10.8% of GMV in the fourth quarter of 2012. In the first quarter of 2014, we generated approximately 49% of GMV from our mobile platform.

Trusted Online Retail Brand for Beauty Products

We believe we are a trusted online destination for beauty products among Chinese consumers. Customers come to us for our high quality products, strong product selection and recommendation expertise, as well as our high-quality customer service.

We believe that the authenticity of beauty products is one of the most important issues for online customers. To increase consumer confidence and enhance the protection of consumer rights, the Authentic Beauty Products Alliance, or the Alliance, was launched in July 2013. The Alliance aims for the entire beauty products industry to commit to authentication, and we believe it is the first nationwide organization focusing on the authenticity of beauty products in the industry. We were one of the founding organizers of the Alliance, whose organizers also include China Quality Long March ( ), one of the most influential nationwide not-for-profit organizations focusing on product quality in China. A significant portion of our beauty product offerings have authentication pin numbers that customers can check and trace to the product source on the Alliance’s website or websites of the participating brands. The Alliance had 71 members as of December 31, 2013.

Furthermore, we are currently in collaboration with a leading institution in China to conduct periodic laboratory tests on randomly selected samples of beauty products provided by our suppliers and third-party merchants. The tests are designed to analyze the chemical composition of sample beauty products to ensure their authenticity. We believe we are one of the first companies in the beauty industry to implement such testing procedures in order to commit to the high quality standards of beauty products sold through our internet platform. We have recently placed orders for spectrum analysis equipment in order to increase the sampling size of beauty products tested and to establish in-house capability for conducting such tests.

We have developed an insightful knowledge and understanding of our customers’ needs and preferences by analyzing historical sales data, seasonality impact, customer feedbacks and fashion trends. We believe our strong product selection and recommendation expertise and curated sales format deliver value, quality and convenience for our customers and enhance our trendsetting brand image. In addition, we offer high-quality customer services, including speedy product delivery and a thirty-day product return policy for all beauty products.

During our 2013 anniversary special promotion from March 1 to March 3, 2013, we achieved record high sales of over two million orders in three days, which is a testament to our brand influence. Our brand became popular primarily through strong word-of-mouth referrals, and is supplemented by our creative marketing campaigns. Our widely recognized and trusted brand has enabled us to generate a large amount of direct traffic to our website and mobile applications.

Highly Engaged and Loyal Customer Base

We have attracted a large, highly engaged and loyal customer base. Our curated sales and online shopping mall sales formats have been proven by our fast growth as effective ways to encourage and satisfy our customers’ desire to purchase beauty products conveniently. We engage our customers by providing a curated selection of products at attractive prices, coupled with superior customer services. In addition, the unique product offerings and functions on our user-friendly mobile platform further enhance customer engagement and stickiness. We believe our high level of customer engagement and unique shopping experience have enabled us to attain a large and fast growing customer base. Our focus on providing a high quality customer experience has led to strong customer loyalty, increasing repeat purchases and growing willingness of our customers to try new products. The total number of our repeat customers represented approximately 53.8%, 56.3% and 62.0%, respectively, of the total number of our active customers in 2011, 2012 and 2013, and orders placed by our repeat customers accounted for approximately 86.7%, 86.6% and 88.9%, respectively, of our total orders during the same periods. Furthermore, we continuously engage our customers through our large and active online review community where customers can share their reviews and ratings of the products they purchase through us. Many of our customers contribute to our online review community through providing in-depth essay-type product reviews featuring photos.

In addition, we continue to gain higher wallet share from our existing customer base by constantly improving the collection of products offered for sale on our internet platform. For example, we launched our flash sales channel for apparel and other lifestyle products in the fourth quarter of 2011 to address the diverse needs of our customers and were able to successfully identify and monetize cross-selling opportunities. We believe we have successfully expanded our product offerings and categories.

OUR STRATEGIES

Our goal is to become the online destination for female consumers and trendsetter for fashion and beauty. We intend to achieve our goal by pursuing the following growth strategies:

Extend Our Product Offerings

We plan to take various initiatives, such as developing exclusive beauty products and exploring complementary product categories, to extend our product offerings, which will help us attract additional customers, enhance the shopping experience of our existing customer base, encourage repeat purchases and increase customer engagement and loyalty.

Exclusive Beauty Products. We intend to enter into more exclusivity arrangements with popular beauty product suppliers and continue to grow our private label business. With our leadership position and growing market share, we believe that both established and emerging brands will increasingly rely on us as a major channel to access and expand in the Chinese market. We will utilize our strong merchandising expertise and deep understanding of customers’ needs and preferences to select more suppliers to enter into exclusive arrangements with, which will further enrich and differentiate our product offerings from those of our competitors. We will seek to strengthen and increase our business relationships with popular brands for the sale of selected SKUs and sets of beauty products exclusively on our internet platform and with global brands to gain exclusive distribution rights for the sale of their products in China.

Category Expansion in Complementary Products. We have a high percentage of repeat customers who come to us frequently seeking product recommendations. Therefore we are able to identify and cross-sell other categories of products that are suitable to our loyal customers, as evidenced by the success of the sale of our apparel and other lifestyle products on our internet platform through flash sales. We plan to expand the range of product offerings to fulfill the diverse needs of our existing and potential customers. We believe this will increase our cross selling capabilities in order to further encourage customers’ spending on our internet platform.

Strengthen Our Mobile Platform

We believe mobile internet is the future for online retail business and is highly conducive to the sale of beauty products. We plan to convert existing website users to become users of our mobile platform, attract new customers to our mobile platform and further increase sales generated from our mobile platform. We plan to customize text messages and mobile push notifications of sales events through our mobile platform to increase user engagement and repeat purchases. We also intend to grow our mobile platform through organic growth, as well as selected strategic alliances with and potential strategic acquisitions of businesses that are complementary to ours.

Improve Customer Experience and Enhance Customer Loyalty

We are dedicated to improving customer experience and enhancing customer loyalty. We intend to increase our fulfillment speed, improve the packaging of our products and offer more customized services, including enhanced product recommendations, to our users. In addition, we intend to continue using social media platforms to engage with our customers and to receive real-time feedback on our product and services. We plan to further refine our internet platform by building better consumer interface and mobile applications. For our elite status members, we intend to offer more membership benefits, such as exclusive discounts and member events.

To further enhance customer experience and strengthen our brand image and presence, we plan to engage in more offline interaction with our users, including the opening of physical stores in selected regions in China. We opened our first physical store in Beijing in December 2013. By establishing additional physical stores, we can showcase our high product quality, professional knowledge in beauty and skincare as well as superior customer services, which we believe will foster trust and loyalty among our new and existing customers and enhance our online sales. We will also continue to interact with customers through creative personal touches in our order packages, which we believe further enhances the overall shopping experience and increases customer engagement.

Increase Our Brand Recognition

We have built our brand awareness through word-of-mouth referrals and creative and cost-effective marketing campaigns. To make Jumei a household name for beauty products in China, we will further increase the awareness and recognition of our Jumei brand through continuing innovation, cost-effective and expanded marketing and promotion initiatives nationwide, as well as opening additional physical stores in select regions in China. We also plan to continue to work with trusted suppliers and the Authentic Beauty Products Alliance to offer more authenticated products. In addition, we intend to develop in-house product testing capabilities for routine and random sampling of beauty products to ensure their quality and authenticity.

Extend Our Operational Capabilities

We will continue to extend our operational capabilities to support our long-term growth. We also intend to upgrade our existing logistics centers in order to more efficiently manage inventories and product delivery and establish additional logistics centers in strategic locations across China to improve our nationwide fulfillment capabilities. We will strengthen our collaborations with local delivery companies and establish our in-house delivery team to further improve the speed of last mile product delivery. We will continue to enhance and improve the responsiveness, functionality and features of our jumei.com website and our mobile platform through continuous investment in our IT infrastructure. We plan to adopt rigorous data analytics and develop proprietary technology to better understand our customers’ browsing and shopping patterns and personal preferences and then target our sales events to them with the goal of maximizing relevance, engagement, sales and repeat purchases. In addition, we plan to improve our management information system to allow accurate and timely monitoring of our product sales and inventory levels.

Pursue Strategic Alliances, Investments and Acquisition Opportunities

In addition to growing our business through internal initiatives, we may pursue strategic alliances, investments and potential acquisitions that are complementary to our business and operations, including opportunities that can help us promote our brand to new customers, expand our product offerings, improve our technology and enhance our mobile applications and platform. For example, we are exploring with Dickson Concepts (International), a renowned luxury goods retailer, ways to enrich our product portfolio, strengthen online curation and personalization, and better integrate our customers’ online and offline shopping experience.

OUR SALES FORMATS

We currently utilize three sales formats: curated sales, online shopping mall and flash sales. We have adopted a curated sales model to sell branded beauty products on our internet platform. Supplementing our curated sales, we also sell a wider selection of branded beauty products in our online shopping mall to enhance customer stickiness. We offer apparel and other lifestyle products that are sold by third-party merchants to satisfy our customers’ growing needs and enhance their shopping experience.

Sales of Beauty Products

We have adopted two complementary sales formats on our internet platform for beauty products: curated sales and online shopping mall, pursuant to which we either sell beauty products directly to customers as a principal or act as a service provider for third-party merchants who sell beauty products on our internet platform. We provide our customers with the same shopping experience regardless of whether the beauty products are sold by us or by third-party merchants.

Curated sales. We believe the curated sales format embraces value, quality and convenience for our customers and enhances our trendsetting image. We curate and recommend a carefully selected collection of branded beauty products for a limited period of time at attractive prices. We carefully select popular beauty products that primarily appeal to females in China. We select and update over 100 SKUs for curated sales every day and each SKU is generally on sale for one to three days.

Online Shopping Mall. In addition to curated sales, we offer a wider selection of branded beauty products through our online shopping mall on a long-term basis and at attractive prices to enhance customer stickiness. Our shopping mall allows customers to browse products based on category, functionality, brand, price and whether they are sold exclusively by us. We collaborate with an extensive range of international and domestic suppliers and third-party merchants, who offer diversified and branded beauty products. Our online shopping mall offered over 800 SKUs in 2011, 4,600 SKUs in 2012 and 10,200 SKUs in 2013.

Sales of Apparel and Other Lifestyle Products

In addition to beauty products, we offer apparel and other lifestyle products sold by third-party merchants to meet our customers’ growing needs and enhance their shopping experience with more choices.

Flash Sales. Launched in December 2012, our flash sales format features virtual stores of selected third-party merchants, offering apparel and accessories, footwear, handbags and luggage, baby, children and maternity products, as well as home goods and other lifestyle products at deep discounts. Products offered through our flash sales format are directly sold and fulfilled by third-party merchants. By offering products through our flash sales format, we help third party merchants reach their target customers and increase awareness of their brands. Unlike curated sales format, which focuses on SKUs, our flash sales focus on brands. We host sales events for brands via our flash sales format that normally last for five days and we select the brands for each sales event based on our understanding of customer preferences and needs. During each sales event, the third party merchants introduce and offer an extensive range of products at deep discounts. We hosted over 9,100 sales events in 2013.

The following table summarizes the key features of our three sales formats:

	Curated Sales	Online Shopping Mall	Flash Sales
Products	Branded beauty products	Branded beauty products	Branded apparel and other lifestyle products

Duration	Usually one to three days	Long-term offerings	Usually five days

Breadth of Offering	Selected, focusing on SKUs	Wide	Selected, focusing on brands

Pricing	Attractive price	Attractive price	Deep discount

Our Role	• Select, curate and recommend a carefully selected collection of SKUs each day • Act mainly as principal; sometimes as service provider for third-party merchants	• Merchandize a wider selection of products • Act mainly as principal; sometimes as service provider for third-party merchants	• Select brands • Act as service provider for third-party merchants

PRODUCT OFFERINGS

Product Categories

We offer high quality and affordable beauty products. Since our inception, we have sold over 30,000 SKUs of beauty products, and we currently have over 10,000 SKUs of such products available on our internet platform. The following table illustrates the categories of beauty products we sell:

Product category	Product description
Cosmetics	Foundation, powder, concealer, makeup remover, eye liner, eye shadow, brow powder, brow pencil, mascara, lip gloss, lipstick and nail polish
Skin care	Facial cleanser, whitening products, sun block, moisturizer, facial mask, eye mask, eye gel, exfoliating scrub, lotion, cream pore cleanser, lip care and toner
Cosmetic applicators	Brush, puff, curler, hair iron and shaver
Fragrance	Perfume and cologne for women and men
Body care	Shampoo, conditioner and body wash
For men	Facial wash, firming lotion, astringent and moisturizer
For baby and children	Lip balm, lotion, shampoo, soap, essence oil, formula milk and diapers

We supplement our product offerings with apparel and other lifestyle products through flash sales format as illustrated by the following table:

Product category	Product description
Womenswear	Women’s apparel, featuring a variety of apparel for different age groups, including casual wear, jeans, dresses, outerwear and swimsuits
Footwear	Shoes for women and men designed in a variety of styles, for both casual and formal occasions
Lingerie	Underwear, stockings and pajamas
Handbags and luggage	Purses, satchels, backpacks, duffel bags and luggage
Baby, children and maternity	Apparel, gear and accessories, furnishings and decor, toys and games for boys, girls, infants and toddlers of all age groups and maternity clothes
Menswear	Men’s apparel in various styles for different age groups, including casual and smart-casual T-shirts, polo shirts, jackets, pants and underwear
Sportswear and sporting goods	Sports apparel, and sports gear and footwear for tennis, badminton, soccer and swimming
Accessories	Fashion accessories in a variety of styles and materials, including belts, jewelry, watches and glasses complementing apparel for all seasons and types of customers
Home goods and other lifestyle products	Home goods with an extensive selection of home furnishings, including bedding and bath products, home decor, dining and tabletop items, and small household appliances
Luxury goods	Internationally-known premium designer apparel, footwear, handbags and accessories
Miscellaneous	Snacks and health supplements

Exclusive Products

To enhance the attractiveness of our product offerings, we enter into exclusive arrangements from time to time with manufacturers and other suppliers to offer exclusive products, including products under our private label brands, on our internet platform. Our exclusive products primarily consist of beauty products. In addition, through exclusive arrangements with suppliers, we are able to offer selected SKUs and sets of beauty products under popular brands exclusively on our internet platform. Examples of such exclusive arrangements include, among others, selected SKUs and sets of beauty products under the Sengansenka brand of Shiseido, KOSE China, and multiple brands of the Amorepacific Group, such as LANEIGE. We do not substantially depend on any of our exclusive products suppliers. We also have exclusive distribution rights for the sale of beauty products under global brands seeking to enter into the Chinese market.

Our exclusive products have proven to be highly popular among our customers. For example, our Hippo Family brand of face masks has constantly ranked as one of the most popular curated sales products on our internet platform since its debut.

CUSTOMERS

Our large, engaged and loyal customer base is the key to our success. The majority of our active customers are females. We believe female customers will gradually increase their spending on beauty products as their age and income increase. The loyalty of our customer base is demonstrated by the repeat purchase rates and growing willingness of our customers to try new products on our internet platform. The numbers of our active customers were approximately 1.3 million in 2011, 4.8 million in 2012 and 10.5 million in 2013, among which approximately 53.8%, 56.3% and 62.0%, respectively, were repeat customers. Orders placed by our repeat customers accounted for approximately 86.7%, 86.6% and 88.9%, respectively, of our total orders during the same periods. Our ability to attract and retain customers has contributed significantly to our revenue growth.

MARKETING

We believe that the most efficient form of marketing for our business is to continuously roll out creative and cost-efficient marketing campaigns to establish our brand image as the trendsetter for beauty and stylish living. These marketing campaigns promote word-of-mouth referrals and enhance repeat customer visits to our internet platform. As a result, we have been able to build a large, engaged and loyal customer base with relatively low customer acquisition cost. Our cost-effective marketing campaigns have allowed us to have relatively low marketing expenses.

For example, in February 2013, we launched an in-house produced Jumei brand video titled “I endorse myself,” which featured TV and online advertisements in the form of tastefully cinematographed micro-films starring our senior executive officers. We crafted our campaign slogans to echo with the sentiments of the post-1980s generation of young Chinese and inspired them to endorse their own lifestyles. Our “I endorse myself” marketing campaign soon developed into a viral internet meme as our brand video was adopted and reproduced by Chinese internet users to express themselves. As a result, this marketing campaign has helped us to amplify our brand image as the trendsetter of beauty and stylish living.

As part of our viral marketing strategy, we offer various incentives to our existing customers in order to increase their spending and loyalty. Our customers can earn cash coupons for eligible purchases and gain elite membership status, which offers enhanced benefits such as larger cash coupon rewards, exclusive products and free samples. We offer gifts and lucky draw promotions on our internet platform. Our customers can also earn cash coupons for successful referrals of new members and customers. In addition, we encourage our customers to share their shopping experiences with us through social media and networking websites in China.

We conduct online advertising via search engines, portals, advertising networks, video sharing websites, and social networking and microblogging sites. Our collaboration with search engines is mainly through paid search, whereby we purchase key words and brand-link products. With the help of online advertising networks, we can run our advertisements through a variety of online media. We also upload our promotional videos to popular video sharing websites in China and conduct offline advertising by placing television commercials. We plan to continue to enhance such online and offline advertising efforts as we continue to grow our business.

OUR INTERNET PLATFORM

Our jumei.com website

Our jumei.com website is the most visited online beauty products website in China, based on the number of daily unique visitors in 2013, according to the Frost & Sullivan report. Integrating convenience, aesthetics and functionality, our website aims to actively drive consumer spending by strategically featuring a carefully selected catalog of popular items. We focus on creating a superior online shopping experience for our customers whereby they are aided by detailed product descriptions, thoughtful peer reviews and multi-angle picture illustrations in making purchase decisions. Our website interface is fully integrated with our warehouse management system, enabling us to track order and delivery status on a real-time basis.

Our website design offers several user-friendly features that enhance customer experience and convenience:

•	Browsing. Our jumei.com home page arranges our product offerings into three segments, namely separate webpages for curated sales of beauty products, store fronts of beauty products by brands in our online shopping mall, and flash sales of apparel and other lifestyle products. We provide customers with detailed product information, including product specifications, user guides, photographs, peer reviews and ratings.

•	Sales Functionalities. We create a thrilling and enjoyable shopping experience for our customers by allowing them to view the popularity of each product and see other users who are viewing the products, and by featuring countdown clocks and “Almost Sold-out” banners next to products on our curated sales webpages. Our customers can conveniently share their shopping experiences with us on various social media and networking websites through links prominently set out on the same interface.

•

Product Reviews. To help customers make informed purchasing decisions, we devote a large part of our website to display recent purchase records for each beauty product to highlight the item’s popularity and encourage previous purchasers to share their feedback. Our product description and reviews feature detailed statistical analysis and visual aids, including, for example, customer purchase distribution by age group, skin type and zodiac sign. We also provide tools that allow customers to identify suitable products based on their skin type and age group. We have established a large and active online review community. As of December 31, 2013, there were approximately 797,000 product reviews and approximately 23.7 million short customer comments on our website. We only allow customers who have made purchases to post reviews on the relevant products, and we incentivize customers by offering them rewards for posting reviews. Our website allows users to follow other customers who have posted reviews and to receive feeds on the purchase history of such customers. We believe these product reviews and functions provide valuable information to our potential and existing customers, create positive customer experience, and as a result, promote repeat visits and purchases.

•	Personalized Services. We offer personalized services to our customers via our account management system by allowing them to customize their payment and delivery preferences. Customers can link their Jumei accounts with other popular social networks and payment platforms in China. To facilitate the ease of the checkout process for our repeat customers, our database keeps track of their preferred delivery address, shipping method and payment option based on information they previously provided. We allow users to subscribe to future curated sales notices via text messages, emails and mobile push notifications. We believe all these features improve the shopping experience of our customers and deepen their loyalty.

Our Mobile Platform

We believe consumers of beauty products will increasingly shop online through mobile internet. Therefore, we have invested substantial resources to build a mobile platform dedicated to providing a superior mobile shopping experience. Sales through our mobile platform have grown significantly since its launch in May 2012. Approximately 38.4% of our GMV was generated from our mobile platform in the fourth quarter of 2013, up from 10.8% of GMV in the fourth quarter of 2012. In the first quarter of 2014, we generated approximately 49% of GMV from our mobile platform.

Our Android- and iOS-based mobile applications allow customers to quickly and efficiently view, discover, select and purchase our products offered at our sales events. The layout of products offered on our mobile applications is intuitive and easy to use. Customers can browse our recommended product selections, in particular our curated sales which are immediately accessible as soon as our mobile applications are activated on their mobile devices, and make quick purchases at any time and regardless of their locations. In addition, customers can conveniently browse and search for products based on brand, category, product functionality, and can sort product listings by popularity, price and discount level. Users may also subscribe to future curated sales notifications sent by our mobile applications.

The unique product offerings and functions on our mobile platform further enhance mobile user experience and engagement. We have also launched some of our sales events a few hours earlier on mobile applications to further boost traffic and purchases on our mobile platform. Some selected products and sales events are offered exclusively on our mobile applications to increase their popularity. In addition, we are in collaboration with telecommunication service providers by offering free data usage to customers shopping on our mobile applications. We offer selected products exclusively on our mobile applications to increase their popularity. We also seek to provide customers with a customized shopping experience through analyzing and understanding their transaction histories and browsing patterns on our mobile application and develop targeted sales events to increase customer stickiness and enhance cross-selling opportunities. A direct dial feature on our mobile platform allows users to call our customer service with a single click. We periodically send product promotional information to our mobile application users through text messages and mobile push notifications. We also continuously work on developing additional features to better utilize mobile device functionalities to enhance user experience.

Our Physical Store

To complement our internet platform, we opened our first physical store in Beijing in December 2013, which showcases our high quality products, professional knowledge in beauty and skincare as well as superior customer services. After our customers have sampled our products, they are encouraged and guided to make purchases on our website through the tablets in our store or on our mobile applications through their mobile devices with the assistance of free wi-fi provided in our store. Our customers can also directly purchase beauty products sold at our physical store. However, we do not offer any discount on products sold directly offline, so as to encourage our customers to make purchases on our website. We plan to open additional physical stores to establish our presence in major cities in China, to build greater trust with our customers and to further broaden our brand awareness.

OUR SUPPLIERS AND THIRD-PARTY MERCHANTS

Since our inception, we have attracted a broad group of suppliers for beauty products and third-party merchants for beauty, apparel and other lifestyle products. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and exclusive product suppliers. In 2011, 2012 and 2013, we worked with approximately 500, 700 and 1,700 suppliers and third-party merchants, respectively. We believe our reputation as a brand incubator and our ability to assist suppliers and third-party merchants in effectively selling their inventory and fulfilling their demand for marketing will help us attract new suppliers and third-party merchants and build stronger ties with our existing ones.

Supplier and third-party merchant selection. We have implemented a strict and systematic selection process for suppliers and third-party merchants. Our merchandizing team is responsible for identifying potential suppliers and third-party merchants globally based on our selection guidelines. Our key supplier and third-party merchant selection criteria include size, reputation, sales records in offline and online channels and product offerings. We generally choose to work with reputable suppliers and third-party merchants with good track records and high quality product offerings. Once a potential supplier or third-party merchant is identified, we conduct due diligence reviews on its qualifications based on our selection criteria. For our exclusive products, we typically identify suppliers from trade shows and on-site visits based on our selection criteria, including the relevant qualifications and governmental permits. We also conduct detailed factory auditing on the supplier’s manufacturing capability and production process to control product quality.

Supply arrangements. We generally enter into framework supply agreements with suppliers and third-party merchants annually based on our standard form. We constantly communicate with our suppliers and third-party merchants to keep them informed of any changes to the inventory levels of their products in order for them to timely respond to our sales demands. Before hosting a major sales event, we provide advance notice to our suppliers and third-party merchants so that they can prepare ample stock to meet potential surge in demand and increased purchases.

Product selection. Our merchandizing team members possess insightful knowledge and understanding of existing and potential customers’ needs and preferences. Before selecting each product, we consider and analyze historical sales data, fashion trends, seasonality and customer feedbacks to project how many items of a particular product we should offer for curated sales, in our online shopping mall or for flash sales. To maximize the outcome of our curated sales, we carefully plan our product mix to achieve a balanced and complementary product offering across different beauty product categories.

Quality control. In addition to our product selection process, we believe we have one of the most stringent quality assurance and control procedures in the e-commerce industry for products delivered through our logistics network. In July 2013, the Authentic Beauty Products Alliance, or the Alliance, an online organization that aims to call on the whole beauty product industry to commit to authentication and provide only authentic products to consumers, was launched. We were one of the founding organizers of the Alliance, whose organizers also include

China Quality Long March ( ), one of the most influential nationwide not-for-profit organizations focusing on product quality in China. The Alliance invites our beauty product suppliers to become members, whereby they agree to place stickers containing unique authentication pin numbers on their products sold through us. Customers may then peel the sticker to reveal authentication pin numbers and validate the product authenticity through the Alliance website or websites of the participating brands. The Alliance had 71 members as of December 31, 2013. A significant portion of our beauty products are sold with verifiable authentication pin numbers.

In addition to the Alliance, we are currently in collaboration with a leading institution in China to conduct periodic laboratory tests on randomly selected samples of beauty products provided by our suppliers and third-party merchants. The tests are designed to analyze the chemical composition of sample beauty products to ensure their authenticity. We intend for such testing to be conducted on a weekly basis on a randomly selected set of beauty products from different suppliers or third-party merchants. Any non-compliant products identified will subject the supplier or third-party merchant to fines of up to five times the value of the merchandise as well as permanent termination of business relationship with such supplier or third-party merchant. We believe we are one of the first companies in the beauty industry to implement such testing procedures in order to commit to the high quality standards of beauty product offerings sold through our internet platform.

Furthermore, we diligently examine the product sourcing channel and qualification of our suppliers, carefully inspect all beauty products delivered to our logistics centers, and reject or return products that do not meet our quality standards or the purchase order specifications. We also reject any products with broken or otherwise compromised packaging. In addition, we inspect all products before shipment from our logistics centers to our customers and conduct random periodic quality checks on our inventory. For non-compliant products, we immediately take them off from our internet platform. Furthermore, we typically require suppliers and third-party merchants to pay deposits or provide advance payment guarantees. For apparel and other lifestyle products that are not processed by our logistics centers, we carefully scrutinize the product sourcing channels of third-party merchants and impose penalties, typically in amounts equal to several times the value of the relevant products, for any quality non-compliance that we discover through customer feedback.

Inventory management. We generally do not pay in advance for the beauty products that we purchase from our suppliers for curated sales or for our online shopping mall. Most of our suppliers of beauty products grant us a credit term of 30 days. For selected suppliers, we only have to settle payment after such products are sold to our customers.

Brand Success Story

The following examples illustrate how emerging beauty product brands have benefited from our internet platform:

On December 12, 2012, the first Hippo Family product debuted on our internet platform. Within 16 hours of its launch, we sold approximately 6,300 units of the Hippo Family face mask with minimal marketing cost. To further boost the popularity of the Hippo Family brand, we embedded various Hippo Family products into our promotional micro-films. Since the first season of the micro-films hit video-sharing websites in June 2013, sales revenues of the Hippo Family brand quadrupled to approximately RMB10 million (US$1.7 million) on a quarterly basis.

When Brand A, a Chinese skincare products brand, first appeared on our internet platform in 2011, its annual online sales revenues were relatively small. Since 2011, we have been working closely with Brand A to enhance its brand image. After more than two years of cooperation, the total annual online sales of Brand A quadrupled to over RMB200 million (US$33.0 million) in 2013, among which the sales through our internet platform were over RMB100 million (US$16.5 million).

PAYMENT AND FULFILLMENT

Payment

We provide our customers with a number of payment options including cash on delivery (for selected cities), bank transfers, online payments with credit cards and debit cards issued by major banks in China, and payment through major third-party online payment platforms, such as alipay.com and tenpay.com.

As part of our marketing efforts, we distribute cash coupons that can be used to deduct from the purchase price of our beauty products. Furthermore, our customers can use the account balances on Jumei accumulated from prior product refunds to make future purchases.

Fulfillment

We have established a logistics and delivery network with nationwide coverage. We have adopted a flexible logistics model supported by our robust and advanced warehouse management system. We use a mix of third-party nationwide and regional delivery companies to ensure reliable and timely delivery.

Logistics Network and Warehouse Management System. Our logistics network consists of regional logistics centers strategically located in Beijing and Shenyang in Northern China, Chengdu in Western China, Guangzhou in Southern China and Kunshan in Eastern China.

Our warehouse management system enables us to closely monitor each step of the fulfillment process from the time a purchase order is confirmed and the product stocked in our logistics centers, up to when the product is packaged and picked up by delivery service providers for delivery to a customer. Shipments from suppliers first arrive at one of our regional logistics centers, depending on demand from each logistics center. At each logistics center, inventory is bar-coded and tracked through our management information system, allowing real-time monitoring of inventory levels across our logistics network and item tracking at each logistics center. We repackage all products to our standardized boxes for optimized storage and sourcing in our logistics centers. Our warehouse management system is specifically designed to support the frequent curated sales events on our internet platform and a large volume of inventory turnover. Our logistics centers fulfilled approximately 4.5 million, 15.6 million and 30.3 million orders in 2011, 2012 and 2013, respectively. We closely monitor the speed and service quality of the third-party merchants through customer surveys and feedbacks from our customers to ensure customer satisfaction.

Delivery Services

We deliver orders placed on our internet platform to all areas in China through reputable third-party delivery companies with nationwide coverage, and regional delivery companies. For delivery to remote regions of China, we use China Post.

We leverage our large-scale operations and reputation to obtain favorable contractual terms from third-party delivery companies. To reduce the risk of reliance on any single delivery company, we typically contract with two or more regional delivery companies in each major city. We regularly monitor and review the delivery companies’ performance and their compliance with our contractual terms. For our cash on delivery payment option, we typically require the delivery companies to pay deposits or provide payment guarantees before providing services to us. We typically negotiate and enter into logistics agreements on an annual basis.

CUSTOMER SERVICE

We believe our emphasis on customer service enhances our brand image and customer loyalty. Our around-the-clock customer service center provides real-time assistance to our customers. Customers can access our sales and after-sales service hotlines and online representatives 24 hours a day, 7 days a week.

Our customer service center, located in Beijing, had 547 customer service representatives as of December 31, 2013. We train our customer service representatives to answer customer inquiries and proactively educate potential customers about our products and promptly resolve customer complaints. Each representative is required to complete mandatory training, conducted by experienced managers on product knowledge, complaint handling and communication skills.

We believe we have one of the most customer-friendly return policies in the online beauty products retail market in China. For beauty products, we and our third-party merchants generally offer a 30-day product return policy, even if the products have been used or are no longer in their original packaging or original condition. For our apparel and other lifestyle products, our third-party merchants offer a seven-day product return policy, as long as the products are unwashed, undamaged, in their original condition and can be resold. Customers in cities where the payment option of cash on delivery is available can open the packaging and inspect the products ordered upon delivery and refuse acceptance should they be dissatisfied.

Once a customer submits a return application request online, our customer service representatives will review and process the request or contact the customer by e-mail or by phone if there are any questions relating to the request. Upon receipt of the returned product, we credit the customer’s Jumei member or payment account with the purchase price. We fully cover the return shipment costs for our beauty products and provide a shipping allowance of up to RMB10 for return shipments of apparel and other lifestyle products. We believe our hassle-free return policies help build customer trust and increase customer loyalty.

TECHNOLOGY

Our technology systems are designed to enhance efficiency and scalability, and play an important role in the success of our business. We rely on a combination of internally developed proprietary technologies and commercially available licensed technologies to improve our website and management systems in order to optimize every aspect of our operations for the benefit of our customers, suppliers and third-party merchants.

We have adopted a service-oriented architecture supported by data processing technologies which consists of front-end, mid-end and back-end modules. Our network infrastructure is built upon self-owned servers located in data centers operated by third-party internet data center providers. We are implementing enhanced cloud architecture and infrastructure for our core data processing system to augment our existing virtual private network as we continue to expand our operations, enabling us to achieve significant internal efficiency through a virtual and centralized network platform.

Our front-end modules facilitate the online shopping processes of our customers. Our front-end modules are supported by our content distribution network, dynamic and distributed cluster and a core database, providing our customers with quicker access to the product display they are interested in, and facilitating faster processing of their purchases. We have designed our systems to cope with our maximum peak concurrent visitors at all times. As a result of such foresight, we are able to provide our customers constantly smooth online shopping experience. Our mid-end modules support our daily administrative and business operations and our back-end modules support our supply chain and greatly enhance the efficiency of our operations.

Our business intelligence systems enable us to effectively gather, analyze and make use of internally-generated customer behavior and transaction data. We regularly use this information in planning our marketing initiatives for upcoming curated sales and merchandizing for our online shopping mall. Our business intelligence system is built with the proprietary cloud computing infrastructure, providing decision-making intelligence such as dashboard operation, operational analysis, market analysis, sales forecasts and products such as anti-fraud filters, precision marketing, and other application-oriented intelligent products that facilitate data-driven decision-making and increase our product sales.

We have developed most of the key business modules in-house. We also license software from reputable third-party providers, and work closely with these third-party providers to customize the software for our operations. We have implemented a number of measures to prevent data failure and loss. We have developed a disaster tolerant system for our key business modules which includes real-time data mirroring, real-time data back-up and redundancy and load balancing.

We believe our module-based systems are highly scalable, which enable us to quickly expand system capacity and add new features and functionality to our systems in response to our business needs and evolving customers’ demands without affecting the operation of existing modules. In addition, we have also adopted rigorous security policies and measures to protect our proprietary data and customer information.

INTELLECTUAL PROPERTY

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers, third-party merchants and others to protect our proprietary rights. As of December 31, 2013, we owned 165 registered trademarks, copyrights to 12 software programs developed by us relating to various aspects of our operations, and 10 registered domain names, including jumei.com.

COMPETITION

The retail market of beauty products in China is fragmented and highly competitive. We face competition from traditional beauty products retailers, such as Watsons and Sephora, and online beauty products retailers, such as Lefeng, as well as e-commerce platform companies, such as Alibaba Group, which operates Taobao.com and Tmall.com, Amazon China which operates Amazon.cn, JD.com, Inc., which operates JD.com, and E-Commerce China Dangdang Inc., which operates Dangdang.com.

We believe we compete primarily on the basis of our ability to identify beauty products in demand among consumers and source these products on favorable terms from suppliers and third-party merchants; our ability to ensure the authenticity and quality of our products; our ability to acquire new customers at relative low cost and provide superior customer service; our internet platform features; our customer service and fulfillment capabilities; and our reputation among consumers, suppliers and third-party merchants.

We believe our leading market position enables us to compete effectively against our competitors. However, some of our current and potential competitors may have longer operating histories, larger customer bases, better brand recognition, stronger platform management and fulfillment capabilities and greater financial, technical and marketing resources than we do. See “Risk Factors—Risks Related to Our Business—We face intense competition, and if we fail to compete effectively, we may lose market share and customers.”

EMPLOYEES

As of December 31, 2013, we had 876 full-time employees, compared with 205 and 596 employees as of December 31, 2011 and 2012, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2013:

Function	Number of Employees
Products	205
Business development	146
Administration and management	137
Technology support	157
Logistics and delivery	136
Customer service	55
Marketing	40

Total	876

In addition to our full-time employees, we used 1,587 contract workers dispatched to us by staffing agencies as of December 31, 2013. These contract workers are primarily responsible for customer service, logistics and delivery services.

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. To date, we have not experienced any significant labor disputes.

FACILITIES

We are headquartered in Beijing and have leased an aggregate of approximately 45,300 square meters of office, physical store, customer service center and logistics center space in Beijing. As of the date of this prospectus, we also have an aggregate of approximately 51,300 square meters in office and logistics center space in Chengdu, Guangzhou, Kunshan, Shenyang and Tianjin. We lease most of our premises under operating lease agreements from independent third parties. A summary of our leased properties as of the date of this prospectus is shown below:

Location	Space (in thousands of square meters)	Use	Lease Term (years)
Beijing	45.3	Office space, physical store, customer service center and logistics center	One to five
Chengdu	9.3	Office and logistics center	One to three
Guangzhou	12.1	Logistics center	One to three
Kunshan	19.1	Logistics center	Three
Shenyang	10.8	Logistics center	Three
Tianjin	0.0	Office	One

We typically enter into leasing agreements that are renewable every one to three years. We believe our existing facilities are sufficient for our near term needs.

INSURANCE

We maintain certain insurance policies to safeguard against risks and unexpected events. We have purchased property insurance covering our inventory in our logistics centers and certain fixed assets such as equipment, furniture and office facilities. We also purchase cargo transportation insurance from time to time to cover our beauty products in transit.

LEGAL PROCEEDINGS

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party license or other rights, breach of contract, labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition, cashflow or results of operations.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Foreign Investment

Industry Catalog Relating to Foreign Investment. Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

Establishment of wholly foreign-owned enterprises is generally permitted in encouraged industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. For example, pursuant to the latest Catalog that was amended in 2011 and became effective in January 2012, the online sale of commodities is in the restricted category and the establishment of foreign-invested enterprises (including wholly foreign-owned enterprises) is subject to certain higher-level approvals; and the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50%.

Currently, the business scope of each of our wholly-owned subsidiaries in the PRC, Beijing Jumei, Shanghai Paddy, Chengdu Jumei, Tianjin Cycil, Tianjin Qianmei and Tianjin Venus contains the business of development of computer software and technology, which falls in the encouraged category under the Catalog. The business scope of each of Shanghai Paddy and Tianjin Qianmei contains the business of online sales, which falls in the restricted category and which can be conducted by wholly foreign-owned enterprises subject to approvals from the competent government authorities. Shanghai Paddy and Tianjin Qianmei have received approvals from the competent commerce authorities for operation of their online sales business. The other businesses listed in the business scope of each of our wholly-owned enterprises are not listed in the Catalog and thus fall in the permitted category for foreign investment under PRC law.

Foreign Investment in the Commercial Sector. According to the Administrative Measures on Foreign Investment in the Commercial Sector issued by the Ministry of Commerce in April 2004, or the Commercial Sector Measures, a foreign investor is permitted to engage in the commercial sector, which is defined in the measures to include wholesale, retail, commission agency and franchising, by setting up commercial enterprises in accordance with the procedures and guidelines provided in the Commercial Sector Measures. To further simplify the approval procedure for foreign investment in the commercial sector, on several occasions in 2005, 2008 and 2010, the Ministry of Commerce delegated its approval authority to its provincial counterparts and authorized them to examine and approve certain applications. Currently, the provincial counterparts of the Ministry of Commerce have the authority to approve applications for setting up foreign-invested enterprises solely engaging in sale of goods through the internet, among others. Currently, each of our PRC subsidiaries engaging in online distribution of cosmetics and other general merchandise has obtained approval from the relevant authorities for this business.

Foreign Investment in Value-Added Telecommunications Businesses. The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the PRC State Council in December 2001 and subsequently amended in September 2008 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry.

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as an ICP License, is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its ICP License, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If an ICP License holder fails to comply with the above requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against the license holder, including revoking its ICP license.

To comply with the PRC regulations discussed above, we operate our website and value-added telecommunications services through Reemake Media, our PRC consolidated variable interest entity, which holds the ICP License. Reemake Media, the operator of our website, also owns the relevant domain names and trademarks used in our value-added telecommunications businesses.

Licenses and Permits

We are required to hold a variety of licenses and permits in connection with various aspects of our business, including the following:

ICP License. The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts. In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. According to these measures, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. When the ICP service involves areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to applying for the ICP License from the MIIT or its provincial level counterpart. In March 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Reemake Media, as our ICP operator, holds an ICP License issued by the Beijing Telecommunications Administration. See “Risk Factors—Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with PRC law and regulation may have a material and adverse impact on our business, financial condition and results of operations.”

Food Distribution Permit. China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Distribution Permits issued by the State Administration of Industry and Commerce, in July 2009, an enterprise needs to obtain a Food Distribution Permit from a local branch of the State Administration of Industry and Commerce to engage in the food distribution business. Furthermore, if enterprises engage in the distribution of nutritional supplements, a Hygiene Permit for Nutritional Supplements is required pursuant to Nutritional Supplements Regulations promulgated by Ministry of Health of the PRC, whose authority to supervise cosmetic products was taken over by the State Food and Drug Administration in 2008. We sell food and nutritional supplements through our website. Reemake Media, our consolidated variable interest entity, has obtained a Food Distribution Permit and a Hygiene Permit for Nutritional Supplements.

Regulation Relating to Distribution of Cosmetics

China has established a regulatory system concerning the production and sale of cosmetics according to the Hygiene Supervision over Cosmetics and its implementation rules and other applicable rules. Cosmetic producers in the PRC need to obtain various licenses and permits or make filings for their production of cosmetics, including: (i) a Cosmetics Hygiene Permit issued by the State Food and Drug Administration or its local counterparts, (ii) a Production License issued by the General Administration of Quality Supervision, Inspection and Quarantine or its local counterparts, (iii) a Special Cosmetics Approval Certificate issued by the State Food and Drug Administration or its local counterparts for production of cosmetics for special uses such as hair nourishment, hair-dye, hair perm, hair removal, breast massage, deodorant, freckle fading and anti-sunburn, and (iv) a Non-special Cosmetics Filing made with the local counterparts of the State Food and Drug Administration for production of cosmetics for non-special uses. For imported cosmetics, pursuant to the Hygiene Supervision over Cosmetics and its implementation rules, producers of overseas cosmetics shall directly or through its designate entity apply for the License or Filing for the First Import of Cosmetics before such cosmetics are imported into the PRC. According to the Measures for the Inspection, Quarantine, Supervision and Administration of Imported and Exported Cosmetics and the Laws of Customs, the import of cosmetics is also subject to the inspection and quarantine procedure required by the Entry & Exit Inspection and Quarantine Bureau or its local counterparts and customs clearance procedure by the General Administration of Customs or its local counterparts, and the importer shall pay import tariffs, value-added tax and excise duty for the import of cosmetics according to the relevant tariffs and tax rules.

As an online distributor of cosmetics, we source the cosmetics from the producers or suppliers, and we are not required to obtain specific cosmetics-related permits, certificates or make filings for our sale of cosmetics via the internet. However, under the relevant PRC laws, we are obliged to check whether the cosmetics we sold on our internet platform have been issued the requisite permits, certificates or filings in relation to the production or import of such products and whether such products have passed the quality inspection before they are sold. If we sell any cosmetics products without such required permits, certificates or filings, we may be subject to fines, suspension of business, as well as confiscation of products illegally sold and the proceeds from such sales under PRC law. In addition, if any cosmetics sold on our internet platform fail to meet the statutory sanitary standards, we may be subject to fines, confiscation of products illegally sold and the proceeds from such sales, and even criminal liabilities in severe circumstances.

Regulations Relating to E-Commerce, Internet Content and Information Security and Privacy

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating the e-commerce industry. In May 2010, the State Administration of Industry and Commerce adopted the Interim Measures for the Administration of Online Commodities Trading and Relevant Services, which took effective in July 2010. Under these measures, enterprises or other operators which engage in online commodities trading and other services and have been registered with the State Administration of Industry and Commerce or its local branches must make the information stated in their business license available to the public or provide a link to their business license on their website. Online distributors must adopt measures to ensure safe online transactions, protect online shoppers’ rights and prevent the sale of counterfeit goods. Information on products and transactions released by online distributors must be authentic, accurate, complete and sufficient. The above measures were replaced by the Measures for the Administration of Online Commodities Trading issued by the State Administration of Industry and Commerce on January 26, 2014 which became effective on March 15, 2014. These newly issued measures further impose more stringent requirements and obligations on the online trading or service operators. For example, customers are entitled to return goods (except for certain fresh and perishable goods) which are purchased online within seven days upon receipt without reasons. Where the online distributors also act as marketplace platforms that provide service to third-party merchants, the online distributors are obligated to examine the legal status of the third-party merchants and make the information stated in the business licenses of such third-party merchants available to the public or provide a link to their business licenses on the website, as well as make clear distinction between their online direct sales and sales of third-party merchant products on the marketplace platform. We are subject to such rules as a result of our online direct sales and online marketplace business. The Administrative Measures on Internet Information Services specify that internet information services regarding news, publication, education, medical and health care, pharmacy and medical appliances, among others, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP Licenses or filings.

Furthermore, the Administrative Measures on Internet Information Services clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the relevant authorities.

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Administrative Measures on Internet Information Services prohibit ICP service operators from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in 2011, an ICP operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly keep user’s personal information confidential, and in case of any leakage or likely leakage of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy.

Regulation Relating to Product Quality and Consumer Protection

The PRC Product Quality Law applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Consumer Protection Law, as amended on October 25, 2013, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe. Furthermore, The Consumer Protection Law was further amended in October 2013 and became effective on March 15, 2014. The amended Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the internet. The consumers whose interests are harmed due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers. As to legal liabilities of the online marketplace platform provider, the Consumer Protection Law and the Regulations of Several Issues on the Application of Laws in the Trial of Food and Drugs Cases issued by the Supreme People’s Court of the PRC on December 9, 2013 set forth that, where a consumer purchases products (including cosmetics and food) or accepts services via an online trading platform and his or her interests are prejudiced, if the online trading platform provider fails to provide the name, address and valid contact information of the seller, the manufacturer or the service provider, the consumer is entitled to demand compensation from the online trading platform provider. If the online trading platform provider gives an undertaking that is more favorable to consumers, it shall perform such undertaking. Once the online trading platform provider has paid compensation, it shall have a right of recourse against the seller, the manufacturer or the service provider. If an online trading platform provider is aware or ought to have been aware that a seller, manufacturer or service provider is using the online platform to infringe upon the lawful rights and interests of consumers and it fails to take necessary measures, it shall bear joint and several liabilities with the seller, the manufacturer or service provider for such infringement.

The Tort Liability Law of the PRC, which was enacted by the Standing Committee of the National People’s Congress on December 26, 2009, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly liable with the relevant online user for the extended damages.

We are subject to the above laws and regulations as an online distributor of commodities and a marketplace service provider and believe that we are currently in compliance with these regulations in all material aspects.

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks, domain names and copyrights.

Trademark. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of December 31, 2013, we owned 165 registered trademarks in different applicable trademark categories and were in the process of applying to register 92 trademarks in China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB 0.5 million.

Domain Name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, or CNNIC, is responsible for the daily administration of .cn domain names and Chinese domain names. CNNIC adopts the “first to file” principle with respect to the registration of domain names. We have registered a number of domain names including jumei.com.

Copyright. Pursuant to the PRC Copyright Law and its implementation rules, creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through information network. Pursuant to the relevant PRC regulations, rules and interpretations, internet service providers will be jointly liable with the infringer if they (i) participate in, assist in or abet infringing activities committed by any other person through the internet, (ii) are or should be aware of the infringing activities committed by their website users through the internet, or (iii) fail to remove infringing content or take other action to eliminate infringing consequences after receiving a warning with evidence of such infringing activities from the copyright holder. In addition, where an ICP service operator is clearly aware of the infringement of certain content against another’s copyright through the internet, or fails to take measures to remove relevant contents upon receipt of the copyright owner’s notice, and as a result, it damages the public interest, the ICP service operator could be ordered to stop the tortious act and be subject to other administrative penalties such as confiscation of illegal income and fines. To comply with these laws and regulations, we have implemented internal procedures to monitor and review the content we have licensed from content providers before they are released on our website and remove any infringing content promptly after we receive notice of infringement from the legitimate rights holder.

Software Copyrights. The Administrative Measures on Software Products, issued by the MIIT in October 2000 and subsequently amended, provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the relevant local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in December 2001, the State Copyright Bureau issued the Computer Software Copyright Registration

Procedures in February 2002, which apply to software copyright registration, license contract registration and transfer contract registration. We have registered 12 computer software copyrights in China as of December 31, 2013.

Regulation on Employment

The PRC Labor Contract Law and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision with an employee in an employment contract or non-competition agreement, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

On December 28, 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to amended PRC Labor Contract Law, the dispatched contract workers shall be entitled to equal pay for equal work as a fulltime employee of an employer, and they shall only be engaged to perform temporary, ancillary or substitute works, and an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees. “Temporary work” means a position with a term of less than six (6) months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute worker” means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its total employees (including both directly hired employees and dispatched contract workers); (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees at the time when the Labor Dispatch Provisions became effective (i.e., March 1, 2014), the employer shall formulate a plan to reduce the number of its dispatched contract workers to below the statutory cap prior to March 1, 2016, and (iii) such plan shall be filed with the local bureau of human resources and social security. Nevertheless, the Labor Dispatch Provisions do not invalidate the labor contracts and dispatch agreements entered into prior to December 28, 2012. In addition, the employer shall not hire any new dispatched contract worker before the number of its dispatched contract workers is reduced to below 10% of the total number of its employees.

Regulations on Tax

Enterprise Income Tax. The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

The PRC Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprise strongly supported by the state” that hold independent ownership of core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In April 2008, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of HNTEs. Reemake Media, our consolidated variable interest entity, was recognized as a HNTE in December 2012, and is entitled to the preferential enterprise income tax rate of 15% from 2012 through 2014.

According to the Notice on the Enterprise Income Tax regarding Deepening Implementation of Grand Development of the Western Region issued by the State Administration of Taxation, enterprises located in the western region of the PRC with principal revenue of over 70% generated from encouraged category of western region are entitled to a preferential income tax rate of 15% for ten years from January 1, 2011 to December 31, 2020. Chengdu Jumei, which is located within the western region of the PRC and meets the criteria as set forth in the notice, is entitled to the preferential income tax rate of 15% starting from 2013 upon approval by the relevant tax authority.

Value-Added Tax and Business Tax. Pursuant to the PRC Provisional Regulations on Value-Added Tax and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engage in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, at the rate of 17% for revenues generated from sales of products, less any deductible VAT already paid or borne by such entity.

Prior to January 1, 2012, pursuant to the PRC Provisional Regulations on Business Tax and its implementing rules, taxpayers providing taxable services falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues with certain exceptions. Our PRC subsidiaries and consolidated variable interest entity were subject to business tax at the rate of 5% for the marketplace services. Since January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation have been implementing the VAT pilot program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such pilot program has been expanded to eight other provinces or municipalities in the PRC. Since August 2013, this tax pilot program has been expanded to other areas on the nationwide basis in the PRC. VAT is or will be applicable at a rate of 6% in lieu of business tax for the services rendered by our PRC subsidiaries and consolidated variable interest entity after the pilot program is being implemented in their respective region.

Dividend Withholding Tax. Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative

Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Jumei Hongkong Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency–denominated loans.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency–registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Furthermore, SAFE promulgated a circular in November 2010, Circular 59, which tightens the regulation over settlement of net proceeds from overseas offerings like this offering and requires, among other things, the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents or otherwise approved by the board. Violations may result in severe monetary or other penalties.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses account, foreign exchange capital account, guarantee account, the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

Regulations Relating to Dividend Distribution

Wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits after tax as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Wholly foreign-owned companies may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserve funds and employee welfare and bonus funds are not distributable as cash dividends. Our PRC subsidiaries are wholly foreign-owned enterprises subject to the described regulations.

SAFE Regulations on Offshore Special Purpose Companies Held by PRC Residents

Pursuant to the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round-trip Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued by SAFE in October 2005, and its supplemental notices, PRC residents are required to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a round-trip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC residents. In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve round-trip investments. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 75 and other related rules. Mr. Leo Ou Chen and Mr. Yusen Dai, our founders and principal beneficial owners of our company, and Mr. Hui Liu, a beneficial owner of our company, have completed required registrations with the local counterpart of SAFE in relation to our financing and restructuring in accordance with SAFE Circular No. 75, and are in the process of updating their registrations in relation to the subsequent changes to our shareholding structure. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular No. 75 or other related rules. Any failure or inability of our PRC resident beneficial owners to make any required registrations or comply with other requirements under SAFE Circular No. 75 and other related rules may subject such PRC residents or our PRC subsidiaries to fines and legal sanctions and may also limit our ability to raise additional financing and contribute additional capital into or provide loans to (including using the proceeds from this offering) our PRC subsidiaries, limit our PRC subsidiaries’ ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us.

SAFE Regulations on Employee Stock Incentive Plan

In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed

Company, replacing earlier rules promulgated in March 2007, to regulate the foreign exchange administration of PRC citizens and non-PRC citizens who reside in the PRC for a continuous period of not less than one year, with a few exceptions, who participate in stock incentive plans of overseas publicly-listed companies. Pursuant to these rules, these individuals who participate in any stock incentive plan of an overseas publicly-listed company, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in the PRC for a continuous period of not less than one year and have been granted options will be subject to these regulations upon the completion of this offering. Failure of our PRC option holders or restricted shareholders to complete their SAFE registrations may subject us and these employees to fines and other legal sanctions.

The State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, our employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

M&A Rules and Overseas Listing

In August 2006, six PRC regulatory agencies, including the CSRC, adopted the M&A Rules, which were amended in June 2009. The M&A Rules require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by special purpose vehicles seeking CSRC approval of their overseas listings. The application of the M&A Rules remains unclear.

Our PRC counsel, Fangda Partners, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ADSs on the NYSE in the context of this offering, given that:

•	The CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and

•	no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the CSRC’s opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or other PRC regulatory agency subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government authorities promulgate any interpretation or implementing rules that would require the CSRC or other governmental approvals for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.”

The M&A Rules also establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. In addition, the Security Review Rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. See “Risk Factors—Risks Related to Doing Business in China—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Leo Ou Chen	31	Founder, Chairman of the Board of Directors and Chief Executive Officer
Yusen Dai	27	Co-Founder, Director and Vice President of Products
Steve Yue Ji	41	Director
Keyi Chen	36	Director
Sean Shao	57	Independent director
Huipu Liu	34	Senior Vice President
Mona Meng Gao	33	Co-Chief Financial Officer
Yunsheng Zheng	40	Co-Chief Financial Officer
Tony Tao Zhou	43	Vice President of Logistics

Mr. Leo Ou Chen is our founder and has served as our chairman and chief executive officer since our inception. Mr. Chen received an MBA degree from Stanford University in 2009, and a bachelor’s degree in computer science from Nanyang Technological University in Singapore in 2005.

Mr. Yusen Dai is our co-founder and has served as our director and vice president of products since our inception. He studied management science and engineering in Stanford University from 2008 to 2009, and received his bachelor’s degree in industrial engineering from Tsinghua University in Beijing, China in 2008.

Mr. Steve Yue Ji has served as our director since April 2011. Mr. Ji is a partner of Sequoia Capital China. Prior to joining Sequoia Capital in 2005, Mr. Ji served in Walden International as an assistant vice president from 2004 to 2005, in Vertex Management as a senior associate from 2001 to 2004 and in CIV Venture Capital as a senior associate from 1999 to 2001, where he contributed to investments in numerous wireless, internet and semiconductor companies in China. He was also among the first group of employees of Seagate Technology China, where he held several managerial posts successively. Mr. Ji is also a director of Noah Holdings Limited, a NYSE-listed wealth management service provider, an independent director of Country Style Cooking Restaurant Chain Co., Ltd., a NYSE-listed quick service restaurant chain in China, and a director of several private companies. Mr. Ji received a master’s degree in business administration from China Europe International Business School in 1999 and a bachelor’s degree in electrical engineering from Nanjing University of Aeronautics and Astronautics in Nanjing, China in 1995.

Mr. Keyi Chen has served as our director since April 2011. He is the managing director of K2 Partners, a private equity firm co-founded by him and China Renaissance Partners in 2010, and is in charge of fund operations. Prior to founding K2 Partners, he was a principal in Ceyuan Ventures from 2004 to 2008, a senior associate in SEEC Investment Management Co. from 2003 to 2004 and an associate in China eCapital from 2002 to 2003. He received his bachelor’s degree in economics from Peking University in Beijing, China in 2001.

Mr. Sean Shao has served as our independent director since May 2014. Mr. Shao currently serves as (i) independent director and chairman of the audit committee of LightInTheBox Holding Co., Ltd., an NYSE-listed company, since June 2013; UTStarcom Holdings Corp., an NASDAQ-listed company, since October 2012; Xueda Education Group, an NYSE-listed company, since March 2010; Yongye International, Inc., a NASDAQ-listed company, since April 2009 and China Biologic Products, Inc., a NASDAQ-listed company, since July 2008, and (ii) independent director and chairman of the nominating committee of Agria Corporation, an NYSE-listed company, since November 2008. Mr. Shao served as the chief financial officer of Trina Solar Limited, an NYSE-listed company, from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation and of Watchdata Technologies Ltd. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately 10 years. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Huipu Liu has served as our senior vice president since February 2012. Prior to joining us, he was the vice president of human resources and marketing of Jiayuan.com International Ltd., a NASDAQ-listed company, from 2009 and 2011. He was the general manager of Zhejiang Branch of chinahr.com from 2007 to 2009. From 2005 to 2007, he served as a deputy manager of the training department of Century 21 Real Estate China. He received his bachelor’s degree in engineering from University of Science and Technology Beijing in China in 2003.

Ms. Mona Meng Gao has served as our co-chief financial officer since April 2014, and is in charge of our strategy and investor relations. Prior to her tenure as our co-chief financial officer, Ms. Gao served as our chief strategist since joining us in December 2013. Prior to joining us, she was a senior investment analyst in Yiheng Capital, LLC from 2010 to 2013. From 2004 to 2009, Ms. Gao worked with Bain & Company as a consultant. Prior to 2004, she worked and held various management positions at Barclays Group and Procter & Gamble in the United Kingdom. Ms. Gao received an MBA degree from Stanford University in 2009, a master’s degree and a bachelor’s degree in engineering, economics and management from University of Oxford in 2003.

Mr. Yunsheng Zheng has served as our co-chief financial officer since April 2014, and is in charge of our accounting and financial reporting. Prior to his tenure as our co-chief financial officer, Mr. Zheng served as our vice president of finance since joining us in June 2012. Prior to joining us, he was the head of finance function for the new business initiatives division of Nanjing FullShare Group, a private conglomerate in China, from 2009 to 2010. From 2006 to 2009, he was the chief financial officer of BlueStar SecuTech Inc., and participated in the preparation for its initial public offering on London Stock Exchange in 2007. Prior to that, Mr. Zheng worked at a few accounting firms, including as a senior manager at BDO Reanda, successively for over six years. Mr. Zheng received a master’s degree in management from Stanford University in 2011 and a bachelor’s degree in financial accounting from Renmin University of China in 2001. Mr. Zheng is a certified public accountant in China, a fellow of the Association of Chartered Certified Accountants and a chartered financial analyst.

Mr. Tony Tao Zhou has served as our vice president of logistics since July 2013. Prior to joining us, he served as a vice president in Amazon.cn, in charge of its north China region logistics centers from 2009 to 2013. From 1999 to 2009, he worked at GE Healthcare as a manufacturing process engineer in the U.S., as a material control engineer in Japan, as a finance cost analyst and held management roles overseeing quality and productivity, project and warehousing, and served in a leadership role for eSourcing in China. He received the Lean Six Sigma Black Belt certification while working at GE Healthcare. Mr. Zhou received his bachelor’s degree in mechanical engineering from Beijing Union University in China in 1994.

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Under the shareholders agreement and our currently effective memorandum and articles of association, Mr. Leo Ou Chen has the right to appoint three directors, the holders of our outstanding Series A-1 preferred shares and the holders of our outstanding Series B preferred shares have the right to jointly appoint one director, and the holders of a simple majority of our outstanding Series A-2 preferred shares have the right to appoint one director. Among our four existing directors, Mr. Leo Ou Chen and Mr. Yusen Dai were appointed by Mr. Leo Ou

Chen, Mr. Keyi Chen was jointly appointed by the holders of our Series A-1 preferred shares and the holders of our Series B preferred shares and Mr. Steve Yue Ji was appointed by the holders of a majority of our Series A-2 preferred shares.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Sean Shao, Mr. Leo Ou Chen and Mr. Yusen Dai. Mr. Sean Shao is the chairman of our audit committee. Our board has determined that Mr. Sean Shao satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934. We intend to appoint an independent director to replace an executive director on the audit committee within 90 days after the date of this prospectus. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Mr. Steve Yue Ji and Mr. Sean Shao. Mr. Steve Yue Ji is the chairman of our compensation committee. Our board has determined that Mr. Steve Yue Ji and Mr. Sean Shao satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Steve Yue Ji and Mr. Sean Shao. Mr. Steve Yue Ji is the chairperson of our nominating and corporate governance committee. Our board has determined that Mr. Sean Shao and Mr. Steve Yue Ji satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution of the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) becomes demised or is found to be or becomes of unsound mind; (iii) without special leave of absence from the board of directors, is absent from meetings of the board of directors for three consecutive meetings and the board of directors resolves that his office be vacated.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as a principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2013, we paid an aggregate of RMB2.7 million (US$0.4 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

2011 Global Share Plan

In March 2011, our board of directors approved the 2011 plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. On April 8, 2011, our board of directors approved that the maximum aggregate number of our ordinary shares which may be issued pursuant to all awards under the 2011 plan is 10,401,229 shares. As of the date of this prospectus, options to purchase 7,131,792 ordinary shares have been granted and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2011 plan.

Types of Awards. The 2011 plan permits the awards of options and share purchase rights.

Plan Administration. Our board of directors or our compensation committee will administer the 2011 plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2011 plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination and Amendment of the 2011 Plan. Unless terminated earlier, the 2011 plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

2014 Plan

We adopted the 2014 plan in April 2014. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan is 6,300,000 Class A ordinary shares initially. The number of shares reserved for future issuances under the 2014 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by our board of directors, on the first day of each calendar year during the term of the 2014 plan beginning in 2015. As of the date of this prospectus, no share-based award has been granted under our 2014 plan. The following paragraphs summarize the terms of the 2014 plan.

Types of Awards. The 2014 plan permits the awards of options, restricted shares and restricted share units.

Plan Administration. Our board or a committee of one or more members of our board duly authorized for the purpose of the 2014 plan can act as the plan administrator.

Award Agreement. Options, restricted shares or restricted share units granted under the 2014 plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

Eligibility. We may grant awards to our employees, directors or consultants. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Acceleration of Awards upon Change in Control. If a change in control, liquidation or dissolution of our company occurs, the plan administrator may, in its sole discretion, provide for (i) all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion, or (iv) payment of award in cash based on the value of ordinary shares on the date of the change-in-control transaction plus reasonable interest.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is the tenth anniversary after the date of a grant.

Exercise Price of Options. The exercise price in respect of any option shall be determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares. The exercise price per share subject to an option may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. Unless terminated earlier, the 2014 plan will terminate automatically in 2024.

The following table summarizes, as of the date of this prospectus, the options granted under our 2011 plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Huipu Liu	*	1.07692	February 23, 2012	February 28, 2022
	*	1.07692	September 23, 2012	September 30, 2022
	*	1.07692	May 1, 2013	April 30, 2023
Mona Meng Gao	*	1.20	December 31, 2013	October 1, 2022
Yunsheng Zheng	*	1.07692	September 23, 2012	September 30, 2022
Tony Tao Zhou	*	1.07692	August 1, 2013	July 31, 2023

*	Less than 1% of our total outstanding share capital.

As of the date of this prospectus, other individuals as a group hold options to purchase a total of 5,131,792 ordinary shares of our company, with exercise prices ranging from nil to US$15.00 per ordinary share.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 125,170,199 ordinary shares on an as-converted basis outstanding as of the date of this prospectus, and 143,128,381 ordinary shares, including 84,323,541 Class A ordinary shares and 58,804,840 Class B ordinary shares, outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	% †	Class A ordinary Shares	Class B ordinary Shares	Total ordinary shares on an as-converted basis	Percentage of total ordinary shares on an as-converted basis	% of aggregate voting power ††
Directors and Executive Officers:**
Leo Ou Chen (1)	50,892,198	40.7	—	50,892,198	50,892,198	35.6%	75.7%
Yusen Dai (2)	7,912,642	6.3	—	7,912,642	7,912,642	5.5%	11.8%
Steve Yue Ji (3)	—	—	—	—	—	—	—
Keyi Chen (4)	12,954,951	10.3	12,954,951	—	12,954,951	9.1%	1.9%
Sean Shao (5)	—	—	—	—	—	—	—
Huipu Liu	*	*	*	*	*	*	*
Mona Meng Gao	—	—	—	—	—	—	—
Yunsheng Zheng	*	*	*	*	*	*	*
Tony Tao Zhou	—	—	—	—	—	—	—
All Directors and Executive Officers as a Group	72,218,124	57.5	13,413,284	58,804,840	72,218,124	50.3%	89.5%
Principal Shareholders:
Super ROI Global Holding Limited (6)	50,892,198	40.7	—	50,892,198	50,892,198	35.6%	75.7%
Sequoia funds (7)	23,400,000	18.7	23,400,000	—	23,400,000	16.4%	3.5%
K2 Partners L.P. (8)	12,954,951	10.3	12,954,951	—	12,954,951	9.1%	1.9%
Success Origin Limited (9)	11,054,339	8.8	11,054,339	—	11,054,339	7.7%	1.6%
Pinnacle High-Tech Limited (10)	7,912,642	6.3	—	7,912,642	7,912,642	5.5%	11.8%

*	Less than 1% of our total outstanding shares.
**	Except for Mr. Steven Yue Ji, Mr. Keyi Chen and Mr. Sean Shao, the business address for our directors and executive officers is 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, The People’s Republic of China.
†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding, which is 125,170,199 on an as-converted basis as of the date of this prospectus, and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.
††	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
(1)	Represents 50,892,198 ordinary shares directly held by Super ROI Global Holding Limited, a British Virgin Islands company beneficially owned by Mr. Chen through a trust, as described in footnote (5) below.
(2)	Represents 7,912,642 ordinary shares directly held by Pinnacle High-Tech Limited, a British Virgin Islands company beneficially owned by Mr. Dai through a trust, as described in footnote (9) below.
(3)	The business address of Mr. Ji is Room 2805, Plaza 66, Tower 2, 1366 Nanjing West Road, Jingan District, Shanghai, The People’s Republic of China, 200040.
(4)	Represents (i) 10,954,951 ordinary shares issuable upon the conversion of 10,954,951 series A-1 preferred shares, and (ii) 2,000,000 ordinary shares issuable upon the conversion of 2,000,000 series A-2 preferred shares directly held by K2 Partners L.P., as described in footnote (7) below. Mr. Chen is a director of our company appointed by K2 Partners L.P. Mr. Chen disclaims beneficial ownership of shares held by K2 Partners L.P., except to the extent of his pecuniary interest therein. The business address of Mr. Chen is 2908, Taikang Financial Tower, 38 East Third Ring Road North, Chaoyang, Beijing 100026, China.
(5)	The business address of Mr. Shao is 9H-7 Dongsanhuanzhonglu, Fortune Plaza, Tower A, Chao Yang District, Beijing, PRC 100020.
(6)	Represents 50,892,198 ordinary shares directly held by Super ROI Global Holding Limited, a British Virgin Islands company beneficially owned by Mr. Leo Ou Chen through a trust. All of these shares will be redesignated as Class B ordinary shares immediately prior to the completion of this offering. The registered address of Super ROI Global Holding Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.
(7)

Represents (i) 19,611,540 ordinary shares issuable upon the conversion of 19,611,540 series A-2 preferred shares directly held by Sequoia Capital China II L.P., (ii) 493,740 ordinary shares issuable upon the conversion of 493,740 series A-2 preferred shares directly held by Sequoia Capital China Partners Fund II, L.P., and (iii) 3,294,720 ordinary shares issuable upon the conversion of 3,294,720 series A-2 preferred shares directly held by Sequoia Capital China Principals Fund II, L.P. All of these shares will be automatically converted and redesignated as Class A ordinary shares immediately prior to the completion of this offering. Sequoia Capital China II L.P., Sequoia Capital China Partners Fund II, L.P. and Sequoia Capital China Principals Fund II, L.P. are collectively referred to as the

Sequoia funds. The general partner of the Sequoia funds is Sequoia Capital China Management II, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Mr. Shen disclaims beneficial ownership of the shares held by the Sequoia funds, except to the extent of his pecuniary interest therein. The registered address of the Sequoia funds is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
(8)	Represents (i) 10,954,951 ordinary shares issuable upon the conversion of 10,954,951 series A-1 preferred shares, and (ii) 2,000,000 ordinary shares issuable upon the conversion of 2,000,000 series A-2 preferred shares directly held by K2 Partners L.P. All of these shares will be automatically converted and redesignated as Class A ordinary shares immediately prior to the completion of this offering. The general partner of K2 Partners L.P. is K2 Partners, a company incorporated in the Cayman Islands. Voting and investment power of the shares held by K2 Partners L.P. is exercised by the investment committee of K2 Partners, which consists of Keyi Chen, Fan Bao and Yu Li, each of whom disclaims beneficial ownership of the preferred shares owned by K2 Partners L.P. and the ordinary shares issued on their conversion except to the extent of his respective pecuniary interest therein. The registered address of K2 Partners L.P. is P.O. Box 472, 2nd Floor Harbor Place, Grand Cayman KY1-1106, Cayman Islands.
(9)	Represents (i) 7,675,050 ordinary shares, (ii) 2,893,575 ordinary shares issuable upon the conversion of 2,893,575 series A-1 preferred shares, (iii) 300,000 ordinary shares issuable upon the conversion of series A-2 preferred shares, and (iv) 185,714 ordinary shares issuable upon the conversion of series B preferred shares directly held by Success Origin Limited, a British Virgin Islands company wholly owned by Mr. Xiaoping Xu. All of these shares will be automatically converted and redesignated as Class A ordinary shares immediately prior to the completion of this offering. The registered address of Success Origin Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(10)	Represents 7,912,642 ordinary shares directly held by Pinnacle High-Tech Limited, a British Virgin Islands company beneficially owned by Mr. Yusen Dai through a trust. All of these shares will be redesignated as Class B ordinary shares immediately prior to the completion of this offering. The registered address of Pinnacle High-Tech Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, a total of 2,373,893 ordinary shares and 300,000 series A-2 preferred shares are held by one record holder in the United States, representing 1.9% and 0.2%, respectively, of our total outstanding shares on an as-converted basis.

Immediately prior to the completion of this offering, our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. The ADSs that we issue in this offering will represent Class A ordinary shares. Immediately prior to the completion of this offering, (i) all ordinary shares held by Super ROI Global Holding Limited and Pinnacle High-Tech Limited will be converted into Class B ordinary shares on a one-for-one basis, and (ii) all of our remaining ordinary shares and preferred shares that are issued and outstanding will be converted into Class A ordinary shares on a one-for-one basis. See “Description of Share Capital—Ordinary Shares” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

Except for the above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

PRC laws and regulations currently limit foreign ownership of companies that engage in a value-added telecommunications service business in China. As a result, we operate our relevant business through contractual arrangements between Beijing Jumei, our PRC subsidiary, and Reemake Media, our variable interest entity. For a description of these contractual arrangements, see “Corporate History and Structure—Agreements that provide us effective control over Reemake Media” and “Corporate History and Structure—Agreement that allows us to receive economic benefits from Reemake Media.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreements

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management—2011 Global Share Plan” and “Management—2014 Plan.”

Transactions with a Related Party

In the past, we purchased certain beauty products from Beijing Jushangminghui Commerce and Trade Co., Ltd. and Beijing Fanbosha Commerce and Trade Co., Ltd., two PRC entities controlled by a beneficial owner of our company and his immediate family member. In 2012 and 2013, we purchased US$3.0 million and US$14.2 million, respectively, worth of products from the two entities. We had prepayment of US$1.3 million as of December 31, 2012 and payable of US$0.1 million as of December 31, 2013 to Beijing Jushangminghui Commerce and Trade Co., Ltd. We believe the terms of transactions with the related parties were similar to those with third-party suppliers.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date of this prospectus, our company is authorized to issue up to a maximum of 200,000,000 shares, which consist of 152,097,052 ordinary shares with a par value of US$0.00025 each and 47,902,948 preferred shares with a par value of US$0.00025 each. Of these preferred shares, 14,474,377 are designated as series A-1 preferred shares, 26,000,000 are designated as series A-2 preferred shares and 7,428,571 are designated as series B preferred shares. Immediately prior to the completion of this offering, (i) our authorized share capital will be divided into 840,000,000 Class A ordinary shares with a par value of US$0.00025 each, 60,000,000 Class B ordinary shares with a par value of US$0.00025 each and 100,000,000 shares of a par value of US$0.00025 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 8 of the post-offering articles of association, (ii) all ordinary shares held by Super ROI Global Holding Limited and Pinnacle High-Tech Limited will be converted into Class B ordinary shares on a one-for-one basis, and (iii) all of the remaining ordinary shares and preferred shares that are issued and outstanding will be converted into Class A ordinary shares on a one-for-one basis.

Our Post-Offering Memorandum and Articles

We have adopted an amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering amended and restated memorandum and articles of association that we expect to adopt and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Certificates representing our ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate (as defined in our post-offering amended and restated articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. In addition, if at any time, Mr. Leo Ou Chen, Mr. Yusen Dai and their affiliates collectively own less than 5% of the issued Class B ordinary shares, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share, and we will not issue any Class B ordinary shares thereafter.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Law and our articles of association. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Dividends received by each Class B ordinary share and Class A ordinary share in any dividend distribution shall be the same.

Voting Rights. On a show of hands each shareholder is entitled to one vote or, on a poll, each holder of Class A ordinary shares is entitled to one vote, while each holder of Class B ordinary shares is entitled to ten votes, voting together as one class on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least two holders of our shares being not less than an aggregate of fifty percent (50%) of all votes attaching to all of our shares in issue and entitled to vote. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by the chairman or a majority of our board of directors on its own initiative or upon a request to the directors by shareholders holding no less than one-third of our voting share capital. Advance notice of at least ten days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions set out below and the provisions above in respect of Class B ordinary shares, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required; and

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they are required within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. Any distribution of assets or capital to a holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our post-offering amended and restated memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association provides for the indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders or by an ordinary resolution of our shareholders on the basis that our company is unable to pay its debts as they fall due.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On April 8, 2011, we effected a 4,000-for-1 share split whereby all of our 50,000 then issued and outstanding ordinary shares of a par value of US$1.00 each, held by Super ROI Global Holding Limited, Pinnacle High-Tech Limited and Semantic Hi-Tech Limited, were converted into 200,000,000 ordinary shares of a par value of US$0.00025 each. Concurrent with the share split, we repurchased and retired an aggregate of 130,924,549 ordinary shares from Super ROI Global Holding Limited, Pinnacle High-Tech Limited and Semantic Hi-Tech Limited. As a result of the share split and repurchase, the number of our total authorized shares was increased from 50,000 to 200,000,000. The share split has been retroactively reflected for all periods presented herein.

On April 8, 2011, we issued and sold a total of 10,048,943 ordinary shares to two angel investors, including 7,675,050 shares to Success Origin Limited and 2,373,893 shares to an individual investor, for an aggregate consideration of US$0.2 million.

Preferred Shares and Promissory Notes

In November 2010 and February 2011, we issued promissory notes to Sequoia funds, which consist of Sequoia Capital China II L.P., Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals

Fund II, L.P., in the aggregate principal amount of US$4.0 million as bridge loan arrangements in connection with our series A equity financing transactions. The promissory notes were deemed fully discharged and terminated upon the closing of our series A equity financing transactions in April 2011.

On April 8, 2011, we issued and sold a total of 14,474,377 series A-1 preferred shares, including 11,580,802 shares to K2 Partners L.P. and 2,893,575 shares to Success Origin Limited, for an aggregate consideration of US$0.5 million. Concurrent with the series A-1 financing, we issued and sold a total of 26,000,000 series A-2 preferred shares, including 23,400,000 shares to the Sequoia funds, 2,000,000 shares to K2 Partners L.P., 300,000 shares to Success Origin Limited and 300,000 shares to an individual investor for an aggregate consideration of US$6.5 million.

On November 18, 2011, we issued and sold a total of 5,571,428 series B preferred shares, including 3,342,858 shares to Ventech China II SICAR, 1,114,285 shares to Moon Wan Sun Investments Company Limited, 928,571 shares to Precise Assets Investments Limited and 185,714 shares to Success Origin Limited, for an aggregate consideration of US$6.0 million. In connection with the series B equity financing, our founders were granted a call option, pursuant to which our founders were entitled to procure Ventech China II SICAR and Moon Wan Sun Investments Company Limited to subscribe for an aggregate of 1,857,143 series B preferred shares for an aggregate consideration of US$2.0 million, within six months after the closing of the series B equity financing but before the closing of the next round of financing. The call option has lapsed, as our founders did not exercise the call option.

Options

In 2011, 2012 and 2013, we granted options to purchase an aggregate of 4,472,000 ordinary shares, 1,200,000 ordinary shares and 2,837,500 ordinary shares, respectively, to our employees and certain consultants.

Shareholders Agreement

We entered into our amended and restated shareholders agreement in November 2011 with our shareholders, which consist of holders of ordinary shares, series A-1 preferred shares, series A-2 preferred shares and series B preferred shares. The shareholders entered into an amendment to the shareholders agreement in February 2014.

Pursuant to this shareholders agreement, our board of directors may consist of a maximum of five directors. Holders of at least a simple majority of the outstanding series A-2 preferred shares are entitled to appoint and remove one director; holders of at least a simple majority of the outstanding series A-1 preferred shares and holders of at least a simple majority of the outstanding series B preferred shares are entitled to jointly appoint and remove one director; and Mr. Leo Ou Chen, representing the ordinary shareholders, is entitled to appoint and remove the remaining three directors.

Under this shareholders agreement, as amended, holders of our preferred shares and certain holders of our ordinary shares, subject to certain conditions, have a right of first refusal with respect to any issuance of new shares by us, excluding the issuance of securities in connection with this offering and under our 2011 plan. In addition, we and certain of our shareholders have a right of first refusal with respect to transfer of our shares by certain of the other shareholders, and certain of our shareholders also have a tag-along right with respect to such share transfer. Moreover, if holders of a simple majority of series A preferred shares and a simple majority of series B preferred shares consent to a trade sale of us, which involves gross proceeds of not less than US$450 million, holders of our ordinary shares and other shareholders must consent to and participate in such trade sale. These rights will automatically terminate upon the completion of this offering.

Under our currently effective amended and restated memorandum and articles of association, holders of our preferred shares are entitled to dividends prior to ordinary shares, liquidation preference and redemption rights. All these preferential rights will automatically terminate upon the completion of this offering.

Registration Rights

Pursuant to our current amended and restated shareholders agreement, we have granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or issuable pursuant to conversion of our preferred shares. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time after November 18, 2014, holders of at least 10% of our outstanding registrable securities have the right to demand that we file a registration statement covering the registration of any registrable securities of such holders. We have the right to defer filing of a registration statement for a period of not more than 150 days after the receipt of the request of the initiating holders if our board of directors determines in good faith that filing of a registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any securities during such 12-month period. Further, if the registrable securities are offered by means of an underwriting and the underwriter advises us in writing that marketing factors require a limitation of the number of securities to be underwritten, a maximum of 70% of such registrable securities may be reduced as required by the underwriters and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that in no event may any registrable securities be excluded from such underwriting unless all other securities are first excluded entirely. We are not obligated to effect more than two demand registrations.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must offer holders of our registrable securities an opportunity to include in the registration all or any part of their registrable securities. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriters may decide to exclude shares from the registration and the underwriting and to allocate the number of securities first to us and second to each of holders requesting for the inclusion of their registrable securities on a pro rata basis based on the total number of registrable securities held by each such holder and third, to holders of other securities of our company, provided that (i) in no event may any registrable securities be excluded from such offering unless all other securities are first excluded, and (ii) in no event may the amount of securities of selling holders of registrable securities be reduced below 30% of the aggregate number of registrable securities requested to be included in such offering.

Form F-3 Registration Rights. Any holder of our outstanding registrable securities have the right to request that we effect a registration on Form F-3 for which the reasonably anticipated aggregate offering price to the public would exceed US$0.5 million. We, however, are not obligated to effect such registration if, among other things, (i) Form F-3 is not available for such offering by the holders of registrable securities, and (ii) we have effected two Form F-3 registrations within the 12-month period preceding the date of such request for Form F-3 registration. We have the right to defer filing of a Form F-3 registration statement for a period of not more than 60 days after the receipt of the request of relevant holders if our board of directors determines in good faith that filing of such registration will be materially detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other securities during such 60-day period.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand, piggyback or F-3 registration, except each holder that exercised its demand, piggyback or F-3 registration rights will bear such holder’s proportionate share (based on the total number of shares sold in such registration other than for our account) of all underwriting discounts and selling commissions and disbursements of one separate counsel for the holders.

Termination of Obligations. We have no obligation to effect any demand, piggyback or Form F-3 registration upon the fifth anniversary after the completion of this offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American depositary shares, also referred to as ADSs. Each ADS will represent one Class A ordinary share (or a right to receive one Class A ordinary share) deposited with the principal Hong Kong office of Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American depositary receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the direct registration system, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The direct registration system, also referred to as DRS, is a system administered by The Depository Trust Company, also referred to DTC, under which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find Additional Information” for directions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.”. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may, and shall if we so request in writing, distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives reasonably satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

Except for Class A ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180-day lock-up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sale—Lock-up Agreements.”

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

We agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon as far in advance of the meeting date as practicable. Under the post-offering memorandum and articles of association we expect to adopt, the minimum notice period required to convene a general meeting is ten days.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.05 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and / or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

•    Change the nominal or par value of our shares

•    Reclassify, split up or consolidate any of the deposited securities

•    Distribute securities on the shares that are not distributed to you

•    Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares, other deposited securities and distributions upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares, unless requested in writing by us to cease doing so. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release to no more than 30% of the amount of shares on deposit, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so. The depositary has full discretion on how and to what extent it may disregard the limit for the amount of ADSs that may be outstanding at any time as a result of pre-release.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have 11,140,000 ADSs outstanding, representing approximately 7.8% of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. Our ADSs have been approved for listing on the NYSE, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than the issuance and sale of ordinary shares in connection with the Concurrent Private Placement, pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC on behalf of the underwriters.

Furthermore, each of our directors, executive officers and all existing shareholders, certain option holders and the Concurrent Private Placement investor has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

In addition, through a letter agreement, we will instruct The Bank of New York Mellon, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC on behalf of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those class A ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding Class A ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal 843,235 Class A ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•	the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Jumei International Holding Limited is not a PRC resident enterprise for PRC tax purposes. Jumei International Holding Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Jumei International Holding Limited meets all of the conditions above. Jumei International Holding Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that Jumei International Holding Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Jumei International Holding Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Jumei International Holding Limited is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Jumei International Holding Limited, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, there remains uncertainty as to whether such transfer of ADSs or ordinary shares by non-PRC resident enterprises is subject to SAT Circular 698. See the following paragraph in this section regarding SAT Circular 698 for more details.

In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise. The State Administration of Taxation issued an SAT Circular 59 together with the Ministry of Finance in April 2009 and a SAT Circular 698 in December 2009. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” the indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC “resident enterprise” to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, the PRC “resident enterprise” should provide necessary assistance to support the enforcement of SAT Circular 698. Although it appears that SAT Circular 698 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 and we and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership of our ADSs or Class A ordinary shares or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to United States federal income tax. The United States Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (a “pre-release transaction”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries in respect of a pre-release transaction.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We primarily operate an online shopping business in China. Although the law in this regard is not entirely clear, we treat our variable interest entity as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate the results of its operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of our variable interest entity for United States federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, based in part on the market value of our ADSs following this offering, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill at that time, no assurance can be given that we are not or will not become classified as a PFIC. Our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Class A Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs have been approved for listing on the NYSE, which is an established securities market in the United States, and the ADSs are expected to be readily tradable. Thus, we believe the dividends we pay on our ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our Class A ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our Class A ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded within the meaning of the applicable Treasury regulations. For those purposes, our ADSs, but not our Class A ordinary shares, will be treated as marketable stock upon their listing on the NYSE. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or Class A ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election, the “deemed sale” and “deemed dividend” elections and the unavailability of the election to treat us as a qualified electing fund.

Information Reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or Class A ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and China Renaissance Securities (Hong Kong) Limited are acting as joint book-running managers of this offering and as the representatives of the underwriters. The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States. The address of J.P. Morgan Securities LLC is 383 Madison Avenue, New York, NY 10179, United States. The address of China Renaissance Securities (Hong Kong) Limited is Unit 901, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong.

Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.	4,456,000
Credit Suisse Securities (USA) LLC	4,456,000
J.P. Morgan Securities LLC	1,336,800
China Renaissance Securities (Hong Kong) Limited	445,600
Piper Jaffray & Co.	222,800
Oppenheimer & Co. Inc.	222,800

Total	11,140,000

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$0.924 per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, Goldman, Sachs & Co. China Renaissance Securities (Hong Kong) Limited will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, China Renaissance Securities (US) Inc., acting as agent pursuant to a Rule 15a-6 agreement.

Concurrently with, and subject to, the completion of this offering, an investor has agreed to purchase from us US$150,000,000 in Class A ordinary shares at a price per share equal to the initial public offering price per share, or 6,818,182 Class A ordinary shares. The placement is being made pursuant to an exemption from registration with the SEC under Regulation S of the Securities Act. Under the subscription agreement executed on May 6, 2014, the completion of this offering is the only substantive closing condition precedent for the Concurrent Private Placement and if this offering is completed, the Concurrent Private Placement will be completed concurrently. The investor has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares acquired in the private placement for a period of 180 days after the date of this prospectus, subject to certain exceptions. In connection with this investment, we have agreed to pay a placement fee equal to 3% of the aggregate purchase price for the investment to Credit Suisse Securities (USA) LLC as the placement agent.

Option to Purchase Additional ADSs

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,671,000 additional ADSs from us at the offering price listed on the cover of this prospectus, less underwriters discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

Commissions and Expenses

Total underwriting discounts and commissions to be paid to the underwriters represent 7.0% of the total amount of the offering. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

			Total
	Per ADS		No Exercise		Full Exercise
Discounts and commissions paid by us	US$	1.54	US$	17,155,600	US$	19,728,940

The underwriters have agreed to reimburse our roadshow expenses up to a certain amount related to this offering.

Lock-Up Agreements

We have agreed that, without the prior written consent of Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus, (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs or enter into a transaction which would have the same effect; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the ordinary shares or ADSs within the meaning of Section 16 of the Exchange Act; (iv) file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (v) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. The restrictions described in the preceding paragraph do not apply to (A) the sale of the ADSs and the ordinary shares represented by such ADSs in this offering; (B) the issuance and sale of ordinary shares in connection with the Concurrent Private Placement; (C) the issuance of ordinary shares or the grant of options to purchase ordinary shares under our share incentive plan existing on the date of this prospectus; or (D) the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or which is otherwise described in this prospectus.

Each of our directors, executive officers, all existing shareholders, certain option holders and the Concurrent Private Placement investor has agreed that, without the prior written consent of Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs, (ii) enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs or any of our securities that are substantially similar to the ADSs or ordinary shares, or any options or warrants to purchase any of the ADSs or ordinary shares, or any securities convertible into, exchangeable for or that represent the right to receive the ADSs or ordinary shares, whether now owned or hereinafter acquired, owned directly by it or with respect to which it has beneficial ownership within the rules and regulations of the SEC, whether any of these transaction is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise, or (iii) publicly disclose the intention to make any such offer, sale, pledge, or disposition, or enter into any such transaction, swap, hedge, or other arrangement. The restrictions described above do not apply to (A) the sale of ordinary shares or the ADSs and the ordinary shares represented by such ADSs in this offering, if any, or (B) transfers pursuant to gifts, by will or intestacy where each transferee signs and delivers a similar lock-up agreement.

Furthermore, each of our directors, executive officers, existing shareholders, certain option holders and the Concurrent Private Placement investor has agreed that, without the prior written consent of Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for or exercise any right with respect to, the registration of any ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

In addition, through a letter agreement, we will instruct The Bank of New York Mellon, as depositary, not to accept any deposit of any ordinary shares or issue any ADSs until after 180 days following the date of this prospectus unless we consent to such deposit or issuance. We will not provide such consent without the prior written consent of Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC on behalf of the underwriters. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

NYSE Listing

Our ADSs have been approved for listing on the NYSE under the symbol “JMEI.”

Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the NYSE, the over-the-counter market or otherwise.

Electronic Distribution

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Discretionary Sales

The underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 600,500 of the ADSs for our directors, officers, employees, business associates and related persons. Any sale to these persons will be made by Credit Suisse Securities (USA) LLC through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they make will reduce the number of ADSs available for sale to the general public. Any reserved ADSs which are not so purchased will be offered by the underwriters to the general public on the same basis as the ADSs being offered in this prospectus.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing, investment research, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, various financial advisory, commercial and investment banking services and other services for us and to persons and entities with relationships with us, for which they received or will receive customary fees and commissions.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of us and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

China Renaissance Securities (Hong Kong) Limited and its affiliates have received, and may continue to receive from time to time in the future, compensation from our company for services they provided and will provide from time to time in the future, in each case, in normal course and on normal commercial terms. In addition, Mr. Fan Bao, the chief executive officer of China Renaissance Holdings Limited, the parent company of China Renaissance Securities (Hong Kong) Limited, is a member of the investment committee that holds voting and investment power over the shares in our company held by K2 Partners L.P. See “Principal Shareholders.”

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

(b)	you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada. The ADSs may not be offered, sold or distributed, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada, except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer, sale or distribution is made, and only through a dealer duly registered under the applicable securities laws of that province or territory or in accordance with an exemption from the applicable registered dealer requirements.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Dubai International Finance Centre. This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of the ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to containing the prior consent of the underwriters for any such offer; or

(d)	in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong. The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance

(Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Israel. In the State of Israel, the ADSs offered hereby may not be offered to any person or entity other than the following:

(a)	a fund for joint investments in trust (i.e., mutual fund), as such term is defined in the Law for Joint Investments in Trust, 5754-1994, or a management company of such a fund;

(b)	a provident fund as defined in Section 47(a)(2) of the Income Tax Ordinance of the State of Israel, or a management company of such a fund;

(c)	an insurer, as defined in the Law for Oversight of Insurance Transactions, 5741-1981, a banking entity or satellite entity, as such terms are defined in the Banking Law (Licensing), 5741-1981, other than a joint services company, acting for their own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(d)	a company that is licensed as a portfolio manager, as such term is defined in Section 8(b) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(e)	a company that is licensed as an investment advisor, as such term is defined in Section 7(c) of the Law for the Regulation of Investment Advisors and Portfolio Managers, 5755-1995, acting on its own account;

(f)	a company that is a member of the Tel Aviv Stock Exchange, acting on its own account or for the account of investors of the type listed in Section 15A(b) of the Securities Law 1968;

(g)	an underwriter fulfilling the conditions of Section 56(c) of the Securities Law, 5728-1968;

(h)	a venture capital fund (defined as an entity primarily involved in investments in companies which, at the time of investment, (i) are primarily engaged in research and development or manufacture of new technological products or processes and (ii) involve above-average risk);

(i)	an entity primarily engaged in capital markets activities in which all of the equity owners meet one or more of the above criteria; and

(j)	an entity, other than an entity formed for the purpose of purchasing the ADSs in this offering, in which the shareholders equity (including pursuant to foreign accounting rules, international accounting regulations and U.S. generally accepted accounting rules, as defined in the Securities Law Regulations (Preparation of Annual Financial Statements), 1993) is in excess of NIS 250 million.

Any offeree of the ADSs offered hereby in the State of Israel shall be required to submit written confirmation that it falls within the scope of one of the above criteria. This prospectus will not be distributed or directed to investors in the State of Israel who do not fall within one of the above criteria.

Japan. The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Korea. The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds”, its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia. This prospectus may not be distributed in the Kingdom except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore. This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, the underwriters have severally represented, warranted and agreed that (a) they have not offered or sold any of our ADSs or caused our ADSs to be made the subject of an invitation for subscription or purchase and it will not offer or sell any of our ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and (b) they have not circulated or distributed, and they will not circulate or distribute, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland. The ADSs may not be offered or sold to any investors in Switzerland other than on a non-public basis. This prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht). Neither this offering nor the ADSs have been or will be approved by any Swiss regulatory authority.

Taiwan. The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates. The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom. This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discount, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the NYSE market entry and listing fee, all amounts are estimates.

SEC Registration Fee	$35,477
FINRA Fee	42,777
NYSE Market Entry and Listing Fee	125,000
Printing Expenses	290,000
Legal Fees and Expenses	1,680,000
Accounting Fees and Expenses	1,700,000
Miscellaneous	500,000

Total	$4,373,254

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by King & Wood Mallesons. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Fangda Partners with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon King & Wood Mallesons with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2012 and 2013 and for each of the three years in the period ended December 31, 2013 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Zhong Tian LLP are located at 26/F Office Tower A, Fortune Plaza, Chaoyang District, Beijing 100020, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

JUMEI INTERNATIONAL HOLDING LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Jumei International Holding Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income/(loss), shareholders’ equity/(deficit) and cash flows present fairly, in all material respects, the financial position of Jumei International Holding Limited and its subsidiaries (collectively, the “Group”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

March 20, 2014, except for Note 18(a), (b) and (c), which is as of April 11, 2014

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	As of December 31,
	2012	2013	2013
	US$	US$	US$ (Pro-forma unaudited) (Note 17)
ASSETS
Current assets:
Cash and cash equivalents	29,964	111,402	111,402
Short-term investments	3,977	4,100	4,100
Accounts receivable, net	1,454	2,807	2,807
Amount due from related parties (Note 16)	1,339	—	—
Inventories	14,748	32,653	32,653
Advances to suppliers	3,288	22,343	22,343
Prepayments and other current assets	9,725	9,289	9,289
Deferred tax assets	172	292	292

Total current assets	64,667	182,886	182,886

Non-current assets:
Property, equipment and software, net	2,015	5,394	5,394
Intangible assets, net	57	36	36
Goodwill	2,320	2,320	2,320
Deferred tax assets	1,985	2,706	2,706
Other non-current assets	144	1,969	1,969

Total non-current assets	6,521	12,425	12,425

Total assets	71,188	195,311	195,311

Current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of US$15,010 and US$23,129, as of December 31, 2012, and 2013 respectively. Note 1)
Accounts payable	38,592	88,766	88,766
Amount due to related parties (Note 16)	—	280	280
Advances from customers	5,529	4,506	4,506
Tax payable	3,998	16,264	16,264
Accrued expenses and other current liabilities	4,838	9,835	9,835

Total current liabilities	52,957	119,651	119,651

Non-current liabilities:
Business acquisition payable	635	—	—

Total non-current liabilities	635	—	—

Total liabilities	53,592	119,651	119,651

Commitments and contingencies (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	As of December 31,
	2012	2013	2013
	US$	US$	US$ (Pro-forma unaudited) (Note 17)
Mezzanine Equity

Series A-1 Redeemable Preferred Shares (US$0.00025 par value, 14,474,377 shares authorized, issued and outstanding as of December 31, 2012 and 2013. Redemption value of US$799 as of December 31, 2012 and 2013; Liquidation value of US$457 as of December 31, 2012 and 2013. None outstanding on a pro-forma basis as of December 31, 2013.)	589	647	—
Series A-2 Redeemable Preferred Shares (US$0.00025 par value, 26,000,000 shares authorized, issued and outstanding as of December 31, 2012 and 2013. Redemption value of US$11,375 as of December 31, 2012 and 2013; Liquidation value of US$6,500 as of December 31, 2012 and 2013. None outstanding on a pro-forma basis as of December 31, 2013.)	7,922	8,854	—
Series B Redeemable Preferred Shares (US$0.00025 par value, 7,428,571 shares authorized, 5,571,428 issued and outstanding as of December 31, 2012 and 2013. Redemption value of US$9,000 as of December 31, 2012 and 2013; Liquidation value of US$6,000 as of December 31, 2012 and 2013. None outstanding on a pro-forma basis as of December 31, 2013.)	6,878	7,683	—

Total mezzanine equity	15,389	17,184	—

Shareholders’ equity:
Ordinary shares (US$0.00025 par value, 152,097,052 shares authorized, 79,124,394 shares issued and outstanding as at December 31, 2012 and 2013, and 125,170,199 shares outstanding on a pro-forma basis as of December 31, 2013)	20	20	32
Additional paid-in capital	270	32,652	49,824
Statutory reserves	289	449	449
Retained earnings	1,612	24,238	24,238
Accumulated other comprehensive income	16	1,117	1,117

Total shareholders’ equity	2,207	58,476	75,660

Total liabilities, mezzanine equity and shareholders’ equity	71,188	195,311	195,311

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(U.S. dollars in thousands, except share data and per share data)

	For the Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Net revenues:
Merchandise sales	3,307	209,059	413,050
Marketplace services	18,481	24,165	69,946

Total net revenues	21,788	233,224	482,996
Cost of revenues	(2,788)	(148,541)	(283,317)

Gross profit	19,000	84,683	199,679
Operating expenses:
Fulfillment expenses	(11,842)	(28,884)	(59,228)
Marketing expenses	(9,348)	(36,484)	(52,151)
Technology and content expenses	(739)	(4,416)	(10,023)
General and administrative expenses	(1,431)	(4,761)	(40,013)

Total operating expenses	(23,360)	(74,545)	(161,415)

Income/(loss) from operations	(4,360)	10,138	38,264

Other income/(expenses):
Interest income	6	199	916
Others, net	(150)	(93)	127

Income/(loss) before tax	(4,504)	10,244	39,307

Income tax benefit/(expenses)	475	(2,140)	(14,303)

Net income/(loss)	(4,029)	8,104	25,004

Accretion to preferred share redemption value	(716)	(1,688)	(1,795)
Income allocation to participating preferred shares	—	(1,292)	(7,403)

Net income/(loss) attributable to ordinary shareholders	(4,745)	5,124	15,806

Net income/(loss)	(4,029)	8,104	25,004
Foreign currency translation adjustment, net of nil tax	49	37	1,101

Comprehensive income/(loss)	(3,980)	8,141	26,105

Net income/(loss) per share
- Basic	(0.12)	0.10	0.27
- Diluted	(0.12)	0.06	0.19
Weighted average share outstanding used in computing net income/(loss) per share
- Basic	40,644,779	50,070,659	59,475,739
- Diluted	40,644,779	83,672,986	83,196,788

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/(DEFICIT)

(U.S. dollars in thousands, except share data and per share data)

	Ordinary shares		Additional paid-in Capital	Statutory reserves	Retained earnings/ (Accumulated deficit)	Accumulated Other comprehensive income/(loss)	Total
	Shares	Amount
		US$	US$	US$	US$	US$	US$
Balance as of December 31, 2010	79,124,394	20	474	—	(486)	(70)	(62)
Net loss	—	—	—	—	(4,029)	—	(4,029)
Share-based compensation	—	—	207	—	—	—	207
Redeemable Preferred Shares redemption value accretion	—	—	(716)	—	—	—	(716)
Appropriations to statutory reserves	—	—	—	39	(39)	—	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	49	49
Others	—	—	41	—	—	—	41

Balance as of December 31, 2011	79,124,394	20	6	39	(4,554)	(21)	(4,510)

Net income	—	—	—	—	8,104	—	8,104
Share-based compensation	—	—	264	—	—	—	264
Redeemable Preferred Shares redemption value accretion	—	—	—	—	(1,688)	—	(1,688)
Appropriations to statutory reserves	—	—	—	250	(250)	—	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	37	37

Balance as of December 31, 2012	79,124,394	20	270	289	1,612	16	2,207

Net income	—	—	—	—	25,004	—	25,004
Share-based compensation	—	—	32,792	—	—	—	32,792
Redeemable Preferred Shares redemption value accretion	—	—	—	—	(1,795)	—	(1,795)
Repurchase of vested options	—	—	(410)	—	(423)	—	(833)
Appropriations to statutory reserves	—	—	—	160	(160)	—	—
Foreign currency translation adjustments, net of nil tax	—	—	—	—	—	1,101	1,101

Balance as of December 31, 2013	79,124,394	20	32,652	449	24,238	1,117	58,476

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	For the Year Ended December 31,
	2011	2012	2013
	US$	US$	US$

Cash flows from operating activities:
Net income/(loss)	(4,029)	8,104	25,004
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Share-based compensation	207	264	32,792
Inventory write-down	18	395	527
Depreciation and amortization expenses	169	697	1,329
Deferred tax benefit	(1,826)	(280)	(762)
Foreign exchange loss	53	8	58
Disposal of property, equipment and software	—	—	69
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable, net	(3,206)	1,881	(1,197)
Amount due from related parties	—	(1,333)	1,383
Inventories	575	(15,052)	(17,706)
Advance to suppliers	(5)	(3,269)	(18,659)
Prepayments and other assets	(934)	(8,239)	108
Accounts payable	273	37,459	48,004
Amount due to related parties	—	—	160
Advance from customers	2,534	2,702	(1,285)
Tax payable	2,577	930	11,897
Accrued expenses and other current liabilities	1,585	3,093	3,084

Net cash provided by/(used in) operating activities	(2,009)	27,360	84,806

Cash flows used in investing activities:
Purchases of short term investments	—	(3,960)	(4,975)
Maturity of short term investment	—	—	4,975
Purchases of property, equipment and software	(595)	(2,124)	(4,643)
Business acquisition payment, net of cash acquired	(1,432)	(517)	—

Net cash used in investing activities	(2,027)	(6,601)	(4,643)

Cash flows from financing activities:
Issuance of Series A-2 Redeemable Preferred Shares	4,500	—	—
Issuance of Series B Redeemable Preferred Shares	6,000	—	—
Issuance cost of Redeemable Preferred Shares	(360)	—	—
Repurchase of vested options	—	—	(833)

Net cash provided by/(used in) financing activities	10,140	—	(833)

Effect of exchange rate changes on cash and cash equivalents	50	88	2,108
Net increase in cash and cash equivalents	6,154	20,847	81,438
Cash and cash equivalents at the beginning of the period	2,963	9,117	29,964

Cash and cash equivalents at the end of the period	9,117	29,964	111,402

Supplemental disclosures of cash flow information:
Cash paid for income taxes	—	1,466	6,993

The accompanying notes are an integral part of these consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except for share data and per share data)

1. Organization and principal activities

Jumei International Holding Limited (the “Company”), through its consolidated subsidiaries and variable interest entity (“VIE”) and VIE’s subsidiary (collectively referred to as the “Group”) is primarily engaged in the operation to sell or to facilitate third party merchants to sell beauty products, apparel and other lifestyle products in the People’s Republic of China (the “PRC” or “China”) on its website Jumei.com and through its mobile application.

The Group generates merchandise sales which is when the Group acts as principal for the direct sales of beauty products to customers. Additionally, the Group generates marketplace services revenue which is when the Group acts as the service provider for other merchants and charges third-party merchants fees for the sale of beauty products, apparel and other life style products, through the Group’s internet platform.

The details of the subsidiaries, VIE and the subsidiary of the VIE as of December 31, 2013 are set out below:

Direct subsidiaries	Equity interest held	Place and date of incorporation
Jumei Hongkong Limited (“Jumei Hongkong”)	100%	Hong Kong, September 6, 2010
Shanghai Paddy Commerce and Trade Co., Ltd. (“Shanghai Paddy”)	100%	China, June 19, 2012
Beijing Silvia Technology Service Co., Ltd. (“Beijing Jumei”)	100%	China, March 4, 2011
Chengdu Jumei Youpin Science and Technology Co., Ltd. (“Chengdu Jumei”)	100%	China, July 19, 2012
Tianjin Qianmei International Trading Co., Ltd. (“Tianjin Qianmei”) (Formerly known as Tianjin Darren Trading Co., Ltd.)	100%	China, March 25, 2013
Tianjin Cyril Information Technology Co., Ltd. (“Tianjin Cyril”)	100%	China, March 22, 2013
Tianjin Venus Technology Co., Ltd (“Tianjin Venus”)	100%	China, December 30, 2013
Jumei Hongkong Holding Limited (“Jumei Hongkong Holding”)	100%	Hong Kong, March 25, 2014

Variable Interest Entities	Equity interest indirectly held	Place and date of incorporation or acquisition
Reemake Media Co., Ltd. (“Reemake Media” or “VIE”)	100%	China, August 5, 2009
Beijing Shengjinteng Network Science and Technology Co., Ltd. (“Beijing Shengjinteng”)	100%	China, acquired on January 16, 2011

Prior to April 2011, the Group carried out its operations through Reemake Media, a PRC entity incorporated in August 2009 by the Group’s founders. In January 2011, Reemake Media acquired 100% of the equity interests in Beijing Shengjinteng Network Science and Technology Co., Ltd., or Beijing Shengjinteng.

In August 2010, the Company was incorporated by Reemake Media’s shareholders under the laws of the Cayman Islands as the holding company of the Group in order to facilitate international financing. In September 2010, the Company established a wholly-owned Hong Kong subsidiary, Jumei Hongkong Limited to be the intermediate holding company. In March 2011, Jumei Hongkong Limited established a wholly-owned PRC subsidiary, Jumei Youpin (Beijing) Science and Technology Services Co., Ltd., or Beijing Jumei, which was a wholly foreign owned enterprise (“WOFE”) and subsequently was renamed as Beijing Silvia Technology Service Co., Ltd.

Through Beijing Jumei, the Group obtained control over Reemake Media in April 2011 by entering into a series of contractual arrangements with Reemake Media and the shareholders of Reemake Media. The above

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

1. Organization and principal activities (continued)

series of transactions were accounted for as a reorganization of the Group (“Reorganization”) which was in a manner similar to a pooling of interest with assets and liabilities at their historical amounts in the Group’s consolidated financial statements. As such, the Group’s consolidated financial statements were prepared as if the current corporate structure had been in existence for all period presented.

Variable interest entities

In order to comply with the PRC laws and regulations which prohibit foreign control of companies involved in the provision of internet content, the Group operates its website and provides online sales in the PRC through its VIE, Reemake Media. The equity interests of Reemake Media are legally held by certain shareholders of the Company (“Nominee Shareholders”). The Company obtained control over Reemake Media through Beijing Jumei in April 2011 by entering into a series of contractual arrangements with Reemake Media and the Nominee Shareholders of Reemake Media. These Contractual Agreements include a Shareholders’ Voting Rights Agreement, an Exclusive Consulting and Service Agreement, an Exclusive Purchase Option Agreement and an Equity Pledge Agreement (“Contractual Agreements”). As a result of these contractual Arrangements, the Group maintains the ability to exercise effective control over Reemake Media, receive substantially all of the economic benefits and have an exclusive option to purchase all or part of the equity interests in Reemake Media when and to the extent permitted by PRC law at the minimum price possible. The Group concluded that Reemake Media is the VIE of the Group, of which the WOFE is the primary beneficiary. As such, the Group consolidated the financial results of Reemake Media in the Group’s consolidated financial statements. Refer to Note 2(a) to the consolidated financial statements for the principles of consolidation.

The following is a summary of the Contractual Agreements:

•    Shareholders’ Voting Rights Agreement

On April 8, 2011, Beijing Jumei, Reemake Media and the shareholders of Reemake Media entered into a shareholders’ voting rights agreement. Pursuant to the shareholders’ voting rights agreement, each of the shareholders of Reemake Media appointed Beijing Jumei’s designated person as their attorney-in-fact to exercise all shareholder rights, including, but not limited to, attending the shareholders’ meeting, voting all matters of Reemake Media requiring shareholder approval, appointing or removing directors and executive officers, and disposing of all or part of the shareholder’s equity interests in Reemake Media. Through this agreement, Beijing Jumei has the power to direct the activities that most significantly impact Reemake Media including appointing key management, setting up budgets and policies, transferring profits or assets out of Reemake Media, and setting the price for the services provided to Reemake Media. The shareholders’ voting rights agreement will remain in force for an unlimited term, unless all the parties to the agreement mutually agree to terminate the agreement in writing.

•    Exclusive Consulting and Service Agreement

Under the exclusive consulting and services agreement between Beijing Jumei and Reemake Media, dated April 8, 2011, Beijing Jumei has the exclusive right to provide to Reemake Media consulting and services related to all technologies needed for Reemake Media’s business. Beijing Jumei owns the exclusive intellectual property rights created as a result of the performance of this agreement. Reemake Media agrees to pay Beijing Jumei an annual service fee. In addition, Beijing Jumei may provide other technology services specified by Reemake Media from time to time, and charge Reemake Media for the services. This agreement will remain effective for an unlimited term, unless Beijing Jumei and Reemake Media mutually agree to terminate the agreement in writing, or the agreement is required to be terminated by applicable PRC laws. Reemake Media is not permitted to terminate the agreement in any event unless required by applicable laws.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

1. Organization and principal activities (continued)

•    Exclusive Purchase Option Agreement

On April 8, 2011, Beijing Jumei, Reemake Media and the shareholders of Reemake Media entered into an exclusive purchase option agreement. Pursuant to the exclusive purchase option agreement, each of the shareholders of Reemake Media irrevocably granted Beijing Jumei an exclusive option to purchase, or have its designated person, to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholders’ equity interests in Reemake Media. The purchase price was set equal the amount that the shareholders contributed to Reemake Media as registered capital for the equity interests to be purchased, or be the lowest price permitted by applicable PRC law. In addition, Reemake Media granted Beijing Jumei an exclusive option to purchase, or have its designated person, to purchase, at its discretion, to the extent permitted under PRC law, all or part of Reemake Media’s assets at the lowest price permitted by applicable PRC law. Without the prior written consent of Beijing Jumei, Reemake Media may not increase or decrease the registered capital, dispose of its assets, terminate any material contract or enter into any contract that is in conflict with its material contracts, appoint or remove any management members, distribute dividends to the shareholders, guarantee its continuance, amend its articles of association or provide any loans to any third parties. The shareholders of Reemake Media agree that, without the prior written consent of Beijing Jumei, they will not transfer or otherwise dispose of their equity interests in Reemake Media or create or allow any encumbrance on the equity interests.

•    Equity Pledge Agreement

On April 8, 2011, Beijing Jumei, Reemake Media and the shareholders of Reemake Media entered into an equity pledge agreements, as amended on August 6, 2011. Pursuant to the equity pledge agreements, each of the shareholders of Reemake Media pledged all of their equity interests in Reemake Media to guarantee their and Reemake Media’s performance of their obligations under the contractual arrangements including, but not limited to, the exclusive consulting and services agreement, exclusive purchase option agreement and shareholders’ voting rights agreement. If Reemake Media or its shareholders breach their contractual obligations under these agreements, Beijing Jumei, as pledgee, will have the right to dispose of the pledged equity interests or to transfer the pledged equity interests to any person designated by Beijing Jumei. The shareholders of Reemake Media agree that, during the term of the equity pledge agreements, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests, and they also agree that Beijing Jumei’s rights relating to the equity pledges shall not be prejudiced by the legal actions of the shareholders, their successors or their designatees. During the term of the equity pledge agreements, Beijing Jumei has the right to receive all of the dividends and profits distributed on the pledged equity interests. The equity pledges will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law and will remain effective until Reemake Media and its shareholders discharge all their obligations under the contractual arrangements. The Group has completed the registration of the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

On January 24, 2014, the Shareholders’ Voting Rights Agreement, the Exclusive Purchase Option Agreement and the Equity Pledge Agreements relating to Reemake Media were amended and restated to reflect the change of Nominee Shareholders’ holding in the VIE entity. No other material terms or conditions of these agreements were changed or altered. There was no impact to the Group’s effective control over Reemake Media and the Group continued to consolidate Reemake Media.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

1. Organization and principal activities (continued)

Risks in relation to the VIE structure

The following are financial statement amounts and balances of the Group’s consolidating the VIE and the VIE’s subsidiary as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013.

	As of December 31,
	2012	2013
	US$	US$
Cash and cash equivalents	9,723	29,170
Short-term investments	3,977	4,100
Accounts receivable, net	567	1,243
Amount due from related parties (Note 16)	1,339	—
Inventories	5,063	2,300
Advances to suppliers	39	7,418
Prepayments and other current assets	7,800	2,263
Total deferred tax assets	444	594
Property, equipment and software, net	1,502	4,627
Other non-current assets	144	1,969

Total assets	30,598	53,684

Accounts payable	7,105	10,482
Amount due to related parties	—	280
Amount due to the companies of the Group	17,999	27,341
Advances from customers	711	—
Taxes payable	3,208	5,488
Accrued expenses and other current liabilities	3,986	6,879

Total liabilities	33,009	50,470

	For the Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Total net revenue	5,688	172,949	119,235
Net income/(loss)	(4,077)	1,855	3,097
Net cash provided by in operating activities	2,194	12,466	15,062
Net cash (used in)/provided by investing activities	(331)	(5,594)	4,385
Net increase in cash and cash equivalents	1,863	6,872	19,447

In accordance with the contractual arrangements, Beijing Jumei has the power to direct activities that most significantly impact the VIE and the VIE’s subsidiary, including appointing key management, setting up budgets and policies, and transferring profit or assets out of the VIE and the VIE’s subsidiary at its discretion. Therefore, Beijing Jumei considers that it has the right to receive benefits from the VIE and the VIE’s subsidiary and there is no asset in the VIE and the VIE’s subsidiary that can be used only to settle obligations of the VIE and the VIE’s subsidiary except for registered capitals of the VIE and the VIE’s subsidiary amounting to US$184 and US$184 as of December 31, 2012 and 2013. As Reemake Media is incorporated as a limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of Beijing Jumei for all the liabilities of Reemake Media and Beijing Jumei does not have the obligation to assume the liabilities of Reemake Media.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

1. Organization and principal activities (continued)

The Group has determined that the contractual arrangements among the Beijing Jumei, Reemake Media and its shareholders are in compliance with PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements and if the shareholders of Reemake Media were to reduce their interest in the Group, their interests may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Group’s ability to control Reemake Media also depends on the right under the Shareholders’ Voting Rights Agreement to vote on all matters requiring shareholder approval in Reemake Media. As noted above, the Group believes the Shareholders’ Voting Rights Agreement is legally enforceable but may not be as effective as direct equity ownership.

If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of Reemake Media or the right to receive their economic benefits, the Group would no longer be able to consolidate Reemake Media and its subsidiary. The Group believe the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with the VIE and its subsidiary is remote.

There is no VIE where the Group has variable interest but is not the primary beneficiary. Currently there is no contractual arrangement that could require the Group to provide additional financial support to the VIE.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

2. Principal Accounting Policies

(a) Basis of presentation and principles of consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the VIE’s subsidiary for which the Company is the ultimate primary beneficiary and has control through contracts.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, exercise effective control over, bears the risks of, and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIE and VIE’s subsidiary have been eliminated upon consolidation.

(b) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates and assumptions reflected in the Group’s consolidated financial statements mainly include consolidation of the VIE, gross versus net revenue recognition, sales returns, vendor incentives, share-based compensation, uncertain tax positions, realization of deferred tax, fair value of assets and liabilities acquired in business acquisition, assessment for impairment of long-lived assets and goodwill, inventory valuation for excess and obsolete inventories and lower of cost and market of inventories. Changes in facts and circumstances may result in revised estimates.

(c) Foreign currency translation

The Group uses United States dollar (“US$”) as its reporting currency. The functional currency of the Company and its subsidiary incorporated in Hong Kong is US$, while the functional currency of the other entities in the Group is Renminbi (“RMB”). In the consolidated financial statements, the financial information of the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiary, which use RMB as their functional currency, have been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the consolidated statement of changes in shareholders’ equity/ (deficit). Total foreign currency translation adjustment incomes, net of tax, were US$49, US$37 and US$1,101 for the years ended December 31, 2011, 2012 and 2013 respectively.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

2. Principal Accounting Policies (continued)

balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive loss. Total exchange losses were US$53, US$8 and US$58 for the years ended December 31, 2011, 2012 and 2013 respectively.

(d) Fair value

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, short-term investments, accounts receivable, net, amount due from related parties, prepayments and other current asset, accounts payable and accrued expenses and other current liabilities. As of December 31, 2012 and 2013, the carrying values of these financial instruments approximated to their fair values due to the short-term maturity of these instruments.

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The Group adopted ASC 820, Fair Value Measurements and Disclosure. ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Although the adoption of ASC 820 did not impact the Group’s financial condition, results of operations or cash flows, ASC 820 requires additional disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs that are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

(e) Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits, which have original maturities of three months or less and are readily convertible to known amounts of cash.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

2. Principal Accounting Policies (continued)

(f) Short-term investments

Short-term investments comprise of the time deposits placed with banks with original maturities longer than three months but within one year.

(g) Accounts receivable, net

Accounts receivable, net is carried at realizable value. The Group considers many factors in assessing the collectability of its receivables, such as, the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable, net balances are written off after all collection efforts have been exhausted. No significant bad debt losses have been incurred historically.

(h) Inventories

Inventories consisting of products available for sell, are stated at the lower of cost or market. Cost of inventory is determined using the weighted average cost method. Inventory reserve is recorded to write down the cost of inventory to the estimated market value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the Consolidated Statements of Comprehensive Income/(Loss).

(i) Property, equipment and software, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property, equipment and software are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Classification	Estimated useful lives
Electronic equipment	3 years
Servers	4 years
Office furniture, Vehicles & logistics equipment	5 years
Leasehold improvement	Shorter of expected lives of leasehold improvements and lease term
Software	5 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the Consolidated Statements of Comprehensive Income/(Loss).

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

2. Principal Accounting Policies (continued)

(j) Intangible assets, net

The Group performs valuation of the intangible assets arising from business acquisition to determine the relative fair value to be assigned to each asset acquired. The acquired intangible assets are recognized and measured at fair value and are expensed or amortized using the straight-line approach over the assets estimated economic useful lives as follows:

Estimated average useful lives
Domain names and non-compete agreements	2 years
Customer relationship	5 years

Amortization expenses for the years ended December 31, 2011, 2012 and 2013 were US$119, US$122 and US$21, respectively.

(k) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business acquisition.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. Commencing in September 2011, in accordance with the FASB revised guidance on “Testing of Goodwill for Impairment,” a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. As of December 31, 2012 and 2013, the Group performed the qualitative analysis for the goodwill arising from the acquisition of Beijing Shengjinteng taking into consideration the events and circumstances, such as macroeconomic conditions, industry and market conditions, cost factors, overall financial performance and growth, in addition to other entity-specific factors. As a result of the assessment performed, the Group determined that based on the above mentioned qualitative factors, the carrying value of the reporting unit was not more likely than not greater than its fair value and it was not necessary to perform a quantitative goodwill impairment test. The Group further concluded that no impairment of goodwill existed at December 31, 2011, 2012 or 2013.

(l) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to result

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

2. Principal Accounting Policies (continued)

from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying value of the asset, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over its fair value. No impairment charge was recognized for the periods presented.

(m) Leases

Each lease is classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the leaser at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group had no capital leases for any of the periods presented.

(n) Revenue recognition

Revenues come primarily from merchandise sales and marketplace services. The Group generates revenues from merchandise sales when the Group acts as principal for the direct sales of beauty products to customers. The Group generates revenues from marketplace services when the Group acts as the service provider for other vendors and charges third-party merchant fees for the sales of their products, which include beauty products, apparel and other life style products, through the Group’s internet platform. The Group collects cash from customers before or upon deliveries of products mainly through banks, third party online payment platforms or delivery companies. Cash collected from customers before product delivery is recognized as advances from customers first and then recognized as revenue upon deliveries and acceptances by customers.

Revenues from merchandise sales and marketplace services are recognized when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured.

The Group recognizes merchandise sales revenues upon acceptance of delivery of products by customers. Marketplace service revenues primarily consist of fees charged to third-party merchants for selling their products through our internet platform and fees for providing fulfillment services. The Group recognizes marketplace service revenues upon acceptances of deliveries by customers for sales that the Group provides fulfillment services or upon shipping by third party merchants for sales for which the Group doesn’t provide fulfillment services. For customer orders and cash collected from customers before delivery, the Group accounts for it in advance from customers.

The Group considers several factors in determining whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as service fees. Generally, when the Group is the primary obligor in a transaction, is subject to substantial inventory risk, and has latitude in establishing prices, revenues are recorded at the gross sales price. If the Group does not have substantial inventory risk or latitude in establishing prices and amounts earned are determined using a predetermined service rate, the Group records the net amounts as marketplace service fees earned.

Sales allowances, which reduce revenues, are estimated using management’s best estimate based on historical experience. Revenues are recorded net of value-added taxes, business taxes and surcharges.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

2. Principal Accounting Policies (continued)

(o) Discount coupons and prepaid cards

The Group periodically provides discount coupons to its customers for use in purchases that require a minimum transaction value. Coupons may also be granted to customers to incentivize a current purchase or a future purchase. Discounts for purchases are treated as a reduction of revenue for the related transaction. The right to purchase discounted products in the future is not considered an element of an arrangement within the scope of the multiple-element arrangements guidance in ASC 605, Revenue Recognition, as the right does not represent a significant and incremental customer discount. Discounts for future purchases, when accepted by the customer, are treated as a reduction of revenue when the future transaction is recognized. The Group also sells prepaid cards with discount. The discount is treated as a reduction of revenue when the prepaid card is used. The prepaid cards have no expiration date. Cash receipts from the sale of prepaid cards are initially recorded as Advances from customers which is a current liability on the Company’s Consolidated Balance Sheet.

(p) Customer loyalty program

Customers may earn loyalty program points from the purchases from the Group. Customers may redeem the loyalty points for certain promotional products or discount coupons to be used on future purchases. The Company accrues for the estimated incremental cost of redeeming the benefits at the time the benefits are earned by the customer. Estimated incremental costs have been insignificant since the inception of the respective loyalty programs.

(q) Cost of revenues

Cost of revenue consists primarily of cost of merchandise sold and inventory write-downs. The cost of revenues does not include shipping and handling expenses, payroll, bonus and benefits of logistic staff or logistic centers rental expenses, therefore our cost of revenues may not be comparable to other companies which include such expenses in their cost of revenues.

(r) Vendor incentives

The Group periodically receives consideration from certain vendors, representing rebates for products purchased over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ merchandizes and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ merchandizes. The Group accounts for the rebates received from its vendors as a reduction to the price it pays for the merchandizes purchased and therefore the Group records such amounts as a reduction of cost of revenues when recognized in the Consolidated Statements of Comprehensive Income/(Loss). Rebates are earned when meeting minimum purchase thresholds specified in the contracts. When rebates can be reasonably estimated based on the Group’s past experience and current forecasts, a portion of the rebate is recognized as the Group makes progress towards the purchase threshold.

(s) Fulfillment expenses

Fulfillment expenses represent those costs incurred in shipping and operating and staffing the Group’s fulfillment and customer service centers, including costs attributable to receiving, inspecting, and warehousing inventories; picking, packaging, and preparing customer orders for shipment; collecting payments from customers and responding to inquiries from customers. Fulfillment also includes amounts payable to third parties that assist the Group in payment collections, fulfillment and customer service operations. The shipping costs included in fulfillment expenses were US$5,500, US$14,285 and US$25,237 for the years ended December 31, 2011, 2012 and 2013, respectively.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

2. Principal Accounting Policies (continued)

(t) Marketing expenses

Marketing expenses mainly consist of advertising costs, promotion expenses, payroll and related expenses for employees engaged in marketing activities. Advertising costs, which primarily spend on online and offline advertisements, are expensed when the services are received. The advertising expenses were US$9,215, US$35,907 and US$50,170 for the years ended December 31, 2011, 2012 and 2013, respectively.

(u) Technology and content expenses

Technology and content expenses mainly consist of payroll and related costs for employees involved in application development, category expansion, editorial content production and system support, as well as server charges and costs associated with telecommunications.

(v) General and administrative expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal, procurement, business development and human resources, professional fees and other general corporate costs as well as costs associated with the use by these functions of facilities and equipment, such depreciation and rent expenses.

(w) Share-based compensation

Awards granted to the Founders and employees are measured at the grant date based on the fair value of the award and are recognized as expenses using straight line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

The Binomial option pricing model is used to measure the fair value of the awards. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, expected forfeiture rate, risk-free interest rates, contract life and expected dividends.

A change in any of the terms or conditions of stock options shall be accounted for as a modification of the options. Therefore, the Group calculates incremental compensation cost of a modification as the excess of the fair value of the modified options over the fair value of the original options immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested share options, the Group would recognize incremental compensation cost in the period the modification occurs. For unvested share options, the Group would recognize the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award over the remaining requisite service period.

Share-based awards to non-employees are recognized as compensation expenses ratably over the requisite service periods. The Group measures the cost of non-employee services received in exchange for share-based awards based on the fair value of the awards issued using the binominal pricing model. The Group measures the fair value of the awards in these transactions using the fair value of underlying common shares and other measurement assumptions on the measurement date, which is determined as the earlier of the date at which a commitment for performance by the counterparty to earn the awards is reached, or the date at which the counterparty’s performance is complete.

The Group measures the awards at their then-current fair values at each of the financial reporting dates, and attributes the changes in those fair values over the future services period.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

2. Principal Accounting Policies (continued)

(x) Employee benefits

The Company’s subsidiary, the VIE and the VIE’s subsidiary in China participate in a government mandated, multi-employer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying Consolidated Statements of Comprehensive Income/(Loss) amounted to US$731, US$2,187 and US$3,579 for the years ended December 31, 2011, 2012 and 2013, respectively.

(y) Income taxes

Current income taxes are provided on the basis of net income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of comprehensive income/(loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under others, net in its Consolidated Statement of Comprehensive Income/(Loss). As of December 31, 2012 and 2013, the Group did not have any material unrecognized uncertain tax positions.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

(z) Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

2. Principal Accounting Policies (continued)

(aa) Earnings/(loss) per share

Earnings/(loss) per share is calculated in accordance with ASC 260, Earnings Per Share. Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between common shares and other participating securities base on their participating rights. All Preferred Shares are considered as participating securities as they all have right to participate in subsequent distribution among Ordinary Shares on pro rata basis as if they were converted to Ordinary Shares, after receiving preferred shares dividends. Preferred Shares will not participate in loss. In computing basic earnings per ordinary share using two-class method, if the pro rata income to Preferred Shares on a converted basis is less than the accretion value, there would be no income allocation to Preferred Shares; If the pro rata income to Preferred Shares on a converted basis is greater than the accretion value, the income allocation to Preferred Shares equals to the pro rata income to Preferred Shares minus the accretion value. Diluted earnings/(loss) per share reflects the potential dilution that could occur if securities to issue ordinary shares were exercised. The dilutive effect of convertible Redeemable Preferred Shares and outstanding share-based awards is reflected in the diluted earnings/(loss) per share by application of the if-converted method and treasury stock method, respectively. Dilutive equivalent shares are excluded from the computation of diluted earnings/(loss) per share if their effects would be anti-dilutive.

(ab) Statutory reserves

The Group’s subsidiaries, VIE and VIE’s subsidiary established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Group’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from its after-tax profit (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including general reserve fund, the enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriation to the enterprise expansion fund and staff bonus and welfare fund is made at the company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s VIE and VIE’s subsidiary registered as Chinese domestic company must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses or increases the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of employees. All these reserves are not allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2011, 2012 and 2013, profit appropriation to statutory funds for the Group’s entities incorporated in the PRC was approximately US$39, US$250 and US$160, respectively. No appropriation to other reserves was made for any of the periods presented.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

2. Principal Accounting Policies (continued)

(ac) Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of revenue, cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

(ad) Recently issued accounting pronouncements

In July 2013, the FASB issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carryforward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

In January 2014, the FASB issued ASU 2014-02, “Intangibles—Goodwill and Other”, which is an update allowing an accounting alternative for the subsequent measurement of goodwill. An entity within the scope of the amendments that elects the accounting alternative in this Update should amortize goodwill on a straight-line basis over 10 years, or less than 10 years if the entity demonstrates that another useful life is more appropriate. The guidance is effective for fiscal years beginning after December 15, 2015 and for interim periods within that fiscal year. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

3. Risks and concentration

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, accounts receivable, net and other receivables.

The Group expects that there is no significant credit risk associated with cash and cash equivalents and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIE and VIE’s subsidiary are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

Accounts receivable results primarily from using third party online payment platforms to collect payments from customers in the PRC. The aging of most accounts receivable is within one week. Although accounts receivable is generally unsecured, the risk is considered to be low.

Concentration of customers and suppliers

There are no customers or suppliers from whom revenue or purchases individually represent greater than 10% of the total revenues or the total purchases for the periods presented.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

3. Risks and concentration (continued)

Foreign currency risk

The Group’s operating transactions and its assets and liabilities are mainly denominated in RMB, which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents and short-term investments denominated in RMB that are subject to such government controls amounted to US$29,051 and US$112,435 as of December 31, 2012 and 2013, respectively. The value of the RMB is subject to changes by the central government policies and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

4. Fair value measurement

As of December 31, 2012 and 2013, information about inputs into the fair value measurements of the Group’s assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		As of December 31,
Financial instruments	Fair value	2012	2013
		US$	US$
Bank time deposits with an original maturity of three months or less	Significant other observable Inputs (Level 2)	7,159	7,381
Bank time deposits with an original maturity more than three months but within one year	Significant other observable Inputs (Level 2)	3,977	4,100

Total		11,136	11,481

5. Business acquisition

On January 15, 2011, the Group acquired 100% of the equity interests in Beijing Shengjinteng. The acquisition consideration was US$ 2,700 based on arms’ length negotiations between the Group and the equity holders of Beijing Shengjinteng. The main purpose of the acquisition was to enhance the Group’s market position and share. The acquisition consideration is being made in three installment payments.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

5. Business acquisition (continued)

The acquisition had been accounted for as a business acquisition and the results of operations of Beijing Shengjinteng from the acquisition date have been included in the Group’s consolidated financial statements. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on independent appraisal reports and management’s experience with similar assets and liabilities. The allocation of the purchase price is as follows:

	US$	Weighted average amortization period at the acquisition date (in years)
Cash	125
Inventory	11
Current liability	(64)
Fixed assets, net	20
Identifiable intangible assets
- Domain names	198	2 years
- Customer relationship	90	5 years

Identifiable net assets acquired (a)	380

Cash consideration (b)	2,700

Goodwill (b-a)	2,320

The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill. Goodwill primarily represents the expected synergies from combining operations of the two companies. The goodwill is not expected to be deductible for tax purposes. No subsequent purchase price adjustment has been made.

In conjunction with the acquisition, the Company also granted 3,640,000 options at an exercise price of zero and fair value of US$0.095 per option to the founder of Beijing Shengjinteng. This option grant was subject to four-year service vesting schedule and was accounted for as share based compensation for employee services.

6. Prepayment and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2012	2013
	US$	US$
Prepaid advertising fees	7,442	6,184
Prepaid rental fees	118	436
Suppliers rebate	1,252	1,587
Prepaid vendor deposits	485	848
Other receivables	428	234

Total	9,725	9,289

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

7. Inventories

The following is a summary of Inventories:

	As of December 31,
	2012	2013
	US$	US$
General merchandise	15,037	33,397
Packing materials and others	126	198
Less: Inventory write down	(415)	(942)

Total	14,748	32,653

8. Property, equipment and software, net

The following is a summary of property, equipment and software, net:

	As of December 31,
	2012	2013
	US$	US$
Electronic equipment	1,039	2,471
Leasehold improvement	536	2,280
Servers	192	784
Office furniture, Vehicles & logistics equipment	358	1,144
Software	525	672

Total	2,650	7,351
Less: Accumulated depreciation	(635)	(1,957)

Net book value	2,015	5,394

Depreciation expenses for the years ended December 31, 2011, 2012 and 2013 were US$50, US$575 and US$1,308, respectively.

9. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2012	2013
	US$	US$
Payroll and employee benefits accruals	3,177	5,707
Deposits from service providers	302	2,507
Business acquisition payable	519	607
Server custody and bandwidth fee accruals	161	248
Others	679	766

Total	4,838	9,835

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

10. Taxation

(a) Value-Added Tax (VAT), Business Tax and related surcharges

Prior to January 1, 2012, the Group’s services revenues were subject to pay a business tax at a tax rate of 5%. The Ministry of Finance and the State Administration of Taxation implemented a VAT pilot program replacing the business tax, beginning with Shanghai on January 1, 2012 and expanding to other regions on September 1, 2012. The Group’s service revenues are now subject to VAT at a rate of 6%.

Under the PRC Provisional Regulations on Value-Added Tax the Group’s merchandize revenue are subject to VAT at the rate of 17% for revenues generated from sales of products, less any deductible VAT already paid or borne by such entity. The VAT balance is recorded in other current liabilities in the consolidated balance sheets.

(b) Income Taxes

The following table sets forth current and deferred portion of income tax expenses/(benefits) of the Group:

	For the Years Ended December 31,
	2011	2012	2013
	US$	US$	US$
Current tax provision	(1,351)	(2,420)	(15,064)
Deferred tax benefit	1,826	280	761

Income tax benefit/(expenses)	475	(2,140)	(14,303)

Cayman Islands (“Cayman”)

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% since January 1, 2010. The operations in Hong Kong have incurred net accumulated operating losses and no income tax provisions are recorded for the period presented.

PRC

Entities incorporated in the PRC are subject to the Corporate Income Tax Law (“CIT Law”) at a rate of 25%.

The CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the CIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

In April 2008, the State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the certification of High and New Technology Enterprises (“HNTE”) specifying the criteria and procedures. Reemake Media, the VIE, was granted as a HNTE in December 2012, and is entitled to the preferential enterprise income tax rate of 15% from 2012 through 2014.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

10. Taxation (continued)

According to the Notice on the Enterprise Income Tax regarding Deepening Implementation of Grand Development of the Western Region issued by the State Administration of Taxation, enterprises located in the western region of the PRC with principal revenue of over 70% generated from encouraged category of western region are entitled to a preferential income tax rate of 15% for ten years from January 1, 2011 to December 31, 2020. Chengdu Jumei, which is located within the western region of the PRC and meets the criteria as set forth in the notice, is entitled to the preferential income tax rate of 15% starting from 2013 upon approval by the relevant tax authority.

Reconciliation of the differences between statutory tax rate and the effective tax rate

Substantially all of the Group’s income/(loss) before tax is from the operations in the PRC.

The following table sets forth reconciliation between the statutory CIT rate and the effective tax rate:

	For the Years Ended December 31,
	2011		2012		2013

Statutory income tax rates	25%		25%		25%
Effect of preferential tax	—		(3%	)	(6%	)
Change in valuation allowance	(1%	)	(2%	)	1%
Permanent differences	(3%	)	1%		16%
Impact of changes in tax rate on deferred tax	(10%	)	—		—

Effective tax rate	11%		21%		36%

The permanent differences in 2013 were mainly attributable to non tax deductible share based compensation expenses.

There is no preferential tax in 2011, the aggregate amount of the preferential tax were US$234 and US$3,651 in 2012 and 2013, respectively, and the per share effect of the preferential tax were less than one cent and US$0.06 in 2012 and 2013, respectively.

Deferred tax assets

The following table sets forth the significant components of the aggregate deferred tax assets:

	As of December 31,
	2012	2013
	US$	US$
Current
Deferred tax assets:
Accrued payroll and other expenses	174	293
Less: valuation allowance	(2)	(1)

Total current deferred tax assets, net	172	292

Non-current
Deferred tax assets:
Net operating loss carry forwards	174	631
Excess advertising expenses carry forwards	1,625	1,963
Accrued payroll and other expenses	308	387
Others	62	46
Less: valuation allowance	(184)	(321)

Total non-current deferred tax assets, net	1,985	2,706

Total deferred tax assets, net	2,157	2,998

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

10. Taxation (continued)

Movement of valuation allowance

	As of December 31,
	2012	2013
	US$	US$
Current:
Balance at beginning of the period	(1)	(2)
Current period addition	(1)	1

Balance at the end of the period	(2)	(1)

Non-current:
Balance at beginning of the period	(24)	(184)
Current period addition	(160)	(137)

Balance at the end of the period	(184)	(321)

Uncertainty tax position

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2012 and 2013, the Group did not have any significant unrecognized uncertain tax positions. The Group does not anticipate any significant increase to our liability for unrecognized tax benefit within the next 12 months. Interest and penalties related to income tax matters, if any, is included in income tax expense.

Withholding tax on undistributed dividends

The CIT Law also imposes a withholding income tax of 10% on dividends distributed by an Foreign Investment Enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008.

Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

10. Taxation (continued)

The Group intends to reinvest all earnings indefinitely or be subject to a significant withholding tax should its policy change to allow for earnings distribution offshore. As of December 31, 2012 and 2013, the Group did not record any withholding tax on the retained earnings of its FIEs in the PRC as the Company intends to reinvest its earnings for use in the operation and expansion of its business in China. The unrecognized deferred tax liability for permanently reinvested earnings of the Group’s FIEs were US$718 and US$6,101 as of December 31, 2012 and 2013, respectively.

11. Redeemable Preferred Shares

On June 25, 2010, the Company issued equity interests with preferential rights for an aggregate consideration of US$457. In conjunction with the Reorganization in April 2011, the above equity interest was converted into 14,474,377 Series A-1 convertible Redeemable Preferred Shares (“Series A-1 Redeemable Preferred Shares”) for the above financing.

On April 8, 2011, upon the completion of the Reorganization, the Company issued 26,000,000 Series A-2 convertible Redeemable Preferred Shares (“Series A-2 Redeemable Preferred Shares”) for an aggregate consideration of US$6,500.

On November 18, 2011, the Company issued 5,571,428 Series B convertible Redeemable Preferred Shares (“Series B Redeemable Preferred Shares”) for an aggregate consideration of US$6,000.

The Series A-1, A-2 and B Redeemable Preferred Shares are collectively referred to as the “Redeemable Preferred Shares”. As of December 31, 2013, the Redeemable Preferred Shares are comprised of the following:

					As of December 31, 2013
Series	Issuance Date	Shares Issued	Issue Price per Share	Proceeds from Issuance	Shares Outstanding	Carrying Amount
			US$	US$		US$
A-1	June 25, 2010	14,474,377	0.03	457	14,474,377	647
A-2	April 8, 2011	26,000,000	0.25	6,500	26,000,000	8,854
B	November 18, 2011	5,571,428	1.0769	6,000	5,571,428	7,683

The Group has classified the Redeemable Preferred Shares in the mezzanine equity of the consolidated balance sheets because they are contingently redeemable. In addition, the Group records accretions on the Redeemable Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates.

The Group has determined that conversion and redemption features embedded in the Redeemable Preferred Shares are not required to be bifurcated and accounted for as a derivative. The Group has determined that there was no beneficial conversion feature attributable to any of the Redeemable Preferred Shares because the initial effective conversion prices of these Redeemable Preferred Shares were higher than the fair value of the Group’s ordinary shares determined by the Group with the assistance from an independent valuation firm.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

11. Redeemable Preferred Shares (continued)

The key terms of the Redeemable Preferred Shares are as follows:

Conversion

Each Redeemable Preferred Shares or each class of Redeemable Preferred Shares shall automatically be converted into ordinary shares based on a one-for-one basis upon the earlier of (i) the closing of a Qualified IPO or (ii) the date specified by written consent or agreement of the holders of at least fifty-one percent (51%) of the then outstanding Series A-1 Redeemable Preferred Shares (voting together as a separate class) or the holders of at least fifty-one percent (51%) of the then outstanding Series A-2 Redeemable Preferred Shares (voting together as a separate class) or the holders of at least fifty-one percent (51%) of the then outstanding Series B Redeemable Preferred Shares (voting together as a separate class), adjusting for any share splits, share dividends, share contributions, recapitalizations or the like.

A Qualified IPO is defined as a firm commitment underwritten registered public offering on an internationally recognized stock exchange market, that values the Company at least US$500,000 immediately prior to the closing of such offering and will bring gross offering proceeds, before deduction of underwriting discounts and commissions and registration expenses, of at least US$85,000, all of which shall be calculated based on the offering price in such public offering and the total number of the Company’s shares immediately after such public offering on fully diluted basis.

Redemption

Prior to the issuance of Series A-2 Redeemable Preferred Shares, the Series A-1 Redeemable Preferred Shares were redeemable, at the holders’ discretion if (i) the Group failed to consummate an initial public offering after six years since issuance date of Series A-1 Redeemable Preferred Shares, or (ii) there were a material breach by any of the Group’s entities or the Founder. The redemption price was to be the sum of (a) the original issue price of Series A-1 Redeemable Preferred Shares, (b) all declared but unpaid dividend, (c) a 17.2% per annum return.

Upon the issuance of the Series A-2 Redeemable Preferred Shares, the Series A-1 and A-2 Redeemable Preferred Shares are redeemable, at the holders’ discretion if (i) the date which is the 5th anniversary of the closing date, i.e. March 23, 2016, or (ii) there is a material breach by any of the Group’s entities or the Founder. The redemption price shall be the sum of (a) the original issue price of Series A-1 and A-2 Redeemable Preferred Shares, (b) all declared but unpaid dividend, (c) a 15% per annum return.

Upon the issuance of the Series B Redeemable Preferred Shares, the Series B Redeemable Preferred Shares were redeemable, at the holders’ discretion if (i) the date which is the 5th anniversary of the Closing Date, or (ii) there is a material breach by any of the Group’s entities or the Founder. The redemption price shall be the sum of (a) 150% of the original issue price of Series B Redeemable Preferred Shares, (b) all declared but unpaid dividend.

The carrying value of the Series A-1, Series A-2 and Series B Redeemable Preferred Shares were accreted from its carrying value on the date of issuance to the redemption value using the effective interest method over the period from date of issuance to the earliest redemption date. The accretions were recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

11. Redeemable Preferred Shares (continued)

The following table sets forth the changes of Redeemable Preferred Shares for the years ended December 31, 2011, 2012 and 2013:

	Series A-1 Redeemable Preferred Shares		Series A-2 Redeemable Preferred Shares		Series B Redeemable Preferred Shares		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Amount
		US$		US$		US$	US$
As at December 31, 2010	14,474,377	485	—	—	—	—	485
Issuance	—	—	26,000,000	6,500	5,571,428	6,000	12,500
Redeemable Preferred Shares redemption value accretion	—	51	—	573	—	92	716

As at December 31, 2011	14,474,377	536	26,000,000	7,073	5,571,428	6,092	13,701
Redeemable Preferred Shares redemption value accretion	—	53	—	849	—	786	1,688

As at December 31, 2012	14,474,377	589	26,000,000	7,922	5,571,428	6,878	15,389
Redeemable Preferred Shares redemption value accretion	—	58	—	932	—	805	1,795

As at December 31, 2013	14,474,377	647	26,000,000	8,854	5,571,428	7,683	17,184

Liquidation

Prior to the issuance of Series A-2 Redeemable Preferred Shares, in the event of any liquidation, the holders of the Series A-1 Redeemable Preferred Shares were entitled to receive an amount, which was to be the sum of (a) the original issue price of Series A-1 Redeemable Preferred Shares, (b) all declared but unpaid dividend, (c) a 17.2% per annum return.

Upon the issuance of Series A-2 Redeemable Preferred Shares in April 2011, in the event of any liquidation, the holders of the Series A-1 and A-2 Redeemable Preferred Shares are entitled to receive, prior to any distribution to the holders of the ordinary shares or any other class or series of shares then outstanding, an amount per Preferred Share equal to (a)150% of Preferred Share Issue Price(as adjusted for any share splits, share dividends, share combinations, recapitalization or the like), plus any accumulated but unpaid dividends thereon, provided that the proceeds resulting from such liquidation, dissolution or winding up is less than US$100,000 or (b) the Original Issue Price (as adjusted) plus any accumulated but unpaid dividends, provided that the proceeds is equal to or more than US$100,000.

In association with the issuance of the Series B Redeemable Preferred Shares, all Redeemable Preferred Shares are entitled to receive an amount equal to 100% of the original purchase price plus all declared but unpaid dividends prior to any distribution to the holders of the ordinary share.

Upon the issuance of Series A-2 Redeemable Preferred Shares, the decrease of the redemption price upon liquidation for the Series A-1 Redeemable Preferred Shares was deemed to be a modification, which resulted in a transfer of wealth from the existing preferred shareholders to other preferred shareholders. Transfers among shareholders are not recorded in the Group’s consolidated financial statements.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

11. Redeemable Preferred Shares (continued)

Dividends

Each holder of the Redeemable Preferred Shares are entitled to receive dividends, out of any funds legally available therefor, (a) prior and in preference to any declaration or payment of any dividend on the Ordinary Shares, carried at the rate of eight percent (8%) per annum of the applicable Original Preferred Issue Price (as adjusted and as the case may be), for each such Share held by such holder. Such dividends are accrued when, as and if declared by the Board; (b) participate in any subsequent distribution among the Ordinary Shares pro rata based on the number of Ordinary Shares held by each Preferred Shareholder (calculated on an as-converted basis).

Voting rights

The holders of Redeemable Preferred Shares vote together with the holders of ordinary shares, and not as a separate class, on all matters put before the shareholders of the Company, on an as-if-converted to ordinary share basis.

12. Ordinary shares

On August 11, 2010, the Company issued 50,000 ordinary shares. On April 8, 2011, the Company made a 4,000-for-1 share split whereby all of our 50,000 then issued and outstanding ordinary shares of a par value of $1.00 each were converted into 200,000,000 shares of a par value of $0.00025 each. Concurrently, the Company repurchased and retired 130,924,549 ordinary shares proportionally from the then existing shareholders. The above two transactions resulted in a 1,382-for-1 share split. Subsequently, various numbers of ordinary shares were reserved to share-based compensation award recipients and Preferred Shareholders.

The common shares reserved for issuance upon conversion of Redeemable Preferred Shares and future exercise of options were as follows:

	As of December 31,
	2012	2013
	Shares	Shares
Reserved for conversion of the Redeemable Preferred Shares	46,045,805	46,045,805
Reserved for future exercise of the options	10,401,229	10,401,229

	56,447,034	56,447,034

Under the shareholders agreement and the memorandum and articles of association that are currently in effect, Mr. Leo Ou Chen has the right to appoint three directors, the holders of our outstanding Series A-1 preferred shares and the holders of the Company’s outstanding Series B preferred shares have the right to jointly appoint one director, and the holders of a simple majority of the Company’s outstanding Series A-2 preferred shares have the right to appoint one director for a total of five Board members.

On December 31, 2013, all the shareholders of the Company adopted a resolution and all the directors of the Company also approved to implement a dual class voting structure (the “Dual Class Structure”). The Dual Class Structure will be implemented immediately prior to the completion of the initial public offering of the Company. Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company, and shall, at all times, vote together as one class on all matters submitted to a vote for Members’ consent. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

12. Ordinary shares (continued)

subject to the vote at general meetings of the Company. All of the Company’s shares held, directly or indirectly, by Mr. Leo Ou Chen and Mr. Yusen Dai, and their respective affiliates (including shares held by Super ROI Global Holding Limited, Pinnacle High-Tech Limited, or any other company, trust, nominee or agent, if any) will be immediately and automatically converted and re-designated into Class B ordinary shares on a one to one basis.

The Company believes that the incremental value for the super voting right is minimal as there is no change in control.

13. Share based compensation

Share Incentive Plan

In March 2011, Board of directors of the Company approved “2011 Global Share Plan” (the “Plan”). According to the Plan, 10,401,229 ordinary shares have been reserved to be issued to any qualified employees, directors and consultants as determined by the Board. The option will expire the earlier of (i) termination of service with the Company, (ii) the tenth anniversary of the grant date, unless an earlier time is set in the option award agreement.

Under the Plan, these options have exercise prices ranging from nil to US$1.2 per ordinary share. The options will be exercisable only if option holder continues employment or consultant provide services through each vesting date. Granted options will follow below vesting schedules, one fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and one forty-eight (1/48) of the shares subject to the option shall vest each month thereafter, subject to option holder continuing to be a service provider through each vesting date.

On December 31, 2013, 150,000 share options were granted to one consultant, with exercise price of US$1.07692. The options granted was subject to four-year service vesting schedule, with the same vesting schedules of other employees.

Service-based share options

The Company granted 4,472,000, 1,200,000 and 2,837,500 serviced-based share options to its officers director, and employees for the years ended December 31, 2011, 2012 and 2013, respectively. These awards generally vest over a four-year term. These awards are accounted for in accordance with ASC 718 Compensation—Stock Compensation.

Share-based compensation expenses related to service-based share options of US$91, US$178 and US$2,517 were recognized in the consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013, respectively. The unamortized compensation costs related to unvested awards not yet recognized were US$17,502 as of December 31, 2013, adjusted for estimated forfeitures, and weighted average period over which it would be recognized was 3.47 years. No income tax benefit was recognized in the statements of operations for share-based compensation arrangements for the years ended December 31, 2011, 2012 and 2013, as no tax deduction was claimed. There was no compensation cost capitalized as part of fixed assets for the years ended December 31, 2011, 2012 and 2013.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

13. Share based compensation (continued)

The summary of service-based share options activities under the Share Incentive Plan as of December 31, 2013, and changes during the periods, is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In years	US$
Outstanding as of December 31, 2010	—
Granted	4,472,000
Forfeited	(140,000)

Outstanding as of December 31, 2011	4,332,000	0.04	9.08	2,720

Granted	1,200,000
Forfeited	(565,000)

Outstanding as of December 31, 2012	4,967,000	0.19	8.32	21,429

Granted	2,837,500
Repurchase of vested options	(910,000)
Forfeited	(262,708)

Outstanding as of December 31, 2013	6,631,792	0.57	8.13	85,854
Vested and expected to vest as of December 31, 2013	6,398,570	0.56	8.11	82,902
Exercisable as of December 31, 2013	2,744,756	0.17	7.23	36,650

No option expired during years ended December 31, 2011, 2012 and 2013.

In March 2013, the Company repurchased 910,000 shares of options, a portion of options granted in conjunction with the acquisition of Beijing Shengjinteng, for a cash consideration of US$833. The options repurchased were fully vested and were repurchased with price lower than fair value.

The share-based compensation cost is measured at the fair value of the award as calculated under the Binomial option-pricing model. Assumptions used in the Binomial option-pricing model are presented below:

	For the years ended December 31,
	2011	2012	2013
Risk-free interest rates (%)(1)	3.42%	2.55%~3.21%	2.02%~3.13%
Exercise multiples(2)	2 times~2.8 times	2.8 times	2 times~2.8 times
Expected dividend yield(3)	0%	0%	0%
Expected volatility (%)(4)	54%	45%~47%	43%~44%
Contract life	10 years	10 years	8.2 years~10 years

1.	The risk-free interest rate is based on the implied yield rates of China government bonds denominated in US$ for a term consistent with the expected life of the awards in effect at the time of grant if such rates are available.
2.	The expected exercise multiple is the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employee exercise history, it was estimated by referencing to Valuing Employee Stock Options (published by John Wiley & Sons. Inc. 2004 edition), a well-accepted academic publication.
3.	The dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options.
4.	The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of similar U.S. and Hong Kong public companies for a period equal to the expected life preceding the grant date.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

13. Share based compensation (continued)

Founders’ shares

In accordance with the shareholders agreement dated as of July 15, 2009, all ordinary shares ultimately owned by the Company’s Founders would become subject to four-year vesting schedule, with 25% vesting on the first anniversary and remainder vesting monthly thereafter in thirty-six equal monthly installments. The Founders’ shares vest immediately in the event that i) Founder’s continuous status as a service provider is terminated by the Company without cause; ii) there occurs a change in control of the Company or iii) there occurs a Qualified IPO as defined in Redeemable Preferred Shares. The Company accounted for this arrangement similar to a reverse stock split, followed by the grant of restricted stock awards subject to service vesting conditions, though these Founders’ shares are legally outstanding from the grant day. Accordingly, compensation cost was measured based on the fair value of the ordinary shares at the grant date and is recognized over the requisite service period.

In connection with the issuance of Series A-1, A-2 and B Redeemable Preferred Shares, the Company amended the vesting schedule of all Founders’ shares under which Founders’ shares that were unrestricted became subject to vesting again with 1/48th of the options vesting each month after the issuance of each Series of Redeemable Preferred Shares. The unvested and subjecting to new vesting was treated as a modification of the award and did not result in a modification charge as there was no incremental value resulted from the modification.

For the years ended December 31, 2011, 2012 and 2013, the Company recognized share based compensation expense related to the Founders’ shares of US$116, US$86 and US$105, respectively. Grant date fair value per restricted share is US$ 0.01. The amount of unrecognized compensation expense related to share-based compensation arrangements under the Share Restriction Agreement were US$138 as of December 31, 2013, and those costs are expected to be recognized over a weighted-average period of 1.83 years.

Restricted Shares	Number of Shares
Outstanding as of December 31, 2010	44,611,229

Restricted shares vested	(11,627,501)

Outstanding as of December 31, 2011	32,983,728

Restricted shares vested	(8,604,451)

Outstanding as of December 31, 2012	24,379,277

Restricted shares vested	(10,554,394)

Outstanding as of December 31, 2013	13,824,883

On October 28, 2013, the Company entered into an agreement with a former employee of the company to accelerate vesting of all his incentive shares upon his departure from the Company on March 31, 2013. In conjunction with this agreement, the former employee also transferred 1,293,125 shares to one of the Group’s executive officers, at no additional consideration. The fair value of the transferred shares amounted to US$15,776, which was treated as share-based compensation expense to such executive officer for his past services.

On November 20, 2013, the former employee also sold 1,355,714 shares to such executive officer for US$3,000. The difference of US$14,394 between the fair value of the shares of US$17,394 and US$3,000 was treated as share-based compensation expense to such executive officer for his past services.

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

14. Earnings/(loss) per share

The following table sets forth the computation of basic and diluted net income/(loss) per share for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Numerator:
Net income/(loss)	(4,029)	8,104	25,004
Redeemable Preferred shares redemption value accretion	(716)	(1,688)	(1,795)
Income allocation to participating preferred shares	—	(1,292)	(7,403)

Numerator for basic and diluted income/(loss) per share	(4,745)	5,124	15,806

Denominator:
Weighted average number of ordinary shares—basic	40,644,779	50,070,659	59,475,739
Dilutive effect of share options	—	4,614,606	4,093,946
Dilutive effect of founders shares	—	28,987,721	19,627,103

Weighted average number of ordinary shares—diluted	40,644,779	83,672,986	83,196,788

Net income/(loss) per share attributable to ordinary shareholders
- Basic	(0.12)	0.10	0.27
- Diluted	(0.12)	0.06	0.19

The potentially dilutive securities that were not included in the calculation of dilutive net loss per share in those periods where their inclusion would be anti-dilutive include share options of 4,425,333, nil and nil, and Founders shares of 38,479,615, nil and nil for the years ended December 31, 2011, 2012 and 2013, respectively.

15. Commitments and contingencies

(a) Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements. The rental expenses were US$532, US$2,039 and US$6,151 during the years ended December 31, 2011, 2012 and 2013, respectively.

As of December 31, 2013, future minimum commitment under non-cancelable agreements were as follows:

	Operating lease	Server custody and bandwidth fee	Business acquisition payment	Total
	US$	US$	US$	US$
2014	9,336	154	656	10,146
2015	8,115	—	—	8,115
2016	4,879	—	—	4,879
2017	260	—	—	260
2018 and thereafter	260	—	—	260

Total	22,850	154	656	23,660

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

15. Commitments and contingencies (continued)

Other than those shown above, the Group did not have any significant unrecognized uncertain tax positions, capital and other commitments, long-term obligations, or guarantees as of December 31, 2012 and 2013.

(b) Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations and cash flows for the periods in which the unfavorable outcome occurred, and in future periods.

16. Related party transactions

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2013:

Name of related parties	Relationship with the Group
Beijing Jushangminghui Commerce and Trade Co., Ltd.	A company controlled by a beneficial owner of the Company and his immediate family member
Beijing Fanbosha Commerce and Trade Co., Ltd.	A company controlled by a beneficial owner of the Company and his immediate family member

During the years ended December 31, 2011, 2012 and 2013, significant related party transactions were as follows:

(a)	The Group entered into the following transactions with related parties:

	For the Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Purchases of merchandises:
Beijing Jushangminghui Commerce and Trade Co., Ltd.	—	2,316	9,651
Beijing Fanbosha Commerce and Trade Co., Ltd.	—	653	4,499

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

16. Related party transactions (continued)

(b)	The Group had the following balances with related parties:

	As of December 31,
	2012	2013
	US$	US$
Due from related parties:
Beijing Jushangminghui Commerce and Trade Co., Ltd.	1,337	—
Others	2	—

	1,339	—

Due to related parties:
Beijing Jushangminghui Commerce and Trade Co., Ltd.	—	149
Others	—	131

	—	280

The terms of transactions with related parties were similar to those with third party vendors.

17. Unaudited pro forma balance sheet and earnings per share for conversion of Redeemable Preferred Shares

Unaudited pro forma balance sheet information as of December 31, 2013 assumes the automatic conversion of all of the outstanding Redeemable Preferred Shares into ordinary shares on a one-for-one basis, as if the exercise and conversion had occurred as of December 31, 2013.

Unaudited pro forma basic and diluted net income per ordinary share reflecting the effect of the conversion of Redeemable Preferred Shares are presented as following, as if the exercise and conversion had occurred at the beginning of the year:

For the Year Ended December 31, 2013
US$
Numerator:
Net income attributable to ordinary shareholders	15,806
Preferred convertible redeemable shares redemption accretion value	1,795
Income allocation to participating Redeemable Preferred Shares	7,403

Numerator for pro-forma basic and diluted net income per share	25,004

Denominator:
Weighted average number of ordinary shares outstanding	59,475,739
Pro-forma effect of the conversion of Redeemable Preferred Shares	46,045,805

Denominator for pro forma basic net income per share	105,521,544

Dilutive effect of share options	4,093,946
Dilutive effect of Founders’ shares	19,627,103

Denominator for pro forma diluted net income per share	129,242,593

Pro forma basic net income per ordinary share
- Basic	0.24
- Diluted	0.19

JUMEI INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars in thousands, except for share data)

18. Subsequent events

(a)	On April 1, 2014, the Company granted 500,000 share options to employees at exercise price of US$15.00 per share. The options are subject to four-year service vesting schedule.

(b)	On April 10, 2014, the Company adopted the 2014 share incentive plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 plan shall initially be 6,300,000 Class A ordinary shares, plus an annual increase of 1.5% of the total outstanding share capital as of December 31 of the immediately preceding calendar year, or such lesser number of Class A ordinary shares as determined by the board of directors of the Company on the first day of each fiscal year beginning in 2015. As of the date of this prospectus, no share-based award has been granted under the 2014 incentive plan.

(c)	On April 10, 2014, the shareholders of the Company approved that, immediately upon the completion of the Company’s initial public offering, the authorized share capital of the Company will be increased from (A) US$50,000 divided into (i) 152,097,052 ordinary shares with a par value of US$0.00025 each and (ii) 47,902,948 preferred shares with a par value of US$0.00025 each, of which 14,474,377 shares are designated as series A-1 preferred shares, 26,000,000 shares are designated as series A-2 preferred shares and 7,428,571 shares are designated as series B preferred shares to (B) US$250,000 divided into (i) 840,000,000 Class A ordinary shares with a par value of US$0.00025 each, (ii) 60,000,000 Class B ordinary shares with a par value of US$0.00025 each and (iii) 100,000,000 shares of a par value of US$0.00025 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 8 of the Company’s post-offering articles of association.

(d)	On May 6, 2014, concurrently with and subject to the completion of the initial public offering, General Atlantic Singapore Fund Pte. Ltd. (“GA”), a non-US entities and non-affiliated entity, has agreed to purchase from the Group US$150 million in Class A ordinary shares at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio. GA has agreed with the underwriters not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares acquired in the private placement for a period of 180 days after the date of final prospectus, subject to certain exceptions. (Unaudited)

19. Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIE and VIE’s subsidiary incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIE and VIE’s subsidiary incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, the VIE and VIE’s subsidiary to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and the subsidiary of the VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Company as of December 31, 2013.

Goldman Sachs (Asia) L.L.C.	Credit Suisse	J.P. Morgan

(on equal footing)

China Renaissance

Piper Jaffray		Oppenheimer & Co.